# 2024

# Annual Report





**BRT Apartments Corp.,** a Maryland corporation, is an internally managed real estate investment trust, also known as a REIT, that is focused on the ownership, operation, and to a lesser extent, holds interest in joint ventures that own and operate multi-family properties. At December 31, 2024, we own or have interests in 29 multi-family properties located in 11 states with an aggregate of 7,947 units, including properties and units owned by unconsolidated joint ventures and have preferred equity investments in two multi-family properties. Most of our properties are located in the Southeast United States and Texas.

BRT's shares of common stock trade on the New York Stock Exchange under the symbol "BRT." As of December 31, 2024, there were 18,782,902 shares outstanding and 715 holders of record.

# Units by State

*(Including units owned by unconsolidated joint ventures)*



OH 264

VA 220

MO 174

NC 264

TN 702

SC 1,427

MS 776

AL 940

GA 959

TX 1,703*

FL 518

*There are 881 units in the San Antonio/Austin area and 822 units in Dallas.

# To Our Fellow Stockholders:

We are closely monitoring our markets and believe that in the short term, rental rates will remain steady or improve slightly, and that over the long-term, continued migration to the Sunbelt will benefit our portfolio due to expanding population and increased job growth. As our seasoned management team has lived through many types of economic cycles and market disruptions, we remain confident in the long-term prospects of the multi-family property sector. Be assured that given management's approximate 42% ownership stake in BRT, we are aligned with, and are incentivized to continue to make decisions in the best interests of, BRT stockholders.

Although we are optimistic for the future and encouraged about the lack of distress across our markets, there are currently limited opportunities to acquire properties on terms acceptable to us; and we are not willing to overpay to secure an acquisition. We are optimistic, however, that there will be opportunities in the future to resume our acquisition activities and grow our portfolio. MSCI, a provider of data to investors worldwide, estimates that there is nearly $19 billion of properties in the apartment market worth less than the loans associated with them, with 10% maturing in 2025. Those loans were made during periods of low interest rates and high property valuations and may be vulnerable to asset-value shortfalls. We look forward to using our liquidity, and our $40 million credit facility, to capitalize on acquisition and investment opportunities.

While we wait for the acquisition environment to improve, we will, as in the past, remain disciplined and adhere to our prudent underwriting standards. This year, we will continue to focus on the management of our properties (i.e., controlling costs and growing occupancy and rental rates) and pursuing selective acquisitions (including preferred equity investments) as they become available.

In 2024, we concluded that it was advisable to replace a portion of our higher-floating rate short-term credit facility debt, with lower fixed-rate longer-term mortgage debt. Accordingly, we proactively reduced our availability under our untapped credit facility to $40 million and shortly thereafter obtained $27.4 million of gross proceeds from a seven-year, interest only, 5.22% fixed rate mortgage. We used these proceeds primarily to fund $18.3 million in preferred equity investments in two multi-family properties in Sunbelt markets in which we have invested and with which we are very familiar. These investments provide for a 13% all in rate compounded monthly, of which 6% to 6.5% is



**DIVIDENDS PER SHARE**

$0.98 — 2022
$1.00 — 2023
**$1.00** — 2024



**RENTAL REVENUES**
*In Millions*

$70.52 — 2022
$93.07 — 2023
**$94.77** — 2024

paid currently and the 7% to 7.5% balance is to be paid between 2029 and 2031, or earlier upon the occurrence of certain events. We are pleased with these investments and will continue to look for similar opportunities.

In addition to investing in preferred equity, and in light of the limited other investment/growth opportunities, we concluded that it was wise to invest further in BRT by actively engaging in share repurchases. From January 1, 2024 through February 28, 2025, BRT repurchased 258,547 shares at a weighted average price of $17.92, for a total investment of approximately $4.6 million. Our repurchases in 2024 reduced our cash dividend outlay in 2024 by approximately $3.6 million, and will continue to reduce such outlays in the future. As a result of these repurchases, the availability under our share repurchase program was reduced to approximately $5 million, and in March 2025, the Board of Directors increased the value of the shares BRT is authorized to repurchase up to $10 million.

Once again, we would like to thank the tremendous team we have at BRT. Both our Board and our employees played an essential role over the year and provided the necessary diligence and counsel in helping BRT become a stronger company, with the financial flexibility of a strong portfolio and solid balance sheet to take advantage of opportunities in 2025 and beyond.

To our fellow stockholders, we would like to thank you for your continued investment and support of BRT Apartments.

Sincerely,

**ISRAEL ROSENZWEIG**
*Chairman of the Board*

**JEFFREY A. GOULD**
*President and Chief Executive Officer*

April 2, 2025

# Financial Highlights

(Dollar amounts in thousands except per share amounts)

| | Year ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Rental and other revenue from real estate properties | $ 94,773 | $ 93,069 |
| Loan interest and other income | 857 | 548 |
| Total revenues | 95,630 | 93,617 |
| Real estate operating expenses | 43,555 | 41,821 |
| Interest expense | 22,596 | 22,161 |
| General and administrative | 15,595 | 15,433 |
| Provision for credit loss | 270 | – |
| Depreciation and amortization | 25,926 | 28,484 |
| Total expenses | 107,942 | 107,899 |
| Total revenues less total expenses | (12,312) | (14,282) |
| Equity in earnings of unconsolidated joint ventures | 1,644 | 2,293 |
| Equity in earnings from sale of unconsolidated joint venture properties | – | 14,744 |
| Gain on sale of real estate | 806 | 604 |
| Casualty loss | – | (323) |
| Insurance recovery of casualty loss | – | 793 |
| Gain on insurance recovery | – | 240 |
| (Loss) income from continuing operations | (9,862) | 4,069 |
| (Benefit) provision for taxes | (226) | 54 |
| (Loss) income from continuing operations, net of taxes | (9,636) | 4,015 |
| Income attributable to non-controlling interests | (155) | (142) |
| Net (loss) income attributable to common stockholders | $ (9,791) | $ 3,873 |
| | | |
| Per share amounts attributable to common stockholders | | |
| Basic | $ (0.52) | $ 0.16 |
| Diluted | $ (0.52) | $ 0.16 |

| | December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Total assets | $ 713,463 | $ 709,963 |
| Real estate properties, net of accumulated depreciation | 615,915 | 635,836 |
| Investment in unconsolidated joint ventures | 31,344 | 34,242 |
| Loan receivables, net of deferred costs and allowance for credit loss | 17,667 | – |
| Cash and cash equivalents | 27,586 | 23,512 |
| | | |
| Mortgages payable, net of deferred costs | 446,471 | 422,427 |
| Junior subordinated notes, net of deferred costs | 37,163 | 37,143 |
| Credit facility | – | – |
| | | |
| Total BRT Apartments Corp. stockholders' equity | 204,914 | 228,445 |

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 10-K

**(Mark One)**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2024**

**Or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**Commission file number 001-07172**

# BRT APARTMENTS CORP.

(Exact name of registrant as specified in its charter)

| **Maryland** | **13-2755856** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. employer identification no.) |
| 60 Cutter Mill Road, Great Neck, New York | 11021 |
| (Address of principal executive offices) | (Zip Code) |

**516-466-3100**

Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading Symbol | Name of each exchange on which registered |
|---|---|---|
| Shares of common stock, par value $.01 per share | BRT | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act:

**NONE**
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐    No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer. or a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☐      Non-accelerated filer ☒      Smaller reporting company ☒

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes ☐    No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). .☐

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was approximately $203.5 million based on the last sale price of the common equity on June 30, 2024, which is the last business day of the registrant's most recently completed second quarter.

As of  February 28, 2025, the registrant had 18,929,742 shares of common stock outstanding.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the proxy statement for the 2024 annual meeting of stockholders of the Registrant to be filed pursuant to Regulation 14A not later than April 30, 2025, are incorporated by reference into Part III of this Annual Report on Form 10-K.

# TABLE OF CONTENTS

## Form 10-K

## Explanatory Note

Unless otherwise indicated or the context otherwise requires:

- all references "us", "we", "BRT" or the "Company" refer to BRT Apartments Corp. and its consolidated and unconsolidated subsidiaries;
- "acquisitions" include investments in unconsolidated joint ventures.
- our "significant subsidiaries" (as such term is by Rule 1-02(w) of Regulation S-X), include TRB Holdings LLC, TRB Bells Bluff LLC, which own Bells Bluff, a property located in West Nashville, TN and TRB Civic Center LLC, which owns Civic Center I and II, properties located in Southaven MS.
- the term "promote" refers to our joint venture partner's share of the income and/or cash flow from a multi-family property greater than that implied by their percentage of equity interest in such project.
- we refer to certain entities as "affiliated entities", because such entities share with us certain executive personnel and ownership. Our "affiliated entities" include Gould Investors L.P. ("Gould Investors"), a master limited partnership involved primarily in the ownership and operation of a diversified portfolio of real estate assets; Georgetown Partners LLC ("Georgetown"), which is the managing general partner of Gould Investors and which is controlled by Jeffrey A. Gould, our President, Chief Executive Officer and a director, and Matthew J. Gould, our Senior Vice President and a director; One Liberty Properties, Inc. ("OLP"), a NYSE listed industrial focused REIT; and Majestic Property Management Corp. ("Majestic Property"), a property management company which compensates certain of our executive officers, and which is wholly owned by Fredric H. Gould, a director. The use of the term "affiliated entities" or similar terms does not constitute an acknowledgement that such person(s) or entities are affiliates (as such term is used in the Securities Act (as defined below) or Exchange Act (as defined below) of ours or one another.
- "same store properties" refer to properties that we owned and operated for the entirety of periods being compared, except for properties that are in lease-up. We move properties previously excluded from our same store portfolio (because they were in lease up) into the same store designation once they have stabilized (as described below) and such status has been reflected fully in all applicable periods of comparison. Newly constructed, lease-up, development and redevelopment properties are deemed stabilized upon the earlier to occur of the first full calendar quarter beginning (a) 12 months after the property is fully completed and put in service and (b) attainment of at least 90% physical occupancy; and the term "standard carve-outs" refers to recourse items to an otherwise non-recourse mortgage and are customary to mortgage financing. While carve-outs vary from lender to lender and transaction to transaction, the carve-outs may include, among other things, a voluntary bankruptcy filing, environmental liabilities, the sale, financing or encumbrance of the property in violation of loan documents, damage to property as a result of intentional misconduct or gross negligence, failure to pay valid taxes and other claims which could or in certain cases, would create a lien on a property and the conversion of security deposits, insurance proceeds or condemnation awards.
- references to unconsolidated joint ventures exclude ventures in which we have a preferred equity investment.
- rental rates do not reflect the impact of rent concessions.

## Cautionary Statement Regarding Forward-Looking Statements

We consider this and other sections of this Annual Report on Form 10-K to contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to our expectations for future periods. Forward-looking statements do not discuss historical fact, but instead include statements related to expectations, projections, intentions or other items related to the future. Such forward-looking statements include, without limitation, statements regarding expected operating performance and results, property acquisition and disposition activity, joint venture activity, development and value add activity and other capital expenditures, and capital raising and financing activity, as well as revenue and expense growth, occupancy, interest rate and other economic expectations. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "forecasts," "projects," "assumes," "will," "may," "could," "should," "budget," "target," "outlook," "opportunity," "guidance" and variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors as described below,which are in some cases beyond our control, which may cause our actual results, performance or achievements to be materially different from the results of operations, financial conditions or plans expressed or implied by such forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore such forward-looking statements included in this report may not prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by us or any other person that the results or conditions described in such statements or our objectives and plans will be achieved and investors are cautioned not to place undue reliance on such information.

The following factors, among others, could, and in certain cases would, cause our actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking statements:

- inability to generate sufficient cash flows due to unfavorable economic and market conditions (*e.g.*, inflation, volatile interest rates and the possibility of a recession), changes in supply and/or demand, competition, uninsured losses, changes in tax and housing laws or other factors;

- adverse changes in real estate markets, including, but not limited to, the extent of future demand for multifamily units in our significant markets, barriers of entry into new markets which we may seek to enter in the future, limitations on our ability to increase or collect rental rates, competition, our ability to identify and consummate attractive acquisitions and dispositions on favorable terms, and our ability to reinvest sale proceeds in a manner that generates favorable returns;

- general and local real estate conditions, including any changes in the value of our real estate;

- decreasing rental rates or increasing vacancy rates;

- challenges in acquiring properties (including challenges in buying properties directly without the participation of joint venture partners and the limited number of multi-family property acquisition opportunities available to us), which acquisitions may not be completed or may not produce the cash flows or income expected;

- the competitive environment in which we operate, including competition that could adversely affect our ability to acquire properties and/or limit our ability to lease apartments or increase or maintain rental rates;

- exposure to risks inherent in investments in a single industry and sector;

- the concentration of our multi-family properties in the Southeastern United States and Texas, which makes us more susceptible to adverse developments in those markets;

- increases in expenses over which we have limited control, such as real estate taxes, insurance costs and utilities, due to inflation and other factors;

- impairment in the value of real estate we own;

- failure of property managers to properly manage properties;

- accessibility of debt and equity capital markets;

- disagreements with, or misconduct by, joint venture partners;

- inability to obtain financing at favorable rates, if at all, or refinance existing debt as it matures due to the level and volatility of interest or capitalization rates or capital market conditions;

- extreme weather and natural disasters such as hurricanes, tornadoes and floods;

- lack of or insufficient amounts of insurance to cover, among other things, losses from catastrophes;

- risks associated with acquiring value-add multi-family properties, which involves greater risks than more conservative approaches;

- events giving rise to increases in our current expected credit loss reserve;

- the condition of Fannie Mae or Freddie Mac, which could adversely impact us;

- changes in Federal, state and local governmental laws and regulations, including laws and regulations relating to taxes and real estate and related investments;

- our failure to comply with laws, including those requiring access to our properties by disabled persons, which could result in substantial costs;

- board determinations as to timing and payment of dividends, if any, and our ability or willingness to pay future dividends;

- our ability to satisfy the complex rules required to maintain our qualification as a REIT for federal income tax purposes;

- possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of properties presently owned or previously owned by us or a subsidiary owned by us or acquired by us;

- our dependence on information systems, risks associated with breaches of such systems, and the impact on us by the use of artificial intelligence by our competitors and suppliers;

- disease outbreaks and other public health events, and measures that are taken by federal, state, and local governmental authorities in response to such outbreaks and events;

- impact of climate change on our properties or operations;

- risks associated with the stock ownership restrictions of the Internal Revenue Code of 1986, as amended (the "Code") for REITs and the stock ownership limit imposed by our charter; and

- the other factors described in this Annual Report, including those set forth under the captions *"Item 1. Business,"* *"Item 1A. Risk Factors,"* and *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations"*.

We caution you not to place undue reliance on forward-looking statements, which speak only as of the date of this Annual Report. Except to the extent otherwise required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the filing of this Annual Report or to reflect the occurrence of unanticipated events thereafter.

**PART I**

**Item l.   Business.**

**General**

We are an internally managed real estate investment trust, also known as a REIT, that owns, operates, and to a lesser extent, holds interests in joint ventures that own and operate multi-family properties.  At December 31, 2024, we (i) wholly-own 21 multi-family properties with an aggregate of 5,420 units and a carrying value of $614.2 million; (ii) have ownership interests, through unconsolidated entities, in eight multi-family properties with an aggregate of 2,527 units for which the carrying value of our net equity investment therein is $31.3 million; (iii) have preferred equity investments in two multi-family properties with a carrying value of $17.7 million; and (iv) own other assets, through consolidated and unconsolidated subsidiaries, with a carrying value of $1.7 million. The 29 multi-family properties are located in 11 states; primarily in the Southeast United States and Texas.

Our website can be accessed at *www.brtapartments.com*, where copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission, or SEC, can be obtained free of charge.

**2024 and Recent Developments.**

During 2024:

•   We invested, in two separate and unrelated transactions, an aggregate of $18.3 million (with a carrying value of $17.7 million at December 31, 2024, after giving effect to deferred loan fees and allowance for credit loss), in joint ventures that purchased a 204-unit multi-family property in Wilmington, North Carolina and a 184-unit multi-family property in Kennesaw, Georgia. These investments are unsecured and are subordinate, including the payment of the returns thereon, to an aggregate of $51.3 million of mortgage debt on these properties.  We estimate that in 2025, we will generate approximately $1.2 million of interest income on these investments.  For financial statement reporting purposes, these investments are treated as loans and are included in "Loan receivables, net of deferred loan fees and allowance for credit loss"on our consolidated balance sheet at December 31, 2024.  See *"Item 1. Business -Preferred Equity Investments"* and Notes 1 and 5 to our consolidated financial statements.

•   We obtained a $27.4 million mortgage on our Woodland Trails-LaGrange, GA property (the "Woodlands Financing").  The debt matures in September 2031, bears a fixed rate of interest of 5.22%, and is interest only until maturity.

•   We and an affiliate of Valley National Bank ("VNB") amended our credit facility to, among other things, reduce the borrowing capacity from $60 million to $40 million, extend the maturity from September 2025 to September 2027 and revise certain financial and other covenents. VNB required these changes as a condition to our obtaining the Woodlands Financing.

•   We sold a cooperative apartment unit in New York, NY  for a sales price of approximately $1.1 million and recognized a gain of $806,000.

•   We repurchased 193,529 shares of our common stock for an aggregate purchase price of approximately $3.5 million (*i.e.,* an average purchase price of $18.07 per share).

From January 1, 2025 through February 28, 2025, we purchased 65,018 shares of our common stock for an aggregate purchase price of approximately $1.1 million (*i.e.,* average price of $17.49 per share).  In March 2025, our board of directors increased the value of the shares that we can repurchase to up to $10 million and extended the repurchase program through December 31, 2026.

## Our Multi-Family Properties

Generally, our multi-family properties are garden apartments and, to a lesser extent, mid-rise or town home style properties that provide residents with amenities, such as a clubhouse, swimming pool, laundry facilities and internet access. Residential leases are typically for a one-year term and may require security deposits equal to one month's rent. Substantially all of the units at these properties are leased at market rates. Set forth below is selected information regarding the multi-family properties in which we have an interest (other than the properties involving the preferred equity investments), as of December 31, 2024; the properties in which we have a less than 100% ownership interest are owned by unconsolidated joint ventures:

| Property Name and Location | Number of Units | Age | Acquisition Date | Our Percentage Ownership (%) (1) | Average Monthly Rental Rate Per Occupied Unit ($) | | | | | Average Physical Occupancy (%) | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | 2024 | 2023 | 2022 | 2021 | 2020 | 2024 | 2023 | 2022 | 2021 | 2020 |
| Silvana Oaks Apartments—N. Charleston, SC | 208 | 14 | 10/4/2012 | 100 | 1,539 | 1,486 | 1,370 | 1,231 | 1,182 | 94.4 | 94.7 | 96.0 | 95.1 | 93.2 |
| Avondale Station—Decatur, GA | 212 | 70 | 11/19/2012 | 100 | 1,405 | 1,429 | 1,323 | 1,196 | 1,173 | 89.3 | 91.2 | 96.3 | 97.2 | 95.3 |
| Brixworth at Bridge Street—Huntsville, AL | 208 | 39 | 10/18/2013 | 100 | 1,061 | 1,079 | 950 | 879 | 828 | 95.1 | 93.9 | 94.3 | 96.1 | 97.6 |
| Newbridge Commons—Columbus, OH | 264 | 25 | 11/21/2013 | 100 | 1,157 | 1,104 | 1,031 | 947 | 929 | 95.2 | 96.5 | 97.3 | 97.5 | 95.2 |
| Crossings of Bellevue—Nashville, TN | 300 | 39 | 4/2/2014 | 100 | 1,453 | 1,459 | 1,328 | 1,186 | 1,186 | 95.4 | 95.0 | 96.7 | 97.1 | 96.3 |
| Avalon Apartments—Pensacola, FL | 276 | 16 | 12/22/2014 | 100 | 1,498 | 1,518 | 1,438 | 1,250 | 1,124 | 94.8 | 95.0 | 96.3 | 98.1 | 95.3 |
| Parkway Grande—San Marcos, TX | 192 | 10 | 9/10/2015 | 100 | 1,280 | 1,310 | 1,209 | 1,042 | 1,035 | 93.7 | 94.8 | 95.9 | 97.1 | 93.4 |
| Woodland Trails—LaGrange, GA | 236 | 14 | 11/18/2015 | 100 | 1,378 | 1,330 | 1,193 | 1,059 | 1,014 | 93.2 | 94.9 | 97.5 | 98.9 | 96.7 |
| Grove at River Place — Macon, GA | 240 | 36 | 2/1/2016 | 100 | 951 | 935 | 865 | 792 | 744 | 90.3 | 92.9 | 95.9 | 95.6 | 92.2 |
| Civic Center I—Southaven, MS | 392 | 22 | 2/29/2016 | 100 | 1,278 | 1,231 | 1,122 | 1,021 | 958 | 95.8 | 96.3 | 97.6 | 98.2 | 97.1 |
| Civic Center II — Southaven, MS | 384 | 19 | 9/1/2016 | 100 | 1,353 | 1,305 | 1,186 | 1,085 | 1,031 | 94.0 | 95.3 | 97.0 | 98.2 | 96.6 |
| Verandas at Alamo Ranch—San Antonio, TX | 288 | 9 | 9/19/2016 | 100 | 1,141 | 1,132 | 1,194 | 1,084 | 1,039 | 90.1 | 86.2 | 92.0 | 91.2 | 93.2 |
| Kilburn Crossing — Fredericksburg, VA | 220 | 19 | 11/4/2016 | 100 | 1,700 | 1,623 | 1,593 | 1,465 | 1,411 | 96.7 | 95.8 | 97.4 | 97.9 | 96.2 |
| Bells Bluff — West Nashville, TN | 402 | 5 | 6/2/2017 | 100 | 1,700 | 1,781 | 1,749 | 1,421 | 1,482 | 91.6 | 92.4 | 96.9 | 92.3 | 74.7 |
| Vanguard Heights — Creve Coeur, MO | 174 | 8 | 4/4/2017 | 100 | 1,684 | 1,711 | 1,598 | 1,583 | 1,604 | 94.9 | 94.9 | 94.2 | 93.6 | 95.9 |
| Jackson Square — Tallahassee, FL | 242 | 28 | 8/30/2017 | 100 | 1,432 | 1,375 | 1,270 | 1,131 | 1,090 | 95.1 | 95.6 | 94.3 | 94.2 | 94.8 |
| Magnolia Pointe at Madison — Madison, AL | 204 | 33 | 12/7/2017 | 100 | 1,215 | 1,234 | 1,154 | 1,036 | 924 | 93.2 | 92.6 | 92.1 | 96.6 | 97.6 |
| The Woodland Apartments — Boerne, TX (2) | 120 | 17 | 12/14/2017 | 100 | 1,208 | 1,224 | 1,138 | 974 | 980 | 96.5 | 96.0 | 97.3 | 87.0 | 96.3 |
| Somerset at Trussville — Trussville, AL | 328 | 17 | 5/7/2019 | 100 | 1,259 | 1,224 | 1,145 | 1,078 | 998 | 94.9 | 94.7 | 96.7 | 95.7 | 97.0 |
| Crestmont at Thornblade — Greenville, SC | 266 | 26 | 10/30/2018 | 100 | 1,393 | 1,346 | 1,232 | 1,104 | 1,051 | 94.8 | 95.7 | 97.8 | 96.3 | 91.8 |
| Abbotts Run — Wilmington, NC | 264 | 23 | 2/20/2020 | 100 | 1,286 | 1,251 | 1,110 | 978 | 873 | 95.3 | 94.7 | 96.8 | 95.3 | 93.5 |
| The Pointe at Lenox Park— Atlanta, GA | 271 | 35 | 8/15/2016 | 74 | 1,529 | 1,507 | 1,405 | 1,275 | 1,255 | 94.7 | 95.8 | 94.1 | 96.0 | 94.6 |
| Canalside Lofts — Columbia, SC | 374 | 16 | 11/10/2016 | 32 | 1,446 | 1,406 | 1,314 | 1,225 | 1,406 | 94.5 | 93.0 | 95.7 | 93.2 | 90.9 |
| Canalside Sola — Columbia, SC (3) | 339 | 9 | 11/10/2016 | 46 | 1,684 | 1,577 | 1,474 | 1,361 | 1,395 | 94.8 | 95.1 | 96.6 | 92.6 | 81.4 |
| Mercer Crossing — Farmers Branch, TX | 509 | 8 | 6/29/2017 | 50 | 1,657 | 1,701 | 1,570 | 1,374 | 1,314 | 91.4 | 93.0 | 94.8 | 95.9 | 90.6 |
| Gateway Oaks — Forney, TX | 313 | 8 | 9/15/2017 | 50 | 1,400 | 1,394 | 1,281 | 1,181 | 1,147 | 94.3 | 93.1 | 97.8 | 96.7 | 91.1 |
| Landings of Carrier Parkway — Grand Prairie, TX | 281 | 23 | 5/17/2018 | 50 | 1,320 | 1,367 | 1,288 | 1,149 | 1,098 | 91.9 | 90.2 | 93.2 | 94.1 | 94.5 |
| Village at Lakeside — Auburn, AL | 200 | 36 | 8/8/2019 | 80 | 1,167 | 1,073 | 983 | 907 | 859 | 97.7 | 97.5 | 97.7 | 97.1 | 96.0 |
| Stono Oaks-Johns Island, SC (4) | 240 | 1 | 1/1/2024 | 17 | 1,597 | — | — | — | — | 38.4 | — | — | — | — |
| Total | 7,947 | | | | | | | | | | | | | |

(1) Distributions to, and profit sharing between, joint venture partners, are determined pursuant to the applicable agreement governing the relationship between the parties and are generally not *pro rata* to the equity ownership percentage each joint venture partner has in the applicable joint venture.

(2) Occupancy in 2021 was effected by damage from the February ice storm in Texas (the "Texas Storm").

(3) This property was in lease up until September 2020.

(4) This property was in lease up during 2024. Occupancy was 71.7% at December 31, 2024.

The following table sets forth certain information, presented by state, related to our consolidated properties as of December 31, 2024 (dollars in thousands):

| State | Number of Properties | Number of Units | 2024 Rental and Other Revenues | Percent of 2024 Rental and Other Revenues |
|---|---|---|---|---|
| Tennessee | 2 | 702 | $ 14,048 | 15 % |
| Mississippi | 2 | 776 | 12,648 | 13 % |
| Alabama | 3 | 740 | 11,391 | 12 % |
| Georgia | 3 | 688 | 10,610 | 11 % |
| Florida | 2 | 518 | 9,458 | 10 % |
| Texas | 3 | 600 | 9,342 | 10 % |
| South Carolina | 2 | 474 | 8,813 | 9 % |
| Virginia | 1 | 220 | 4,868 | 5 % |
| North Carolina | 1 | 264 | 4,295 | 5 % |
| Ohio | 1 | 264 | 3,935 | 4 % |
| Missouri | 1 | 174 | 3,770 | 4 % |
| Other (1) | — | — | 1,595 | 2 % |
| Total | 21 | 5,420 | $ 94,773 | 100 % |

(1) Includes non-multi- family revenues primarily from a commercial property located in Yonkers, NY.

The following table sets forth certain information, presented by state, related to properties owned by unconsolidated joint ventures at of December 31, 2024 (dollars in thousands):

| State | Number of Properties | Number of Units | 2024 JV Rental and Other Revenues (1) | Percent of 2024 JV Rental and Other Revenues (1) |
|---|---|---|---|---|
| Texas | 3 | 1,103 | $ 21,105 | 46 % |
| South Carolina | 3 | 953 | 15,835 | 35 % |
| Alabama | 1 | 200 | 5,225 | 12 % |
| Georgia | 1 | 271 | 3,017 | 7 % |
| Total | 8 | 2,527 | $ 45,182 | 100 % |

(1) The term "JV Rental and other Revenues" refers to the revenues generated at multi-family properties owned by unconsolidated joint ventures

*Our Acquisition Process and Underwriting Criteria*

We identify multi-family property acquisition opportunities primarily through relationships developed with, among others, current or former joint venture partners, real estate investors and brokers. We will acquire multi-family properties either with joint venture partners (and especially with partner's experienced in the target market), which allows us to benefit from such partner's experience, or directly (*i.e.*, without a joint venture partner), which allows for the possibility for greater returns on our investment.

We emphasize acquiring the following types of multi-family properties:

- Class B or better properties with strong and stable cash flows in markets where we believe there exists opportunity for rental growth and further value creation;

- Class B or better properties that offer significant potential for capital appreciation through repositioning or rehabilitating the asset to drive rental growth; and

- properties available at opportunistic prices providing an opportunity for a significant appreciation in value.

We seek properties that provide stable risk adjusted total returns (*i.e.,* operating income plus capital appreciation), including value-add opportunities (*i.e.*, properties that can be repositioned or improved allowing us to generate higher rents or improved occupancy) and emphasize acquiring properties in the Southeast United States and Texas. We have been opportunistic in pursuing multi-family property acquisitions and have not mandated any specific acquisition criteria, although we take the following, among other things, into account in evaluating an acquisition opportunity: location, demographics, size of the target market, property quality, availability and terms and conditions of long-term fixed-rate mortgage debt, potential for capital appreciation or recurring income, extent and nature of contemplated capital improvements and property age.

A key consideration in our acquisition process is the availability of mortgage debt to finance the acquisition (or the ability to assume the mortgage debt on the property) and the terms and conditions (*e.g.*, interest rate, amortization and maturity) of such debt. Generally, approximately 35% to 50% of the purchase price has been paid in cash (all or a portion of our share of which may be funded by borrowing from our credit facility) and the balance is financed with mortgage debt. We believe that the use of leverage allows us the ability to earn a greater return on our investment than we would otherwise earn. Generally, the mortgage debt obtained in connection with an acquisition matures in five to ten years, is interest only for one to five years, and provides for a fixed interest rate and for the amortization of the principal of such debt over 30 years.

Potential acquisitions are reviewed and approved by our investment committee. Approval requires the assent of not less than five of the eight members of this committee, all of whom are our executive officers. Board of director approval is required for any single multi-family property acquisition in which our equity investment exceeds $40 million.

From time-to-time we have pursued development opportunities with joint venture partners when we believe the potential higher returns justify the additional risks.  The factors considered in pursuing these opportunities generally include the factors considered in evaluating a standard acquisition opportunity, and we place additional emphasis on our joint venture partner's ability to execute a development project.  From 2022 through 2024, we invested an aggregate of $4.0 million for a 17.45% interest in a 240-unit development property located in Johns Island, SC ("Stono Oaks"); as of January 1, 2024 this property is in lease-up.  We do not anticipate development properties will constitute a significant part of our portfolio.

In light of the challenging acquisition environment and the limited funds available to us to acquire properties, we have, and anticipate that we will continue to pursue, alternative investments in the multi-family property arena, such as preferred equity investments (*e.g.,* an investment entitling the investor to a fixed rate of return prior to distributions to more junior investors) or bridge loans (*e.g.,* a short-term loan secured by a first mortgage on the subject property). We can provide no assurance that we will continue to  pursue such investments or that if we do, such investments will be profitable for us. We do not anticipate that these type of alternative investments will constitute a significant part of our portfolio.

It is our policy, and the policy of our affiliated entities, that any investment opportunity presented to us or to an affiliated entity that involves the acquisition of a multi-family property with more than 100 units, will first be offered to us and may not be pursued by our affiliated entities unless we decline the opportunity. Gould Investors has purchased and may continue to purchase multi-family properties in the Southeast United States; all of such properties have less than 100 units. We have not been interested in acquiring any of the properties purchased by Gould Investors.

*Property and Joint Venture Dispositions*

We monitor our portfolio to identify properties that should be sold.  Factors considered in deciding whether to sell a property generally include our evaluation of the current market price of such property compared to its projected economics (including the age of the property and anticipated maintenance costs), changes in the factors considered by us in acquiring such property, the ability to reinvest net proceeds from a sale into a more favorable acquisition opportunity or other productive purpose (*e.g*., repayment of debt), our liquidity requirements and, with respect to properties that are owned by unconsolidated joint ventures, our partners' desires with respect thereto. If our partners deem it in their own economic interest to dispose of a property at an earlier date than we would otherwise dispose of a property, we may accommodate such request and agree to sell the property to a third party  or attempt to purchase our partner's interest.

*Joint Venture Arrangements*

The arrangements with our multi-family property joint venture partners are deal-specific and vary from transaction-to-transaction. Generally, these arrangements provide for us and our joint venture partner to receive net cash flow available for distribution and/or profits in the following order of priority: (i) a preferred return of 8% to 10% on each party's unreturned capital contributions, until such preferred return has been paid in full; and (ii) the return in full of each party's capital contribution (and together with the preferred return, the "Mandatory Return"). Thereafter, distributions to, and profit sharing between, joint venture partners, is determined pursuant to the applicable agreement governing the relationship between the parties. The allocation and distribution of cash and profits to BRT after the Mandatory Return is generally less than that implied by BRT's percentage equity interest in the venture/property as a result of allocation/distribution provisions of our joint venture operating agreements.

Although as noted above each joint venture operating agreement contains different terms, such agreements may limit our right to vote and receive dividends and distributions. Further, such agreements generally provide for a buy-sell procedure under specified circumstances, including, (i) if the partners are unable to agree on major decisions or (ii) upon a change in control of our subsidiary owning the interest in the joint venture. Further, these arrangements may also allow us, and in some cases, our joint venture partner, to force the sale of the property after it has been owned by the joint venture for a specified period (*e.g.*, four to five years after the acquisition).

*Preferred Equity Investments*

During the quarter ended December 31, 2024, we invested (the "Preferred Equity Investments"), in two separate and unrelated transactions, an aggregate of $18.3 million in joint ventures that purchased a 204-unit multi-family property in Wilmington, NC (the "Wilmington Investment") and a 184-unit multi-family property in Kennesaw, GA (the "Kennesaw Investment"). These investments are unsecured and are subordinate (including the payment of the returns thereon), to an aggregate of $51.3 million of mortgage debt bearing a weighted average interest rate of 4.81% and a weighted average remaining term to maturity of 5.8 years. Generally, these investments provide for (1) an annual return to us of 13.0% compounded monthly, of which 6.0% to 6.5% is payable monthly to the extent of available cash-flow (the "Current Return") and with the balance of 6.5% to 7% (the "Hurdle Return"), also to be paid monthly from remaining cash flow, if any, *parri passu* or after the sponsor's receipt of its management fee and specified returns on its investment and (2) the total amount invested, including any unpaid portion of the Current Return and the Hurdle Return, to be payable to us, prior to payments to the sponsor of the joint venture, upon the earlier to occur of certain events (*e.g.,* sale of the property or the refinancing of the mortgage underlying the property) and a specified date. We estimate that in 2025, we will generate approximately $1.2 million of interest income on these investments. We do not anticipate receiving the Hurdle Return with respect to the Kennesaw Investment until June 2029 and the Wilmington Investment until November 2031, if at all. Our maximum exposure to loss with respect to these investments is limited to our invested capital.

For financial statement reporting purposes, these investments are treated as loans and are included in "Loan receivables, net of deferred loan fees and allowance for credit loss" on our consolidated balance sheet at December 31, 2024. The Current Return is accrued as interest income in the period it is earned and the Hurdle Return will be reported as interest income in the period received. In accordance with GAAP, we also recorded a current expected credit loss charge of $270,000 with respect to these investments. See Notes 1, 5 and 6 to our consolidated financial statements.

In evaluating whether to pursue preferred equity investments, we generally consider the same factors used in evaluating the purchase of a multi-family property through a joint venture partner.

*Property Management*

The day-to-day management of our multi-family properties is overseen by property management companies operating in the market in which the property is located. (Four of our seven joint venture properties are managed by management companies that are owned by a joint venture partner or its affiliates). The property management companies that manage our properties are paid fees ranging from 2% to 4% of revenues generated by the applicable property. Generally, we can terminate these management companies upon specified notice or for cause, subject to the approval of the mortgage lender and, in some cases, our joint venture partner. We believe satisfactory replacements for property managers are available, if required.

*Mortgage Debt and Other Real Estate Financings*

In acquiring properties, we use fixed rate mortgage debt to pay from 50% to 65% of the purchase price. Although fixed rate mortgage debt is typically more expensive and less flexible than variable rate mortgage debt (*e.g.*, the interest rate is higher at origination and there are typically high prepayment penalties, yield maintenance payments and/or defeasance penalties when refinancing the debt prior to maturity), we prefer using such debt as it caps our exposure to fluctuating interest rates. We also from time to time obtain supplemental mortgage debt on an acquired property which, among other things, allows us to generate additional cash resulting from the appreciation of the value of the property. As of December 31, 2024, 19 of our 21 wholly owned properties are subject to fixed-rate mortgage debt; our interests in the two remaining wholly-owned properties are not subject to mortgage debt and have been pledged to our credit facility lender. At December 31, 2024, the weighted average annual interest rate on these mortgages was 4.09% and the weighted average remaining term to maturity was 6.1 years.

Our unconsolidated multi-family properties are subject to fixed-rate mortgage debt, other than Stono Oaks which is subject to a variable-rate construction loan. As of December 31, 2024, the weighted average annual interest rate on this debt is 4.30% and the weighted average remaining term to maturity is 3.9 years.

The following table sets forth scheduled principal (including amortization) mortgage payments due for all of our multi-family properties as of December 31, 2024 (dollars in thousands):

| YEAR | Principal Payments Due for Consolidated Properties (1) | Principal Payments Due for Unconsolidated Joint Ventures (2) | Total Principal Payments Due |
|---|---|---|---|
| 2025 | $ 20,361 | $ 3,585 | $ 23,946 |
| 2026 | 74,835 | 64,418 | 139,253 |
| 2027 | 46,162 | 26,246 | 72,408 |
| 2028 | 40,697 | 68,734 | 109,431 |
| 2029 | 56,399 | 1,433 | 57,832 |
| Thereafter | 212,855 | 87,533 | 300,388 |
| Total | $ 451,309 | $ 251,949 | $ 703,258 |

_____

(1) Does not give effect to mortgage fair value adjustments of $828.

(2) Includes all of the mortgage debt on properties owned by such joint venture.

The mortgage debt associated with our multi-family properties, including the mortgage debt at our significant subsidiaries, generally contain covenants, including covenants that require, (i) the guarantor of the mortgage debt to maintain a certain level of net worth and liquid assets or (ii) in connection with the sale or other transfer of the property, the mortgage debt to be paid off (or assumed by the buyer with the consent of the mortgage lender). The mortgage debt is generally non-recourse to us and the entity that owns the property, subject to standard carve-outs. We, at the parent entity level (*i.e.*, BRT Apartments Corp.), are the standard carve-out guarantor with respect to the mortgage debt of almost all of our wholly-owned properties. At December 31, 2024, the principal amount of mortgage debt outstanding with respect to the properties at which we are the carve-out guarantor is approximately $443.1 million.

*Corporate Level Financing Arrangements*

See "*Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Corporate Level Financing Arrangements*" for information about our corporate level financing arrangements.

*Insurance*

Each of the multi-family properties is covered by all risk property insurance generally covering 100% of the replacement cost for each building, and business interruption and rental loss insurance (covering up to twelve months of loss). On a case-by-case basis, based on an assessment of the likelihood of the risk, availability of insurance, cost of insurance and in accordance with standard market practice, we obtain earthquake, windstorm, flood, terrorism and boiler and machinery insurance. We carry commercial general liability insurance and umbrella policies for each of our properties which generally provide no less than $7 million to $25 million of coverage per incident. We request certain extension of coverage, valuation clauses, and deductibles in accordance with standard market practice and availability.

Although we may carry insurance for potential losses associated with our multi-family properties, we may still incur losses due to uninsured risks, deductibles, co-payments or losses in excess of applicable insurance coverage and those losses may be material. In addition, insurance coverage at our unconsolidated properties is provided through blanket policies obtained by our joint venture partners or the property managers for such property. A consequence of obtaining insurance coverage in this manner is that losses on properties in which we have no ownership interest could reduce significantly or eliminate the coverage available on one or more properties in which we have an interest.

**Our Other Real Estate Assets and Activities**

In addition to our multi-family properties and preferred loan investments, we own assets, and in particular, real estate assets, with an aggregate carrying value of $1.7 million at December 31, 2024.  These assets include cooperative apartment units located in Lawrence and Washington Heights, NY, a leasehold position with two commercial tenants at a property in Yonkers, NY, and a nominal profit participation in an entity that owns several multi-family properties in Newark, NJ.  None of these assets generate significant net income or revenue other than (i) the leasehold interest in Yonkers, NY which generated $1.4 million of rental income and $1.1 million of cash flow from operations in 2024 before giving effect to the non-controlling interest, and (ii) the sale, from time-to-time, of some of these legacy assets (in particular, the cooperative apartment units in Washington Heights, NY).  See notes 2 and 3 to our consolidated financial statements.

**Competition**

We compete to acquire multi-family properties with publicly traded and non-publicly traded real estate investment trusts, pension and investment funds, real estate developers, private real estate investors and other owners and operators of such properties. Competition to acquire such properties, among other things, is based on price, the ability to secure financing on a timely basis to complete the acquisition, an extensive network able to introduce us to appropriate acquisition opportunities and the ability to absorb certain risks that we may be unwilling to absorb (and that larger competitors may be willing to absorb).

We compete for tenants at our multi-family properties—such competition depends upon various factors, including alternative housing options available in the applicable sub-market, rent, amenities provided and proximity to employment and quality of life venues.

Many of our competitors possess greater financial and other resources than we possess.  To the extent that a potential joint venture partner introduces us to a multi-family acquisition opportunity, we compete with other sources of equity capital to participate in such joint venture based on the financial returns we are willing to offer such potential partner and the other terms and conditions of such arrangement.

**Government Regulation**

Multifamily properties are subject to various laws, ordinances and regulations, including regulations relating to common areas, such as swimming pools, activity centers, and recreational facilities. We believe that each of our properties has the necessary permits and approvals to operate its business.

*Americans with Disabilities Act*

Our properties must comply with applicable provisions of the Americans with Disabilities Act, which we refer to as the "ADA".  Among other things, the ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe that our properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. Our obligations under the ADA are ongoing and we will continue to assess our properties and make alterations as appropriate.

*Fair Housing Act*

The Fair Housing Act, which we refer to as the "FHA", its state law counterparts and the regulations promulgated by the U.S. Department of Housing and Urban Development and various state agencies, prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status or handicap (disability) and, in some jurisdictions, financial capability or other bases. Our failure to comply with these laws could result in litigation, fines, penalties or other adverse claims, or could result in limitations or restrictions on our ability to operate, any of which could materially and adversely affect us. We believe that we operate our properties in substantial compliance with the FHA.

*Environmental Matters*

We are subject to regulation at the federal, state and municipal levels and are exposed to potential liability should our properties or actions result in damage to the environment or to other persons or properties. These conditions include the presence or growth of mold, potential leakage of underground storage tanks, breakage or leaks from sewer lines and risks pertaining to waste handling. The potential costs of compliance, property damage restoration and other costs for which we could be liable or which could occur without regard to our fault or knowledge, are unknown and could potentially be material. There are no material claims made or pending against us with regard to environmental damage, nor are we aware of any potential environmental hazards related to any of our properties which could reasonably be expected to result in a material loss.

**Human Capital Resources**

As of December 31, 2024, we had eight full-time employees who devote substantially all of their business time to us. In addition, part-time personnel (including part-time executive officers), perform certain executive, administrative, legal, accounting and clerical functions for us. The services of the part-time personnel as well as the provision to us of certain facilities and other resources are supplied pursuant to a shared services agreement between us and several affiliated entities, including Gould Investors. The expenses for the shared personnel, facilities and resources is allocated to us and the other affiliated entities in accordance with the shared services agreement. The allocation is based on the estimated time devoted by such part-time personnel to the affairs of the parties to this agreement.

We also retain several related parties, among other things, to analyze and approve multi-family property acquisitions and dispositions, develop and maintain banking and financing relationships and provide investment advice and long-term planning (the "Services"). The aggregate fees to be paid in 2025, and paid in 2024 and 2023, for the Services, are $1.7 million, $1.62 million and $1.54 million, respectively. See note 12 to our consolidated financial statements for further information regarding the shared services agreement and the Services.

We provide a competitive benefits program to help meet the needs of our employees. In addition to salaries, the program includes annual cash bonuses, stock awards, pension plan contributions, healthcare and insurance benefits, health savings accounts, flexible spending accounts, paid-time off and family leave. Employees are offered flexibility to meet personal and family needs and regular opportunities to participate in professional development programs. Most of our employees have a long tenure with us, which we believe is indicative of the employee-friendly work environment we provide.

We maintain a work environment that is free from discrimination or harassment on the basis of color, race, sex, national origin, ethnicity, religion, age, disability, sexual orientation, gender identification or expression or any other status protected by applicable law, and our employees are compensated in a manner unrelated to their inclusion in any of the foregoing categories.

These workplace protections and compensation benefits are afforded to the part-time personnel providing services to us pursuant to the shared services agreement.

## Executive Officers of Registrant

Set forth below is a list of our executive officers whose terms will expire at our 2025 annual Board of Directors' meeting (the business history of officers who are also directors will be provided in our proxy statement to be filed not later than April 30, 2025):

| Name | Age | Office |
|---|---|---|
| Israel Rosenzweig (1) | 77 | Chairman of the Board of Directors |
| Jeffrey A. Gould (2) | 59 | President, Chief Executive Officer and Director |
| George E. Zweier | 61 | Vice President and Chief Financial Officer |
| Mitchell K. Gould (3) | 52 | Executive Vice President |
| Matthew J. Gould (2) | 65 | Senior Vice President and Director |
| David W. Kalish (4) | 77 | Senior Vice President - Finance |
| Mark H. Lundy | 62 | Senior Vice President and Counsel |
| Steven Rosenzweig (1) | 49 | Senior Vice President - Legal |
| Isaac Kalish (4) | 49 | Senior Vice President and Treasurer |

(1) Steven Rosenzweig is the son of Israel Rosenzweig.
(2) Jeffrey A. Gould and Matthew J. Gould are sons of Fredric H. Gould, a director.
(3) Mitchell K. Gould is a cousin of Fredric H. Gould.
(4) Isaac Kalish is the son of David W. Kalish.

George E. Zweier, a certified public accountant, has served as our Chief Financial Officer and a Vice President since 1998. Mr Zweier has indicated that he intends to relocate to North Carolina and resign from the Company by June 2026.

Mitchell K. Gould has been employed by us since 1998, served as a Vice President from 1999 through 2007 and since 2007 Executive Vice President. Beginning January 1, 2025, he is working for us on a part-time basis (*i.e.*, four days a week).

David W. Kalish, a certified public accountant, has served as our Vice President and Chief Financial Officer from 1990 to 1998, and as our Senior Vice President, Finance since 1998. From 1990 to 2023, he served as Chief Financial Officer of One Liberty Properties, Inc. and since 1990 he has served as Chief Financial Officer of Georgetown.

Mark H. Lundy has been our Counsel and/or General Counsel since 2007, Senior Vice President since 2005 and Vice President from 1993 to 2005. He served as a Vice President of One Liberty Properties from 2000 to 2006 and has been its Assistant Secretary/Secretary and Senior Vice President since June 1993 and 2006, respectively. Since 2013, Mr. Lundy has served as President and Chief Operating Officer, and from 1990 through 2013 served as a Vice President/Senior Vice President, of Georgetown. He is licensed to practice law in New York and Washington, D.C.

Steven Rosenzweig has been associated with us since 2013, served as a Vice President from 2015 through 2019 and as Senior Vice President - Legal since 2019. He has served as Vice President of Georgetown since January 2016. Mr. Rosenzweig is licensed to practice law in New York.

Isaac Kalish, a certified public accountant, has been associated with us since 2004, served as Assistant Treasurer from 2007 through 2014, as Vice President and Treasurer since 2013 and 2014, respectively, and as Senior Vice President since 2022. He served as Vice President of One Liberty Properties from 2013 through 2022, as its Senior Vice President since 2022 and as its Chief Financial Officer since 2023. Mr. Kalish served as Assistant Treasurer of Georgetown from 2012 through 2013, and as its Treasurer since 2013.

**Item 1A.   Risk Factors.**

*Set forth below is a discussion of certain risks affecting our business.  The categorization of risks set forth below is meant to help you better understand the risks facing our business and is not intended to limit your consideration of the possible effects of these risks to the listed categories.Any adverse effects arising from the realization of any of the risks discussed, including our financial condition and results of operation, may, and likely will, adversely affect many aspects of our business.*

**Risks Related to Real Estate Investments and Our Operations**

***Unfavorable market and economic conditions could adversely affect rental revenues, occupancy levels and the value of our properties.***

 General economic conditions in the U.S. have fluctuated significantly in recent quarters. Unfavorable market and economic conditions may significantly affect our occupancy levels, our rental rates and collections, the value of our properties and our ability to acquire or dispose of multifamily properties on economically favorable terms. Our ability to lease units at our multifamily properties at favorable rates is adversely affected by the increase in supply in the multifamily and other rental markets and other housing alternatives, and is dependent upon the overall level in the economy, which may continue to be adversely affected by, among other things, inflationary conditions, job losses and unemployment levels, personal debt levels, a downturn in the housing market, stock market volatility, and uncertainty about the future. Some of our major expenses generally do not decline when related rents decline. We would expect that declines in our occupancy levels, rental revenues and/or the values of our multi-family properties would cause us to have less cash available to make payments on our debt and to pay dividends, which could adversely affect our financial condition or the market value of our securities.

***We may be unable to compete to acquire, finance or dispose of our properties or to lease rental units.***

We compete with many third parties including other REITs, specialty finance companies, public and private investors, investment and pension funds, in acquiring, obtaining financing for, and disposing of multi-family properties. Many of these competitors have substantially greater financial and other resources than we do. Larger and more established competitors enjoy significant competitive advantages that result from, among other things, enhanced operating efficiencies and more extensive networks providing greater and more favorable access to capital, financing and tax credit allocations and more favorable acquisition opportunities.

In attracting and retaining residents to occupy our multi-family properties, we compete with numerous other housing providers. Our multi-family properties compete directly with other rental apartments, as well as condominiums and single-family homes that are available for rent or purchase in the markets in which our properties are located. Principal factors of competition include rent or price charged, attractiveness of the location of multi-family properties, and the quality and breadth of services. The number of competitive properties relative to demand in a particular area has a material effect on our ability to lease our  properties and on the rents we charge.

***Increasing real estate taxes, utilities and insurance premiums may negatively impact operating results***

The cost of real estate taxes, utilities and insurance is a significant component of real estate operating expense. These expenses are subject to significant increases and fluctuations, including the impact of inflation, which we may be unable to control. For example, our real estate taxes have increased and will continue to increase as our properties are reassessed by taxing authorities and as property tax rates increase. Further, our real estate taxes have fluctuated and may not be comparable year-over-year because of, among other things, (i) the timing  difference as to when we accrue  real estate taxes and the results of any tax appeals with respect to such accrued taxes and (ii) determinations, over which we have no control, by governmental authorities to increase tax rates, assessments or procedures.  In addition, our share of the insurance premiums at joint venture properties is determined by our joint venture partner at such properties. If the costs associated with real estate taxes, utilities and insurance premiums should rise, without being offset by a corresponding increase in revenues, our results of operations could be negatively impacted, and our ability to make payments on our debt and to make distributions could be adversely affected.

***Most of our multi-family properties are located in the Southeast and Texas which makes us susceptible to adverse developments in such markets.***

The operating performance and value of our multi-family properties is impacted by the economic environment and other conditions of the specific markets in which our properties are concentrated. As of  December 31, 2024: (i) our wholly-owned properties  generated approximately 75% and 10% of our 2024 revenues from properties located in the Southeast and Texas, respectively, and (ii) the properties owned by unconsolidated joint ventures at December 31, 2024, generated 54% and 46% of our 2024 JV Rental and Other Revenues at properties located in the Southeast and Texas, respectively. Accordingly, adverse developments in such markets, including economic developments, pandemics, or natural or man-made disasters,  could adversely impact the cash flow and value of these properties. The concentration of our properties in the Southeast United States and Texas exposes us to risks of adverse developments which are greater than the risks of owning properties with a more geographically diverse portfolio.

***The failure of property management companies to properly manage our properties could adversely impact our results of operations.***

We rely on property management companies to manage our properties.   These management companies are responsible for, among other things, leasing and marketing rental units, selecting tenants (including an evaluation of the creditworthiness of tenants), collecting rent, paying operating expenses and maintaining our properties . If these property management companies do not perform their duties properly, or, in the case of unconsolidated properties, we and/or our joint venture partners do not effectively supervise the activities of these managers, the occupancy rates and rental rates at the properties managed by such property managers may decline and the expenses at such properties may increase. At December 31, 2024, one property manager manages 11 properties, a second property manager manages eight properties, and four other property managers manage three or fewer properties.  Three properties are managed by a management company owned by or affiliated with a joint venture partner. The loss of our property managers, and in particular, the managers that manage multiple properties, could result in a decrease in occupancy rates, rental rates or both or an increase in expenses. Further, except for our multi-family properties covered by our master insurance program, property managers are also generally responsible for obtaining insurance coverage with respect to the properties they manage, which coverage is often obtained pursuant to blanket policies covering many properties in which we have no interest. Losses at properties managed by our property managers but in which we have no interest could reduce significantly the insurance coverage available at our properties managed by these property managers.  It may be difficult to terminate a non-performing management company, particularly a management company owned or affiliated with a joint venture, because such termination may require the approval of the mortgagee, our joint venture partner or both. If we are unable to terminate an underperforming property manager on a timely basis, our occupancy and rental rates may decrease and our expenses may increase.

***Our efforts to buy properties directly may involve greater risks than buying properties with joint venture partners.***

Although historically we have acquired properties with joint venture partners with knowledge of the local markets in which we were acquiring properties, we are working to  buy properties directly without joint venture partners. In buying properties directly, we do not have the benefit of a partner's understanding of the target markets nor the equity they would have contributed to the acquisition. We cannot provide any assurance that we will properly evaluate the acquisition  opportunities we pursue in buying properties directly.

***Risks involved in conducting real estate activity through joint ventures.***

Eight of our multi-family properties are owned through joint ventures with other persons or entities. Joint venture investments involve risks not otherwise present when acquiring real estate directly, including the following:

- our joint venture partners may have economic or business interests or objectives which are or become inconsistent with our business interests or objectives, including differing objectives relating to the sale or refinancing of properties held by the joint venture or the timing of the termination or liquidation of the joint venture;

- the more successful a joint venture project, the more likely that profits or distributions generated above a negotiated threshold will be allocated disproportionately in favor of our joint venture partner at a rate greater than that implied by our partner's equity interest in the venture;

- several of our joint venture partners have other competing real estate interests in the markets in which our properties are located that could influence such partners to take actions favoring their properties to the detriment of the jointly owned properties;

- our joint venture partners obtain blanket property casualty and business interruption insurance insuring properties we own jointly and other properties in which we have no ownership interest and as a result, claims or losses with respect to properties owned by our joint venture partners but in which we have no interest could significantly reduce or eliminate the insurance available to properties in which we have an interest;

- our joint venture partner might become bankrupt, insolvent or otherwise refuse or be unable to meet their obligations to us or the venture (including their obligation to make capital contributions or property distributions when due);

- we may incur liabilities as a result of action taken by our joint venture partner;

- our joint venture partner may not perform its property oversight responsibilities;

- our joint venture partner may be in a position to take action or withhold consent contrary to our instructions or requests, including actions that may make it more difficult to maintain our qualification as a REIT;

- our joint venture partner might engage in unlawful or fraudulent conduct with respect to our jointly owned properties or other properties in which they have an ownership interest;

- changes in personnel managing our joint venture partners have resulted in greater difficulty in working with the new personnel;

- our joint venture partner may trigger a buy-sell arrangement, which could cause us to sell our interest, or acquire our partner's interest, at a time when we otherwise would not have initiated such a transaction;

- disputes between us and our joint venture partners may result in litigation or arbitration that would increase our expenses and divert management's attention from operating our business; and

- disagreements with our joint venture partners with respect to property management (including with respect to whether a property should be sold, refinanced, or improved) could result in an impasse resulting in the inability to operate the property effectively.

Joint venture partners have acted without our authorization (*e.g.*, a partner modified a mortgage term without our consent). We also have had, and expect to continue to have, disagreements with joint venture partners over various issues including, among others, as to whether, and the extent to which,  value add programs should be implemented at a property, whether a mortgage debt on a property should be refinanced and the terms and conditions of such refinancing, and, because our joint venture structure may incentivize our joint venture partner to sell the property sooner than we would otherwise desire, the timing and terms and conditions of property sales.

***Our operating results are significantly influenced by demand for multi-family properties generally, and a decrease in such demand will likely have a greater adverse effect on our revenues than if we owned a more diversified real estate portfolio.***

Our current portfolio is focused on multi-family properties, and we expect that going forward we will continue to  focus on the acquisition (including alternative investments such as bridge loans and preferred equity), disposition and operation of such properties. As a result, we are subject to risks inherent in investments in a single industry, and a decrease in the demand for multi-family properties would likely have a greater adverse effect on our rental revenues than if we owned a more diversified real estate portfolio.

***Our operating results and assets may be negatively affected if our insurance coverage is insufficient to compensate us for casualty events occurring at our properties.***

Our multi-family properties, including the properties owned by the joint ventures in which we are members, carry all risk property insurance covering the property and improvements thereto for the cost of replacement in the event of a casualty. Though we maintain insurance coverage, such coverage may be insufficient to compensate us for losses sustained as a result of a casualty because, among other things:

- the amount of insurance coverage maintained for a property may be insufficient to pay the full replacement cost following a casualty event;

- the rent loss coverage under a policy may not extend for the full period of time that a tenant or tenants may be entitled to a rent abatement that is a result of, or that may be required to complete restoration following, a casualty event;

- certain types of losses, such as those arising from earthquakes, floods, hurricanes and terrorist attacks, and losses arising out of claims for exemplary or punitive damages, may be uninsurable or may not be economically feasible to insure;

- changes in zoning, building codes and ordinances, environmental considerations and other factors may make it impossible or impracticable, to use insurance proceeds to replace damaged or destroyed improvements at a property;

- insurance coverage is part of blanket insurance policies in which losses on properties in which we have no ownership interest could reduce significantly or eliminate the coverage available on our properties; and

- the deductibles applicable to one or more buildings at a property may be greater than the losses sustained at such buildings.

If our insurance coverage is insufficient to cover losses sustained as a result of one or more casualty events, our operating results and the value of our portfolio will be adversely affected.

***We may be adversely effected if we are unable to maintain a satisfactory working relationship with any one or more of our joint venture partners.***

Two of our joint venture partners or their affiliates own an aggregate of six of the eight properties we own through unconsolidated joint ventures. This concentration of ownership of properties with a limited number of joint venture partners exposes us to risks of adverse developments, and in particular, disputes or disagreements with such joint venture partners, which are greater than the risks of owning properties with a more diverse group of joint venture partners.

***Short-term leases expose us to the effects of declining market rents and we may be unable to renew leases or relet units as leases expire.***

Our multi-family leases are generally for a term of one year or less. The short-term nature of these leases generally serves to reduce our risk to adverse effects of inflation as our leases allow for adjustments in the rental rate at the time of renewal, which may enable us to seek rent increases. However, since our leases typically permit the residents to leave at the end of the lease term without penalty, our revenues are impacted by declines in market rents more quickly than if our leases were for longer terms. If we are unable to promptly renew the leases or relet the units, or if the rental rates upon renewal or reletting are significantly lower than expected rates, then our financial condition and results of operations may be adversely affected.

**Risks Related to Our Financing Activities, Indebtedness and Capital Resources**

*If we are unable to refinance our mortgage debt at maturity on acceptable terms, we may be forced to sell properties on disadvantageous terms.*

The following table sets forth, as of December 31,2024, the principal balance of the mortgage payments due at maturity on our wholly owned and unconsolidated joint venture properties and the weighted average interest rate thereon (dollars in thousands):

| | Consolidated Properties | | Unconsolidated Properties | |
|---|---|---|---|---|
| Year | Principal Balances Due at Maturity | Weighed Average Interest Rate | Principal Balances Due at Maturity (1) | Weighed Average Interest Rate |
| 2025 | $ 15,375 | 4.42 % | $ — | — % |
| 2026 | 69,531 | 4.12 | 60,835 | 5.64 |
| 2027 | 42,795 | 3.96 | 23,108 | 4.15 |
| 2028 | 37,951 | 4.47 | 67,631 | 4.26 |
| 2029 | 53,817 | 3.94 | — | — |
| 2030 and thereafter | 193,266 | 4.10 | 86,132 | 3.46 |
| Total | $ 412,735 | | $ 237,706 | |

(1) Includes our joint venture partner's "share" of such debt.

We have a significant amount of mortgage debt maturing over the next several years. Our operating cash flow and funds available under our credit facility will be insufficient to discharge all of this debt when due. Accordingly, we will seek to refinance this debt prior to its maturity. Because current interest rates are significantly higher than the interest rates on the maturing mortgage debt (or if our access to credit markets is reduced due, among other things, to more stringent lending requirements due to our level of leverage), we may be unable to refinance this mortgage debt on acceptable terms or at all. If we are unsuccessful in refinancing such debt, or if the terms of the refinanced debt are less favorable than the current debt, we may be forced to (i) refinance such mortgage debt on unfavorable terms or (ii) dispose of properties on unfavorable terms or convey properties secured by such mortgages to the mortgagees, which would, in each case, reduce our income and impair the value of our portfolio.

*Our acquisition, development and value-add activities are limited by the funds available to us.*

Our ability to acquire additional multi-family properties, develop new properties and improve the properties in our portfolio is limited by the funds available to us (including funds available pursuant to our credit facility) and our ability to obtain, on acceptable terms, mortgage debt. At February 28, 2025, we had approximately $62.7 million of cash and cash equivalents (of which a significant portion is at the property level for day-to-day operating expenses) and up to $40 million available to us under our credit facility. Our multi-family acquisition and value-add activities are constrained by funds available to us which will limit growth in our revenues and operating results.

*Our failure to comply with our obligations under our debt instruments may reduce our stockholders' equity, and adversely affect our net income and ability to pay dividends.*

Several of our debt instruments include covenants that require us to maintain certain financial ratios, including various coverage ratios, and comply with other requirements. Failure to meet interest and other payment obligations under our debt instruments or a breach by us of the covenants to comply with certain financial ratios would place us in non-compliance under such instruments. If the lender called a default and required us to repay the full amount outstanding under such instrument, we might be required to rapidly dispose of our properties, including properties securing such debt instruments, which could have an adverse impact on the amounts we receive on such disposition. From time to time we have failed to comply with certain debt covenants. If we are unable to satisfy the covenants of our debt obligations, the lender could exercise remedies available to it under the applicable debt instrument and as otherwise provided by law, including the possible appointment of a receiver to manage the property, application of deposits or reserves maintained under the debt instrument for payment of the debt, or foreclose and/or cause the forced sale of the property or asset securing such debt. A foreclosure or other forced disposition of our assets could result in the disposition of same at below the carrying value of such asset. The disposition of our properties or assets at below our carrying value may adversely affect our net income, reduce our stockholders' equity and adversely affect our ability to pay dividends.

***We may not have sufficient funds to make required or desired capital improvements.***

Our multi-family properties face competition from newer and updated properties. At December 31, 2024 the weighted average age (based on the number of units) of our multi-family properties is approximately 20 years. To remain competitive and increase occupancy at these properties and/or make them attractive to potential tenants or purchasers, we may have to make significant capital improvements and/or incur deferred maintenance costs with respect to these properties.  The cost of future improvements and deferred maintenance is uncertain and the amounts earmarked for specific properties may be insufficient to effectuate needed improvements.  Our results of operations and financial conditions may be adversely affected if we are required to expend significant funds (other than funds earmarked for such purposes) to repair or improve our properties.

***If we are required to make payments under any "bad boy" carve out guarantees that we have provided in connection with certain mortgages and related loans, our business and financial results could be materially adversely affected.***

In obtaining certain non-recourse loans, we have provided our lenders with standard carve out guarantees. These guarantees are only applicable if and when the borrower directly, or indirectly through an agreement with an affiliate, joint venture partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper (commonly referred to as "bad boy" guarantees). Although we believe that "bad boy" carve out guarantees are not guarantees of payment in the event of foreclosure or other actions of the foreclosing lender that are beyond the borrower's control, some lenders in the real estate industry have recently sought to make claims for payment under such guarantees. In the event such a claim were made against us under a "bad boy" carve out guarantee, following foreclosure on mortgages or related loans, and such claim were successful, our business and financial results could be materially adversely affected.

***We could be negatively impacted by changes in our relationship with Fannie Mae or Freddie Mac, changes in the condition of Fannie Mae or Freddie Mac and by changes in government support for multi-family housing.***

Fannie Mae and Freddie Mac have been a major source of financing for multi-family real estate in the United States and we have used loan programs sponsored by these agencies to finance most of our acquisitions of multi-family properties. There have been ongoing discussion by the government and other interested parties with regard to the long term structure and viability of Fannie Mae and Freddie Mac, which could result in adjustments to guidelines for their loan products.  Should these agencies have their mandates changed or reduced, lose key personnel, be disbanded or reorganized by the government or otherwise discontinue providing liquidity for the multi-family sector, our ability to obtain financing through loan programs sponsored by the agencies could be negatively impacted.  In addition, changes in our relationships with Fannie Mae and Freddie Mac, and the lenders that participate in these loan programs, with respect to our existing mortgage financing could impact our ability to obtain comparable financing for new acquisitions or refinancing for our existing multi-family real estate investments. Should our access to financing provided through Fannie Mae and Freddie Mac loan programs be reduced or impaired, it would significantly reduce our access to debt capital and/or increase borrowing costs and could significantly limit our ability to acquire properties on acceptable terms and reduce the values to be realized upon property sales.

***We depend on our subsidiaries for cash flow and will be adversely impacted if these subsidiaries are prohibited from distributing cash to us.***

We conduct, and intend to conduct, substantially all of our business operations through our subsidiaries, including our unconsolidated subsidiaries. Accordingly, our only source of cash to fund our operations and pay our obligations are distributions from our subsidiaries. We cannot assure you that our subsidiaries will be able to, or be permitted to, make distributions to us that will enable us to fund our operations. Each of our subsidiaries is or will be a distinct legal entity and, under certain circumstances, legal and contractual restrictions(*e.g.*, restrictions imposed pursuant to mortgage debt on a property), limit our ability to obtain cash from such entities. In addition, because we operate through our subsidiaries, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations of our subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be able to satisfy your claims as stockholders only after all our and our subsidiaries' liabilities and obligations have been paid in full.

**Regulatory and Tax Risks**

***Changes to the U.S. federal income tax laws could have an adverse impact on our business and financial results.***

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations.

*Liabilities relating to environmental matters may impact the value of our properties.*

We may be subject to environmental liabilities arising from the ownership of properties. Under various federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.

The presence of hazardous substances on our properties may adversely affect our ability to finance or sell the property and we may incur substantial remediation costs. The discovery of material environmental liabilities attached to such properties could have a material adverse effect on our results of operations and financial condition.

*Compliance or failure to comply with the ADA or other safety regulations and requirements could result in substantial costs.*

The ADA  generally requires that public buildings, including the public areas at our properties, be made accessible to disabled persons. Non-compliance could result in the imposition of fines by governmental authorities or the award of damages to private litigants. From time-to-time claims may be asserted against us with respect to some of our properties under the ADA. If, under the ADA, we are required to make substantial alterations and capital expenditures in one or more of our properties, it could adversely affect our financial condition and results of operations.

 Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results of operations.

*Provisions for credit losses are difficult to estimate*

 Our provision for credit losses is evaluated on a quarterly basis in accordance with current accounting guidance which uses the Current Expected Credit Loss model, or CECL. Under CECL, we are required to present certain financial assets such as loans held for investment, at the net amount expected to be collected. The determination of our provision for credit losses requires us to make highly subjective estimates and judgments. Our estimates and judgments are based on a number of factors, including projected cash flow from the collateral securing our loans, debt structure, including the availability of reserves and recourse guarantees, likelihood of repayment in full at the maturity of a loan, potential for refinancing and expected market discount rates for varying property types, and other macro economic data, all of which are uncertain and highly subjective. If our estimates and judgments are incorrect, our results of operations and financial condition could be materially and adversely impacted.

 The adoption of CECL affects how we determine our allowance for loan losses and requires us to recognize provisions for credit losses earlier in the lending cycle, including at the time we enter into the transaction.  Moreover, CECL may create more volatility in the level of our allowance for credit losses. If we are required to materially increase our level of allowance for credit losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

**Risks Associated with the Real Estate Industry and REITs.**

*We face numerous risks associated with the real estate industry that could adversely affect our results of operations through decreased revenues or increased costs.*

As a real estate company, we are subject to various changes in real estate conditions, and any negative trends in such real estate conditions may adversely affect our results of operations through decreased revenues or increased costs. These conditions include:

- changes in national, regional and local economic conditions, which may be negatively impacted by concerns about inflation, deflation, government deficits, unemployment rates and decreased consumer confidence particularly in markets in which we have a high concentration of properties;

- increases in interest rates, which could adversely affect our ability to obtain financing or to buy or sell properties on favorable terms or at all;

- the inability of tenants to pay rent;

- the existence and quality of the competition, such as the attractiveness of our properties as compared to our competitors' properties based on considerations such as convenience of location, rental rates, amenities and safety record;

- increased operating costs, including increased real property taxes, maintenance, insurance and utility costs (including increased prices for fossil fuels);

- weather conditions that may increase or decrease energy costs and other weather-related expenses;

- oversupply of apartments or single-family housing or a reduction in demand for real estate in the markets in which our properties are located;

- a favorable interest rate environment that may result in a significant number of residents or potential residents of our multi-family properties deciding to purchase homes instead of renting;

- changes in, or increased costs of compliance with, laws and/or governmental regulations, including those governing usage, zoning, the environment and taxes; and

- rent control or stabilization laws, or other laws regulating rental housing, which could prevent us from raising rents to offset increases in operating costs.

Moreover, other factors may adversely affect our results of operations, including potential liability under environmental and other laws and other unforeseen events, many of which are discussed elsewhere in the following risk factors. Any or all of these factors could materially adversely affect our results of operations through decreased revenues or increased costs.

*Compliance with REIT requirements may hinder our ability to maximize profits.*

We must continually satisfy tests concerning, among other things, our sources of income, the amounts we distribute to our stockholders and the ownership of our common stock, to qualify as a REIT for Federal income tax purposes. We may also be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. Accordingly, compliance with REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.

To qualify as a REIT, we must also ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of such issuer. In addition, no more than 5% of the value of our assets can consist of the securities of any one issuer, other than a qualified REIT security. If we fail to comply with these requirements, we must dispose of the portion of our assets in excess of such amounts within 30 days after the end of the calendar quarter in order to avoid losing our REIT status and suffering adverse tax consequences. This requirement could cause us to dispose of assets for consideration of less than their true value and could lead to a material adverse impact on our results of operations and financial condition.

***Because real estate investments are illiquid, we may not be able to reconfigure our portfolio on a timely basis.***

Real estate investments generally cannot be sold quickly. We may not be able to reconfigure our portfolio promptly in response to economic or other conditions. Further, even if we are able to sell properties, we may be unable to reinvest the proceeds of such sales in opportunities that are as favorable as the properties sold. Our inability to reconfigure our portfolio to profitably reinvest the proceeds of property sales promptly could adversely affect our financial condition and results of operations.

***We may incur impairment charges in 2025.***

We evaluate on a quarterly basis our real estate portfolio for indicators of impairment. Impairment charges reflect management's judgment of the probability and severity of the decline in the value of real estate assets we own. These charges and provisions may be required in the future as a result of factors beyond our control, including, among other things, changes in the economic environment and market conditions affecting the value of real property assets or natural or man-made disasters.

***If we do not continue to pay cash dividends, the price of our common stock may decline***.

REITs are generally required to distribute annually at least 90% of their ordinary taxable income to maintain our REIT status under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder, which we refer to as the Code. Because we continue to generate operating losses primarily due to the impact of depreciation, we are not currently required, and may not be required in the future, to pay dividends to maintain our REIT status. Accordingly, we cannot assure you that we will pay dividends in the future. If we do not continue to pay cash dividends, the price of our common stock will decline.

***Our business and operations are subject to physical and transition risks related to climate change.***

Several of our multi-family properties are located along or near coastal areas that have historically been subject to the risk of extreme weather events. To the extent climate change causes changes in weather patterns, areas where many of our properties are located could experience more frequent and intense extreme weather events and rising sea levels, which may cause significant damage to our properties, disrupt our operations and adversely impact our residents. Over time, such conditions could result in reduced demand for housing in areas where our properties are located and increased costs related to further developing our properties to mitigate the effects of climate change or repairing damage related to the effects of climate change that may or may not be fully covered by insurance. Likewise, such conditions also may negatively impact the types and pricing of insurance we are able to procure.

Changes in federal, state and local laws and regulations on climate change could result in increased operating costs and/or capital expenditures to improve the energy efficiency of our existing properties without a corresponding increase in rental revenues. The imposition of such requirements could increase the costs of maintaining or improving our existing properties (for example by requiring retrofits of existing multi-family properties to improve their energy efficiency and/or resistance to inclement weather)  without creating corresponding increases in rental revenues, which would have an adverse impact on our operating results.

**Risks Related to BRT's Organization, Structure and Ownership of its Stock**

***Our transactions with affiliated entities involve conflicts of interest***

Entities affiliated with us and with certain of our executive officers provide services to us and on our behalf. Among other things, we retain certain executive officers and others to provide the Services.  The aggregate fees to be paid for the Services in 2025, and paid in 2024 and 2023, are $1.7 million, $1.62 million and $1.54 million, respectively. We obtain certain executive, administrative, legal, accounting and clerical personnel and the use of certain facilities pursuant to the shared services agreement. During 2024 and 2023, we reimbursed Gould Investors $698,000 and $642,000, respectively, for the personnel and facilities provided pursuant to the shared services agreement.  We also obtain certain insurance in conjunction with Gould Investors and reimbursed Gould Investors $28,000 and $22,000, in 2024 and 2023, respectively, for our share of the insurance cost. These transactions may not be on terms as favorable as those that we would receive if the transactions were entered into with unaffiliated entities and persons.

Gould Investors from time-to time buys multi-family properties, including properties located in the Southeast United States. Although the properties purchased by Gould Investors are much smaller than the properties in which we are interested, a conflict of interest could arise should Gould Investors or we decide to pursue the acquisition of similar sized properties in such regions. *See "Item 1 - Business - Our Acquisition Approach"*

***Senior management and other key personnel are critical to our business and our future success may depend on our ability to retain them.***

We depend on the services of Jeffrey A. Gould, our president and chief executive officer, and other members of senior management to carry out our business and investment strategies. Although Jeffrey A.Gould devotes substantially all of his business time to our affairs, he devotes a portion of his business time to entities affiliated with us. In addition to Jeffrey A. Gould, only two other executive officers, Mitchell Gould, our executive vice president, and George Zweier, vice president and chief financial officer, devote all or substantially all of their business time to us.  Beginning January 2025, Mitchell Gould is working for us four days per week and George Zweier has advised that he intends to relocate to North Carolina by June 2026 and resign.  Many of our executives (i) also provide the Services (see "*Item 1. Business-Human Capital Resources*") and (ii) provide their services on a part-time basis  pursuant to the shared services agreement. We rely on part-time executive officers to provide certain services to us, including legal and certain financial reporting services, since we do not employ full-time executive officers to handle all of these services. If the shared services agreement is terminated or the executives performing Services are unwilling to continue to do so, we will have to obtain such services from other sources or hire employees to perform them. We may not be able to replace these services or hire such employees in a timely manner or on terms, including cost and level of expertise, that are equivalent to or better than those we receive pursuant to the Services and the shared services agreement.

In addition, in the future we may need to attract and retain qualified senior management and other key personnel, both on a full-time and part-time basis. The loss of the services of any of our senior management or other key personnel or our inability to recruit and retain qualified personnel in the future, could impair our ability to carry out our business and our investment strategies.

We do not carry key man life insurance on members of our senior management.

***Certain provisions of our Articles of Incorporation, our Bylaws and Maryland law may inhibit a change in control that stockholders consider favorable and could also limit the market price of our common stock***

Certain provisions of our Articles of Incorporation (the "Charter"), our Bylaws and Maryland law may impede, or prevent, a third party from acquiring control of us without the approval of our board of directors. These provisions:

- provide for a staggered board of directors consisting of three classes, with one class of directors being elected each year and each class being elected for three-year terms and until their successors are duly elected and qualify;

- impose restrictions on ownership and transfer of our stock (such provisions being intended to, among other purposes, facilitate our compliance with certain requirements under the Internal Revenue Code of 1986, as amended (the "Code"), relating to our qualification as a REIT under the Code);

- prevent our stockholders from amending the Bylaws;

- limit who may call special meetings of stockholders;

- establish advance notice and informational requirements and time limitations on any director nomination or proposal that a stockholder wishes to make at a meeting of stockholders;

- provide that directors may be removed only for cause and only by the vote of at least two-thirds of all votes generally entitled to be cast in the election of directors;

- do not permit cumulative voting in the election of our board of directors, which would otherwise permit holders of less than a majority of outstanding shares to elect one or more directors; and

- authorize our board of directors, without stockholder approval, to amend the Charter to increase or decrease the aggregate number of shares of our stock or the number of shares of stock of any class or series that we have authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the preferences, rights and other terms of the classified or reclassified shares.

Certain provisions of the Maryland General Corporation Law (the "MGCL") may impede a third party from making a proposal to acquire us or inhibit a change of control under circumstances that otherwise could be in the best interest of holders of shares of our common stock, including:

- "business combination" provisions that, subject to certain exceptions and limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our outstanding voting stock or an affiliate or associate of BRT who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose two super-majority stockholder voting requirements on these combinations;

- "control share" provisions that provide that, subject to certain exceptions, holders of "control shares" of BRT (defined as voting shares which, when aggregated with other shares controlled by the stockholder, entitle the holder to exercise voting power in the election of directors within one of three increasing ranges) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares," subject to certain exceptions) have no voting rights with respect to the control shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares; and

- additionally, Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in the Charter or the Bylaws, to implement certain corporate governance provisions.

We have (1) exempted all business combinations between us and any other person, provided that each such business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such other person), from the Maryland Business Combination Act and (2) opted out of the Maryland Control Share Acquisition Act.

***Ownership of less than 6.0% of our outstanding shares or less than 6.0% of the aggregate outstanding shares of all classes and series of our stock could violate the restrictions on ownership and transfer in our Charter, which would result in the transfer of the shares owned or acquired in violation of such restrictions to a trust for the benefit of a charitable beneficiary and loss of the right to receive dividends and other distributions on, and the economic benefit of any appreciation of, such shares, and you may not have sufficient information to determine at any particular time whether an acquisition of our shares will result in the loss of the economic benefit of such shares.***

In order for us to qualify as a real estate investment trust under the Code, no more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly or through application of certain attribution rules, by five or fewer "individuals" (as defined in the Code) at any time during the last half of a taxable year. To facilitate our qualification as a REIT under the Code, among other purposes, the Charter generally prohibits any person from actually or constructively owning more than 6.0%, in value or number of shares, whichever is more restrictive, of our outstanding shares of common stock, or more than 6.0% in value of the aggregate outstanding shares of all classes and series of our stock, which we refer to as the "ownership limits," unless our board of directors exempts the person from such ownership limit. In addition, the Charter prohibits any person from beneficially or constructively owning shares of our stock that would result in more than 50% of the value of the outstanding shares of our stock to be beneficially owned by five or fewer individuals, regardless of whether such ownership is during the last half of any taxable year, which we refer to as the "Five or Fewer Limit." Shares owned or acquired in violation of either of these restrictions will be transferred automatically to a trust for the benefit of a charitable beneficiary selected by us. The person that owned or acquired our stock in violation of the restrictions in the Charter will not be entitled to any dividends or distributions paid after the date of the transfer to the trust and, upon a sale of such shares by the trust, will generally be entitled to receive only the lesser of the market value on the date of the event that resulted in the transfer to the trust or the net proceeds of the sale by the trust to a person who could own the shares without violating the ownership limits.

Our board of directors has exempted Gould Investors, Fredric H. Gould, Matthew J. Gould and Jeffrey A. Gould from the ownership limits and has not established a limitation on ownership for such persons. Based on information supplied to us, as of December 31, 2024, Gould Investors owns approximately 20.5% of the outstanding shares of common stock and, by virtue of the applicable attribution rules under the Code, these individuals beneficially own approximately 24.9% of outstanding shares of common stock. As a result, the acquisition by each of four other individuals of 6.0% of our outstanding common stock, when combined with the ownership of our common stock of Gould Investors, Fredric H. Gould, Matthew J. Gould and Jeffrey A. Gould, generally would not result in a violation of the Five or Fewer Limit. However, there is no limitation on Gould Investors,

Fredric H. Gould, Matthew J. Gould or Jeffrey A. Gould acquiring additional shares of our common stock or otherwise increasing their percentage of ownership of our common stock, meaning that the amount of our stock that other persons or entities may acquire without violating the Five or Fewer Limit could be reduced in the future and without notice. To the extent that Gould Investors, Fredric H. Gould, Matthew J. Gould and Jeffrey A. Gould, or their affiliates, acquire additional shares or our stock, or any other event occurs (including a repurchase of shares of our stock), that results in an individual beneficially or constructively owning 26.0% or more of the outstanding shares of our stock within the meaning of the Charter, the acquisition by four other individuals of 6.0% or less of our outstanding stock would violate the Five or Fewer Limit and, therefore, could cause the stock acquired by one or more of these other individuals to be transferred to the charitable trust, despite their compliance with the 6.0% ownership limits. If any of the foregoing occurs, compliance with the 6.0% ownership limit will not ensure that your ownership of our stock does not cause a violation of the Five or Fewer Limit or that your shares of our stock are not transferred to the charitable trust.

Gould Investors, Fredric H. Gould, Matthew J. Gould and Jeffrey A. Gould will be required by the Exchange Act and regulations promulgated thereunder to report, with certain exceptions, their acquisition of additional shares of our stock within two days of such acquisitions, and all holders of our stock will be required to file reports of their acquisition of beneficial ownership (as defined in the Exchange Act) of more than 5% of our outstanding stock. However, beneficial ownership for purposes of the reporting requirements under the Exchange Act is calculated differently than beneficial ownership for purposes of determining compliance with the Five or Fewer Limit. Further, to the extent that any one or more of Gould Investors, Fredric H. Gould, Matthew J. Gould or Jeffrey A. Gould acquires 30% or more of our outstanding stock, ownership of five percent or less of our outstanding stock could still result in a violation of the Five or Fewer Limit and, therefore, cause newly-acquired stock in our company to be transferred to the charitable trust. As a result, you may not have enough information currently available to you at any time to determine the percentage of ownership of our stock that you can acquire without violating the Five or Fewer Limit and losing the economic benefit of the ownership of such newly-acquired shares.

***The stock market is volatile, and fluctuations in our operating results, removal from various indices and other factors could cause our stock price to decline.***

The stock market has experienced, and may continue to experience, fluctuations that significantly impact the market prices of securities issued by many companies. Market fluctuations could adversely affect our stock price. These fluctuations have often been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations, as well as general economic, systemic, political and market conditions, such as pandemics, recessions, loss of investor confidence, interest rate changes, government shutdowns, or trade wars, may negatively affect the market price of our common stock. Moreover, our operating results may fluctuate and vary from period to period due to the risk factors set forth herein.

Although our common stock is quoted on the New York Stock Exchange, the volume of trades on any given day has been limited historically, as a result of which stockholders might not have been able to sell or purchase our common stock at the volume, price or time desired. Our common stock is a component of the Russell 3000® Index.  If our common stock is removed from the Russell 3000® Index because it does not meet the criteria for continued inclusion in such index,  index funds, institutional investors, or other holders attempting to track the composition of that index may be required to sell our common stock, which would adversely impact the price and frequency at which it trades.

**General Business Risks**

***Breaches of information technology systems could materially harm our business and reputation.***

We, our joint venture partners and the property managers managing our properties, collect and retain, through information technology systems, financial, personal and other sensitive information provided by third parties, including tenants, vendors and employees. Such persons also rely on information technology systems for the collection and distribution of funds.  Our information technology systems have been breached though, to our knowledge, none of our properties nor tenants have suffered any material damages therefrom.  There can be no assurance that we, our joint venture partners or property managers will be able to prevent unauthorized access to sensitive information or the unauthorized distribution of funds. Any loss of this information or unauthorized distribution of funds as a result of a breach of information technology systems may result in loss of funds to which we are entitled, legal liability and costs (including damages and penalties), as well as damage to our reputation, that could materially and adversely affect our business and financial performance.

**Item 1B.    Unresolved Staff Comments.**

Not applicable.

**Item 1C. Cybersecurity**

Our information technology, communication networks, enterprise applications, accounting and financial reporting platforms and related systems are integral to our operations.  We use these systems, among others, for internal communications, for accounting and record-keeping functions, and for many other key aspects of our business. Our operations rely on securing, collecting, storing, transmitting, and processing of proprietary and confidential data.

We have deployed various safeguards designed to protect our information technology ("IT") systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls. At the management level, these cybersecurity defense systems are overseen by our network administrator who performs services for us on a part-time basis pursuant to the shared services agreement. Our network administrator has more than 20 years of experience with IT systems and holds various IT certifications. Our network administrator reports to, and is in regular contact with, our Senior Vice President-Finance and Senior Vice President. These officers do not have IT or cybersecurity training.  In the event of a cybersecurity incident, among other things, the network administrator and these officers would consult with one another and, as needed or appropriate, other members of management to determine the appropriate course of action (including whether such incident should be reported to other members of management and/or the audit committee and whether public disclosure should, or is, required to be made).

Our internal auditor perform certain procedures to test the integrity and functionality of our IT systems (which includes a high-level review of our cybersecurity defenses). In addition, we have retained a third-party cybersecurity consulting firm that (i) advises us as to cybersecurity matters (including prevailing cybersecurity threats), (ii) performs, on a periodic basis, assessments of our cybersecurity defenses and (iii) on a continuous basis, monitors our IT systems for cybersecurity threats and intrusions.

We are not aware of any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us. See *"Item 1A. Risk Factors"* in this Annual Report for additional discussion about cybersecurity-related risks.

To operate our business, we use certain third-party service providers to perform a variety of functions. We seek to engage reliable, reputable service providers that maintain cybersecurity programs and we rely on such providers to maintain appropriate internal and external cybersecurity practices.

At the Board level, our cybersecurity practices are overseen by the audit committee as part of its oversight of our risk management activities. The committee meets periodically with, among others, our internal auditor and network administrator to review and discuss cybersecurity matters.

**Item 2.    Properties.**

Our principal executive office is located at 60 Cutter Mill Road, Suite 303, Great Neck, NY.  We believe that this facility is satisfactory for our current and projected needs.

See *"Item 1—Business"* for additional information regarding our properties.

**Item 3.    Legal Proceedings.**

From time to time, we are party to legal proceedings that arise in the ordinary course of our business, and in particular, personal injury claims involving the operations of our properties. Although we believe that the primary and umbrella  insurance coverage maintained with respect to our properties is sufficient to cover claims for compensatory damages, many of these personal injury claims also assert exemplary(*i.e;* punitive) damages. Generally, insurance does not cover claims for exemplary damages and we may be adversely affected if claims for exemplary damages are asserted successfully. See Note 14 of our Consolidated Financial Statements.

**Item 4.    Mine Safety Disclosures.**

Not applicable.

**PART II**

**Item 5.    Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

*Market Information; Holders*

Our shares of common stock are listed on the New York Stock Exchange, or the NYSE, under the symbol "BRT."  As of February 28, 2025, there were approximately 704 holders of record of our common stock.

*Issuer Purchases of Equity Securities*

| Period | (a)<br>Total Number of Shares Purchased | (b)<br>Average Price Paid per Share | (c)<br>Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | (d)<br>Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1 - October 31, 2024 | — | $         — | — | $           6,270,910 |
| November 1 - November 30, 2024 | — | — | — | 6,270,910 |
| December 1 - December 31, 2024 | 10,286 | 17.80 | 10,286 | 6,087,815 |
| Total | 10,286 | $    17.80 | 10,286 | |

From January 1, 2025 through February 28, 2025 we purchased, pursuant to our publicly announced repurchase program, 65,018 shares at a weighted average price of $17.49 per share.  As of March 11, 2025, after giving effect to an increase in, and extension of, our share repurchase authorization, we are authorized to repurchase up to $10.0 million of shares through December 31, 2026.

**Item 6. [Reserved]**

**Item 7.   Management's Discussion and Analysis of Financial Condition and Results of Operations.**

**Overview**

We are an internally managed real estate investment trust, also known as a REIT, that owns, operates and to a lesser extent holds interest in joint ventures that own and operate multi family properties.  At December 31, 2024, we: (i) wholly-own 21 multi-family properties with an aggregate of 5,420 units and a carrying value of $614.2 million,  (ii) have ownership interests, through unconsolidated entities, in eight multi-family properties with an aggregate of 2,527 units, with a carrying value of $31.3 million; (iii) have  preferred equity investments in two multi-family properties with a carrying value of $17.7 million and (iv) own other assets, through consolidated and unconsolidated entities, with a carrying value of $1.7 million. The 29 multi-family properties are located in 11 states; primarily in the Southeast United States and Texas.

During 2024:

- We invested, in two separate and unrelated transactions, an aggregate of $18.3 million (with a carrying value of $17.7 million at December 31, 2024, after giving effect to deferred loan fees and allowance for credit loss) in joint ventures that purchased a 204-unit multi-family property in Wilmington, North Carolina and a 184-unit multi-family property in Kennesaw, Georgia. These investments are unsecured and are subordinate, including the payment of the returns thereon, to an aggregate of $51.3 million of mortgage debt on these properties.  We estimate that in 2025, we will generate approximately $1.2 million of interest income on these investments.  For financial statement reporting purposes, these investments are treated as loans and are included in "Loan receivables, net of deferred loan fees and allowance for credit loss"on our consolidated balance sheet at December 31, 2024.  See *"Item 1 Business - Preferred Equity Investments"* and Notes 1 and 5 to our consolidated financial statements.

- We obtained a $27.4 million mortgage on our Woodland Trails-LaGrange, GA property (the "Woodlands Financing"). The debt matures in September 2031, bears interest at a fixed rate of interest of 5.22% and is interest only until maturity.

- We and an affiliate of Valley National Bank ("VNB") amended our credit facility to, among other things, reduce the borrowing capacity from $60 million to $40 million, extend the maturity from September 2025 to September 2027 and revise certain financial and other covenents.   VNB required these changes as a condition to our obtaining the Woodlands Financing.

- We sold a cooperative apartment unit in New York, NY  for a sales price of approximately $1.1 million and recognized a gain of $806,000.

- We repurchased 193,529 shares of our common stock for an aggregate purchase price of approximately $3.50 million (*i.e*., an average price of $18.07 per share).

From January 1, 2025 through February 28, 2025, we purchased 65,018 shares of our common stock for an aggregate purchase price of approximately $1.1 million (*i.e.,* an average price of $17.49 per share).  In March 2025, our board of directors increased the value of the shares that we can repurchase to up to $10 million and extended the repurchase program through December 31, 2026.

**Challenges and Uncertainties as a Result of the Uncertain Economic Environment; Pursuit of Joint Venture Acquisition and Alternative Investment Opportunities**

As more fully described below, we face challenges (*e.g*., inflation, volatile interest rates, over-supply in certain markets, rental rates decreases, mispriced (*i.e.*,cap rates that do not, in our belief, correlate appropriately to interest rates and other market factors), and limited acquisition opportunities) due to the uncertain economic environment, which limits our ability or willingness to (i) acquire properties, (ii) grow rental income or (iii) control our real estate operating expenses, some of which, such as real estate taxes and insurance expense, we have a very limited ability to control. In addition, several properties, (in particular, Bells Bluff and Crossings), face increasing competition due to additional supply in such markets which have and may continue to adversely impact rental rates and occupancy rates.

In light of the challenging acquisition environment and the limited funds available to us to acquire properties, we are pursuing (i) alternative investments in the multi-family property arena, including preferred loan investments (*e.g.*, an investment entitling us to a fixed rate of return prior to distributions to more junior investors) or bridge loans (e.g., a loan secured by a first mortgage on the subject property) and/or (ii) the acquisition of multi-family properties through joint ventures. We do not anticipate that in the near term, these type of investments (other than joint ventures already included in our portfolio), will constitute a significant part of our portfolio, and can provide no assurance that such investments will be profitable.

**Nashville/West Nashville, TN Properties - Bells Bluff and Crossings**

These  properties ("Bells Bluff" and "Crossings") have experienced, and continue to experience, competitive pressure due to the completion of construction of similar or higher-quality multi-family properties in Nashville and West Nashville, TN. To maintain occupancy levels, we have offered, and anticipate that we will continue to offer, short-term rent concessions and/or reduced rental rates. As a result, Bells Bluff's and Crossing's  operating results have been and will continue to be, adversely impacted.  We believe that due, among other things, to its vibrant economy, that over-time, the Nashville market will absorb the excess rental capacity, although we can provide no assurance in this regard.

**Results of Operations**

*Comparison of Years Ended December 31, 2024 and 2023*

The term "same store properties" refers to 21 multi-family properties with an aggregate of 5,420 units that were owned for all of 2024 and 2023.

*Revenues*

The following table compares our revenues for the years indicated:

| (Dollars in thousands): | 2024 | 2023 | Change | % Change |
|---|---|---|---|---|
| Rental and other revenue from real estate properties | $ 94,773 | $ 93,069 | $ 1,704 | 1.8 % |
| Loan interest and other income | 857 | 548 | 309 | 56.4 % |
| Total revenues | $ 95,630 | $ 93,617 | $ 2,013 | 2.2 % |

*Rental and other revenue from real estate properties.* The components of the increase include:

- a $1.0 million increase due to a 1.3% increase in average rental rates year-over-year in the portfolio,
- an $855,000 increase in straight line of rent concessions,net of amortization, with approximately 50% of such concessions from Bells Bluff and Crossings; and
- a $112,000 increase at our commercial property in Yonkers due to a lease extension.

The increase was offset by a $344,000 decrease in average occupancy year-over-year at the multi-family portfolio from 94.2% to 93.7%.

*Loan interest and other income*

The increase is due primarily to interest income of $197,000 received from the preferred equity investments which were originated in the fourth quarter of 2024. We estimate that these investments will generate an aggregate of $1.2 million of interest income in 2025.

*Expenses*

The following table compares our expenses for the periods indicated:

| (Dollars in thousands) | 2024 | 2023 | Change | % Change |
|---|---|---|---|---|
| Real estate operating expenses | $ 43,555 | $ 41,821 | $ 1,734 | 4.1 % |
| Interest expense | 22,596 | 22,161 | 435 | 2.0 % |
| General and administrative | 15,595 | 15,433 | 162 | 1.0 % |
| Provision for credit loss | 270 | — | 270 | N/A |
| Depreciation and amortization | 25,926 | 28,484 | (2,558) | (9.0)% |
| Total expenses | $ 107,942 | $ 107,899 | $ 43 | — % |

*Real estate operating expenses.*

The components of the increase include:

- $669,000 in real estate taxes, including $413,000 at our Newbridge Commons-Columbus, OH property due to a reassessment, and smaller increases at several other properties;
- $641,000 in insurance costs, including $380,000 due to increases in our insurance premiums under our master policy and $260,000 from two properties that are not part of our master policy;
- $293,000 in utility costs (primarily water/sewer charges) at many properties; and
- $189,000 primarily related to increased replacement costs at several properties.

We estimate that in 2025, assuming no material changes to our current multi-family portfolio, that our insurance expense will decrease by approximately $750,000 to $1.0 million due primarily to more favorable premiums.

*Interest expense*

The increase is due primarily to the additional $566,000 of interest expense related to the Woodlands Financing which took place in 2024, $155,000 from the Silvana Oaks financing which took place in 2023 and $91,000 due to an increased interest rate on our junior subordinated notes. The increase was offset by a $208,000 decrease in credit facility interest expense as we did not use the facility in 2024 and a $169,000 decrease due to reduced mortgage balances from amortization.

*General and administrative.* The components of the increase include:

- $319,000 increase in non-cash restricted stock amortization, including $171,000 due to the higher price of the restricted stock awarded in 2024 in comparison to awards granted in prior years, and $147,000 due to the accelerated vesting of restricted stock awards of Ryan Baltimore, our former chief operating officer, who resigned in December 2024 to pursue another employment opportunity; and
- $223,000 in cash compensation costs due to higher levels of compensation.

The increase was offset by a:

- $169,000 due to reduced amortization associated with RSUs that vest upon satisfaction of performance metrics based on adjusted funds from operations, as we do not currently anticipate achieving the minimum level required for the vesting of such awards;
- $120,000 related to the reversal of a non-cash amortization expense on restricted stock awards forfeited by Mr. Baltimore;
- $120,000 decrease due to a reduction in our investor relations activities; and
- $127,000 decrease due primarily to the inclusion, in 2023, of the write off of a deposit related to a terminated transaction.

*Provision for credit loss*

In 2024, we recorded a non-cash provision of $270,000 related to the preferred equity investments. There was no comparable expense in 2023.

*Depreciation and amortization*

The change is due primarily to the decrease in depreciation related to lease intangibles from properties where we purchased our partners' interests in 2022.

*Equity in earnings of unconsolidated joint ventures*

Equity in earnings from unconsolidated joint ventures declined $649,000 to $1.6 million in the year ended December 31, 2024 from $2.3 million for the 2023. The components of the decline include:

- $712,000, representing our proportionate share of the net loss from Stono Oaks - Johns Island, SC ("Stono Oaks") which was in development through 2023, but which was placed in service in 2024. Accordingly, interest and certain other expenses (which prior to 2024 were capitalized) and depreciation, are now being expensed; and
- the inclusion, in 2023, of our $399,000 proportionate share of the net income from Chatham Court and Reflections, which was sold in May 2023 (the "Chatham Sale").

The decrease was offset primarily by:

- the inclusion, in 2023, of our $212,000 proportionate share of an early extinguishment of debt charge related to the Chatham Sale; and
- $170,000 primarily due to improved rental rates.

*Equity in earnings from sale of unconsolidated joint venture properties*

In 2023, we recognized a gain of $14.7 million from the Chatham Sale.  There was no corresponding gain in 2024.

*Casualty loss ; Insurance recovery of casualty loss*

In 2023, we settled a wrongful death action (the "Lawsuit") for $323,000.  As noted in the paragraph immediately below, we were reimbursed for all of such expense by our insurance carriers.

During 2023, we received insurance proceeds (i) $470,000 as reimbursement for expenses incurred related to a winter storm in December 2022 and (ii) $323,000 in connection with the settlement of the Lawsuit.

*Gain on sale of real estate*

In 2024, we sold a cooperative apartment in NY for a sales price of approximately $1.1 million and a gain of $806,000.  In 2023, we sold a cooperative apartment in New York for a sales price of $785,000 and a gain of $604,000.

*(Benefit) provision for taxes*

Income tax (benefit) provision for 2024 was ($226,000), a decrease from the $54,000 provision recorded in 2023. The benefit recorded in 2024 is the result of a $534,000 refund of Tennessee franchise tax received as a result of a change in Tennessee law offset by the 2024 estimated state tax expense of $318,000. The 2023 tax expense of $54,000 includes a reversal of a prior year over-accrual.

*Comparison of Years Ended December 31, 2023 and 2022*

As we are a smaller reporting company, this comparison is omitted in accordance with Instruction 1 to Item 303(a) of Regulation S-K.

**Funds from Operations; Adjusted Funds from Operations; Net Operating Income.**

In view of our multi-family property activities, we disclose funds from operations ("FFO") ,adjusted funds from operations ("AFFO") and net operating income ("NOI") because we believe that such metrics are a widely recognized and appropriate measure of the performance of a multi-family REIT.

We compute FFO in accordance with the "White Paper on Funds From Operations" issued by the National Association of Real Estate Investment Trusts ("NAREIT") and NAREITs related guidance. FFO is defined in the White Paper as net income (calculated in accordance with GAAP), excluding depreciation and amortization related to real estate, gains and losses from the sale of certain real estate assets, gains and losses from change in control, impairment write-downs of certain real estate assets and investments in entities where the impairment is directly attributable to decreases in the value of depreciable real estate held by the entity. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect funds from operations on the same basis. In computing FFO, we do not add back to net income the amortization of costs in connection with our financing activities or depreciation of non-real estate assets.

We compute AFFO by adjusting FFO for loss on extinguishment of debt, our straight-line rent accruals, restricted stock and RSU compensation expense, fair value adjustment of mortgage debt, gain on insurance recovery, insurance recovery from casualty loss and deferred mortgage and debt costs (including, in each case as applicable, from our share from our unconsolidated joint ventures). Since the NAREIT White Paper does not provide guidelines for computing AFFO, the computation of AFFO may vary from one REIT to another.

We believe that FFO and AFFO are useful and standard supplemental measures of the operating performance for equity REITs and are used frequently by securities analysts, investors and other interested parties in evaluating equity REITs, many of which present FFO and AFFO when reporting their operating results. FFO and AFFO are intended to exclude GAAP historical cost depreciation and amortization of real estate assets, which assures that the value of real estate assets diminish predictability over time. In fact, real estate values have historically risen and fallen with market conditions. As a result, we believe that FFO and AFFO provide a performance measure that, when compared year-over-year, should reflect the impact to operations from trends in occupancy rates, rental rates, operating costs, interest costs and other matters without the inclusion of depreciation and amortization, providing a perspective that may not be necessarily apparent from net income. We also consider FFO and AFFO to be useful to us in evaluating potential property acquisitions.

FFO and AFFO do not represent net income or cash flows from operations as defined by GAAP. FFO and AFFO should not be considered to be an alternative to net income as a reliable measure of our operating performance; nor should FFO and AFFO be considered an alternative to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity.

FFO and AFFO do not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization and capital improvements. FFO and AFFO do not represent cash flows from operating, investing or financing activities as defined by GAAP.

Management recognizes that there are limitations in the use of FFO and AFFO. In evaluating our performance, management is careful to examine GAAP measures such as net income (loss) and cash flows from operating, investing and financing activities. Management also reviews the reconciliation of net income (loss) to FFO and AFFO.

The table below provides a reconciliation of net income determined in accordance with GAAP to FFO and AFFO for each of the indicated years (amounts in thousands):

| | 2024 | 2023 |
|---|---:|---:|
| GAAP Net income attributable to common stockholders | $ (9,791) | $ 3,873 |
| Add: depreciation of properties | 25,926 | 28,484 |
| Add: our share of depreciation in unconsolidated joint venture properties | 5,545 | 5,292 |
| Add: provision for credit loss | 270 | — |
| Add: casualty loss | — | 323 |
| Deduct: gain on sales of real estate | (806) | (604) |
| Deduct: our share of earnings in earnings from sale of unconsolidated joint venture properties | (209) | (14,744) |
| Adjustment for non-controlling interests | (16) | (16) |
| **Funds from operations** | 20,919 | 22,608 |
| Adjust for: straight line rent concession, net of amortization | (801) | 93 |
| Adjust for: our share of straight-line rent concessionn, net of amortization from unconsolidated joint ventures | (147) | — |
| Add: our share of loss on extinguishment of debt from unconsolidated joint venture properties | — | 212 |
| Add: amortization of restricted stock and RSU expense | 4,877 | 4,768 |
| Add: amortization of deferred mortgage and debt costs | 1,150 | 1,072 |
| Add: our share of deferred mortgage costs from unconsolidated joint venture properties | 120 | 106 |
| Add: amortization of fair value adjustment for mortgage debt | 558 | 613 |
| Less: insurance recovery of casualty loss | — | (323) |
| Less: gain on insurance recovery | — | (240) |
| Less: our share of gain on insurance proceeds from unconsolidated joint venture properties | — | (30) |
| Adjustment for non-controlling interests | (8) | (15) |
| **Adjusted funds from operations** | $ 26,668 | $ 28,864 |

The table below provides a reconciliation of net income per common share (on a diluted basis) determined in accordance with GAAP to FFO and AFFO.

| | 2024 | 2023 |
|---|---|---|
| Net (loss) income attributable to common stockholders | $ (0.52) | $ 0.20 |
| Add: depreciation of properties | 1.38 | 1.50 |
| Add: our share of depreciation from unconsolidated joint venture properties | 0.30 | 0.28 |
| Add: provision for credit loss | 0.01 | — |
| Add: casualty loss | — | 0.02 |
| Deduct: gain on sales of real estate | (0.04) | (0.03) |
| Deduct: our share of earnings from sale of unconsolidated joint venture properties | (0.01) | (0.78) |
| Adjustment for non-controlling interests | — | — |
| **Funds from operations** | 1.12 | 1.19 |
| Adjust for: straight line rent concessions, net of amortization | (0.04) | — |
| Adjust for: our share of straight-line rent concessionn, net of amortization from unconsolidated joint ventures | — | — |
| Add: our share of loss on extinguishment of debt from unconsolidated joint ventures | — | 0.01 |
| Add: amortization of restricted stock and RSU expense | 0.25 | 0.25 |
| Add: amortization of deferred mortgage and debt costs | 0.06 | 0.06 |
| Add: our share of amortization of deferred mortgage and debt costs from unconsolidated ventures | 0.01 | 0.01 |
| Add: amortization of fair value adjustment for mortgage debt | 0.03 | 0.03 |
| Less: insurance recovery of casualty loss | — | (0.02) |
| Deduct: gain on insurance recovery | — | (0.01) |
| Deduct: our share of gain on insurance proceeds from unconsolidated joint ventures | — | — |
| Adjustment for non-controlling interests | — | — |
| **Adjusted funds from operations** | $ 1.43 | $ 1.52 |
| | | |
| Diluted shares outstanding for FFO and AFFO | 18,710,615 | 18,931,026 |

FFO for 2024 decreased $1.7 million, or 7%, to $20.9 million in 2024 from $22.6 million in 2023. Contributing to the decline was a:

- $1.7 million decrease in operating margins (*i.e.,* revenues less real estate operating expenses) across our portfolio (*i.e.* consolidated and unconsolidated multi-family properties);
- $793,000 decrease due to the inclusion, in 2023, of an insurance recovery from a casualty loss at an unconsolidated joint venture;
- $586,000 increase in interest expense; and
- $240,000 decrease due to the inclusion, in 2023, of a gain on insurance proceeds

The decrease was offset by a:
- $1.0 million increase in straight line rent concessions, net of amortization;
- $309,000 increase in other income;
- $280,000 decline in income tax expense; and
- $212,000 decline due to the inclusion, in 2023, of early extinguishment of debt charges.

AFFO decreased $2.2 million or 7.6%, to $26.7 million in 2024 from $28.9 million in 2023. The decrease is primarily due to the factors impacting the changes in FFO other than the changes to: gain on insurance proceeds, net deferred concessions and early extinguishment of debt.

See *"—Comparison of Years Ended December 31, 2024 and 2023"* for further information regarding these changes.

NOI is a non-GAAP measure of performance.  NOI is used by our management and many investors to evaluate and compare the performance of our properties to other comparable properties, to determine trends at our properties and to determine the estimated fair value of our properties.  The usefulness of NOI may be limited in that it does not take into account, among other things, general and administrative expense, interest expense, loss on extinguishment of debt, casualty losses, insurance recoveries and gains or losses as determined by GAAP.  NOI is a property specific performance metric and does not measure our performance as a whole.  Same store NOI reflects the operations of seven of our ten wholly-owned properties.

We compute NOI by adjusting net income (loss) to (a) add back (1) interest expense, (2) general and administrative expenses, (3) depreciation expense, (4) provision for credit loss, (5) provision for taxes, (6) loss on extinguishment of debt, (7) equity in earning (loss) of unconsolidated joint ventures, (8) casualty loss and (9) the impact of non-controlling interests, and (b) deduct (1) other income, (2) gain on sale of real estate, (3) equity in earnings from sale of consolidated joint venture properties,  (4) insurance recovery of casualty loss and (5)  gain on insurance recoveries.  Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to other REITs.  We believe NOI provides an operating perspective not immediately apparent from GAAP operating income or net income (loss).  NOI is one of the measures we use to evaluate our performance because it (i) measures the core operations of property performance by excluding corporate level expenses and other items unrelated to property operating performance and (ii) captures trends in rental housing and property operating expenses. However, NOI should only be used as an alternative measure of our financial performance.

The following table provides a reconciliation of net income attributable to common stockholders as computed in accordance with GAAP to NOI for the periods presented (dollars in thousands):

| | For the year ended December 31, | |
| --- | --- | --- |
| | 2024 | 2023 |
| GAAP Net (loss) income attributable to common stockholders | $ (9,791) | $ 3,873 |
| Less: Loan interest and other income | (857) | (548) |
| Add: Interest expense | 22,596 | 22,161 |
| General and administrative | 15,595 | 15,433 |
| Depreciation | 25,926 | 28,484 |
| Provision for credit loss | 270 | — |
| (Benefit) provision for taxes | (226) | 54 |
| Less: Gain on sale of real estate | (806) | (604) |
| Casualty loss | — | 323 |
| Adjust for:  Equity in earnings loss of unconsolidated joint venture properties | (1,644) | (2,293) |
| Less:  Equity in earnings from sale of unconsolidated joint venture properties | — | (14,744) |
| Insurance recovery of casualty loss | — | (793) |
| Gain on insurance recovery | — | (240) |
| Add: Net income attributable to non-controlling interests | 155 | 142 |
| **Net Operating Income** | $ 51,218 | $ 51,248 |
| | | |
| Less: Non same store and non multi family (1) | | |
| Revenues | 1,594 | 1,480 |
| Operating Expenses | 460 | 479 |
| **Non-same store NOI** | 1,134 | $ 1,001 |
| **Same Store Net Operating Income** | $ 50,084 | $ 50,247 |

(1)  Prior year amounts have been adjusted to reflect the current year composition to reflect only those properties that were same store for  both the current and the prior year.

In 2024, NOI decreased by $30,000 from 2023 primarily due to a $1.8 million increase in operating expenses and a $344,000 decrease due to reduced occupancy. This was offset by a $1.1 million increase in rental revenues (including a $112,000 increase due to the Yonkers' lease extension) and an $855,000 increase in deferred rent concessions. Same store NOI decreased $163,000 in 2024 from 2023 due to the factors impacting NOI, other than the Yonkers' lease extension. See *"-Results* *of Operations -Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023"* for a discussion of these changes.

**Liquidity and Capital Resources**

We require funds to pay operating expenses and debt service obligations, acquire properties, make capital and other improvements, fund capital contributions, pay dividends and repurchase shares of our common stock.  Generally, in 2024, our primary sources of capital and liquidity were the operations of our multi-family properties (including distributions of $4.7 million from the operations of our unconsolidated joint ventures), $27.4 million from the Woodland Trails Financing, and our available cash. Excluding funds held at our unconsolidated subsidiaries, at December 31, 2024 and February 28, 2025, our available liquidity was approximately $67.9 million and $62.7 million, respectively, including $27.9 million and $22.7 million, respectively, of cash and cash equivalents, and subject to compliance with borrowing base and other requirements, up to $40 million available under our credit facility. A significant amount of our cash and cash equivalents is maintained at our properties for general working capital purposes.

We anticipate that for the four years beginning January 1, 2025, our operating expenses, $118.2 million of mortgage amortization and interest expense (including $42.4 million from unconsolidated joint ventures) and $317.2 million of balloon payments due with respect to mortgages maturing through 2028 (including $151.6 million from unconsolidated joint ventures), anticipated capital expenditures (for 2025 only) of an aggregate of $11.1 million for consolidated and unconsolidated properties, estimated cash dividend payments of at least $75.1 million (assuming (i) the current quarterly dividend rate of $0.25 per share and (ii) 18.8 million shares outstanding), will be funded from cash generated from operations (including distributions from unconsolidated joint ventures), mortgage financings and re-financings, sales of properties, the issuance of additional equity and, if available, our $40 million credit facility.  Our operating cash flow and available cash is insufficient to fully fund the $317.2  million of balloon payments, and if we are unable to refinance such debt on acceptable terms, we may need to issue additional equity or dispose of properties, in each case  on potentially unfavorable terms.

Our ability to acquire multi-family properties (including making alternative investments such as preferred equity investments), and implement value-add projects is limited by our available cash and our ability to (i) draw on our credit facility, (ii) obtain, on acceptable terms, mortgage debt and (iii) raise capital from the sale of our common stock. Further, if and to the extent we generate ordinary taxable income, we will be required to make distributions to stockholders to maintain our REIT status and as a result, will be limited in our ability to use gains, if any, from property sales, as a source of funds for operating expenses, debt service and property acquisitions.

*Disclosure of Known Material Contractual Obligations*

The following table sets forth as of December 31, 2024 our known material contractual obligations:

| | Payment Due by Period | | | | |
|---|---|---|---|---|---|
| (Dollars in thousands) | Less than 1 Year | 1 - 3 Years | 3 - 5 Years | More than 5 Years | Total |
| Long-Term Debt Obligations (1) | $ 55,313 | $ 261,459 | $ 202,473 | $ 391,009 | $ 910,254 |
| Operating Lease Obligations | 251 | 517 | 540 | 2,703 | 4,011 |
| Purchase Obligations (2)(3) | 6,615 | 13,230 | 13,230 | — | 33,075 |
| Total | $ 62,179 | $ 275,206 | $ 216,243 | $ 393,712 | $ 947,340 |

_____

(1) Reflects payments of principal (including amortization payments) and interest and excludes deferred costs.  Includes all of the debt of unconsolidated joint ventures.  See the following table for information regarding same.  Assumes that the interest rate on the junior subordinated notes will be 6.85% per annum, which was the rate in effect at December 31, 2024.

(2) Assumes that $948,000 and $1.7 million will be paid annually through December 31, 2029 pursuant to the shared services agreement and for the Services, respectively.  See *"Item 1. Business—Our Structure."*

(3) Assumes that approximately $4.0 million of property management fees will be paid annually to the property managers of our multi-family properties, including $1.4 million related to unconsolidated joint ventures.  Such sum reflects the amount we anticipate paying in 2025 on the multi-family properties we own at December 31, 2024.  These fees are typically charges based on a percentage of rental revenues from a property. No amount has been reflected as payable pursuant thereto after five years as such amount is not determinable.

The following table sets forth as of December 31, 2024 information regarding the components of our long-term debt obligations:

| (Dollars in thousands) | Payment due by Period | | | | |
| --- | --- | --- | --- | --- | --- |
| | Less than 1 Year | 1 - 3 Years | 3 - 5 Years | More than 5 Years | Total |
| Mortgages on consolidated properties (1) | $ 38,309 | $ 150,323 | $ 119,315 | $ 246,372 | $ 554,319 |
| Mortgages on unconsolidated properties (1) | 14,442 | 106,012 | 78,034 | 91,020 | 289,508 |
| Junior subordinated notes and credit facility(2) | 2,562 | 5,124 | 5,124 | 53,617 | 66,427 |
| Total | $ 55,313 | $ 261,459 | $ 202,473 | $ 391,009 | $ 910,254 |

(1) Includes payments of principal (including amortization payments), and interest, and excludes deferred financing costs.
(2) Assumes that the interest rate on the junior subordinated notes will be 6.85% per annum and that no amounts are outstanding under the credit facility.

*Corporate Level Financing Arrangements*

Junior Subordinated Notes

As of December 31, 2024, $37.4 million (excluding deferred costs of $237,000) in principal amount of our junior subordinated notes is outstanding. These notes mature in April 2036, contain limited covenants (including covenants prohibiting us from paying dividends or repurchasing capital stock if there is an event of default (as defined therein) on these notes), are redeemable at our option and bear an interest rate, which resets and is payable quarterly, of three-month term SOFR plus 226 basis points. At December 31, 2024 and 2023, the interest rate on these notes was 6.85% and 7.65%, respectively.

Credit Facility

Our credit facility with VNB New York, LLC, an affiliate of Valley National Bank (collectively, "VNB"), allows us to borrow, subject to compliance with borrowing base requirements and other conditions, up to $40 million, (i) for the acquisition of, and investment in, multi-family properties, (ii) to repay mortgage debt secured by multi-family properties and (iii) for Operating Expenses (*i.e.*, working capital (including dividend payments) and operating expenses); provided, that not more than $25 million may be used for Operating Expenses. The credit facility is secured by cash accounts maintained by us at VNB (and we are required to maintain substantially all of our bank accounts at VNB), and the pledge of our interests in the entities that own three unencumbered multi-family properties used in calculating the borrowing base. The credit facility bears an annual interest rate, which resets monthly, equal to one-month term SOFR plus 250 basis points, with a floor of 6.00%. The interest rate at December 31, 2024 and February 28, 2025, was 6.96% and 6.83% respectively. There is an annual fee of 0.25% on the total amount committed by VNB and unused by us. The credit facility matures in September 2027. As of February 28, 2025, there was no balance outstanding and up to $40 million was available to be borrowed thereunder.

The terms of the credit facility include certain restrictions and covenants which, among other things, limit the incurrence of liens, require that we maintain and include in the collateral securing the facility at least two unencumbered properties with an aggregate value(as calculated pursuant to the facility) of at least $50 million, and require compliance with financial ratios relating to, among other things maintaining a minimum tangible net worth of $140 million, the minimum amount of debt service coverage with respect to the properties (and amounts drawn on the credit facility) used in calculating the borrowing base. Net proceeds received from the sale, financing or refinancing of wholly-owned properties are generally required to be used to repay amounts outstanding under the credit facility.

As of December 31, 2024, we were in compliance in all material respects with the requirements of the facility.

**Other Financing Sources and Arrangements**

At December 31, 2024, we are joint venture partners in unconsolidated joint ventures which own eight multi-family properties which distributed $4.4 million to us in 2024. We may be required to make capital contributions with respect to these properties. At December 31, 2024, our investment in these joint venture properties have a net equity carrying value of $31.3 million and are subject to mortgage debt, which is not reflected on our consolidated balance sheet, of $251.9 million. Although BRT Apartments Corp. is not the obligor with respect to such mortgage debt, the loss of any of these properties due to mortgage foreclosure or similar proceedings would have a material adverse effect on our results of operations and financial condition. See note 6 to our consolidated financial statements.

At December 31, 2024, we had preferred equity investments in joint ventures that own multi-family properties. These joint ventures paid us $196,000 in 2024 and we anticipate that, subject to the underlying property generating sufficient cash flow, that such joint ventures will pay us of $1.2 million in 2025.  At December 31, 2024, the carrying value of these investments was $17.7 million and these investments are subordinate to mortgage debt of $51.3 million, which debt is not reflected on our consolidated balance sheet.

See "*Item 1. Business-Mortgage Debt*" for information regarding our mortgage debt at consolidated and unconsolidated subsidiaries.

**Inflation**

Substantially all of our multi-family property leases are for  periods of one-year or less.  The short-term nature of these leases generally serves to reduce our risk to adverse effects of inflation on our revenue. During 2024, we continued to experience inflationary pressures that drove higher operating expenses, primarily in personnel, repairs and maintenance, insurance and real estate taxes; such increases may continue in 2025 and thereafter, which would adversely affect our operating results.

Inflation affects the overall cost of our debt. We mitigate the risks presented by inflation through the use of long-term fixed interest rate debt and interest rate hedges and by paying down, when we deem appropriate, our credit facility debt.  However, increasing interest rates, which generally correlates to increasing inflation, increases the interest expense on our junior subordinated notes and makes it less attractive to obtain mortgage debt (including the refinancing of an aggregate of $130.4 million of mortgage debt (including $60.8 million of mortgage debt at unconsolidated joint ventures, that matures in 2026) or use our credit facility in connection with acquisition and value add activities.

**Cash Distribution Policy**

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. Accordingly, we must, among other things, meet a number of organizational and operational requirements, including a requirement that we distribute currently at least 90% of our ordinary taxable income to our stockholders. It is our current intention to comply with these requirements and maintain our REIT status. As a REIT, we generally will not be subject to corporate federal, state or local income taxes on taxable income we distribute currently (in accordance with the Internal Revenue Code and applicable regulations) to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal, state and local income taxes at regular corporate rates and may not be able to qualify as a REIT for four subsequent tax years. Even if we qualify for federal taxation as a REIT, we may be subject to certain state and local taxes on our income and to federal income taxes on our undistributed taxable income (*i.e.*, taxable income not distributed in the amounts and in the time frames prescribed by the Internal Revenue Code and applicable regulations thereunder) and are subject to Federal excise taxes on our undistributed taxable income.

It is our intention to pay to our stockholders within the time periods prescribed by the Internal Revenue Code no less than 90%, and, if possible, 100% of our annual taxable income, including taxable gains from the sale of real estate. It will continue to be our policy to make sufficient distributions to stockholders in order for us to maintain our REIT status under the Internal Revenue Code.

We anticipate that if we do not sell any multi-family properties this year, that a significant amount of the dividends we will pay in 2025 will be treated for federal income tax purposes as a return of capital.

Our board of directors will continue to evaluate, on a quarterly basis, the amount of dividend payments based on its assessment of, among other things, our short and long-term cash and liquidity requirements, prospects, debt maturities, net income, funds from operations, and adjusted funds from operations.

**Critical Accounting Estimates**

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").  The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting periods.  On an ongoing basis, we reconsider and evaluate our estimates and assumptions.

We base our estimates on historical experience, current trends and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results could materially differ from any of our estimates under different assumptions or conditions. Our significant accounting policies are discussed in Note 1 of our consolidated financial statements in this report.  We believe the accounting estimates listed below are the most critical to aid in fully understanding and evaluating our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

*Equity method investments*

We report our investments in unconsolidated entities, over whose operating and financial policies we do not control, under the equity method of accounting. Under this method of accounting, our *pro rata* share of the applicable entity's earnings or losses is included in our consolidated statements of operations. We initially record our investments based on either the carrying value for properties contributed or the cash invested.

We evaluate our equity-method investments for impairment whenever events or changes in circumstances indicate that the carrying value of our investments may exceed the fair value. If it is determined that a decline in the fair value of our investments is not temporary, and if such reduced fair value is below its carrying value, an impairment is recorded. Determining fair value involves significant judgment. Our estimates consider available evidence including the present value of the expected future cash flows discounted at market rates, general economic conditions and other relevant factors.

*Carrying Value of Real Estate Portfolio*

We conduct a quarterly review of each real estate asset owned by us and through our joint ventures. This review is conducted in order to determine if indicators of impairment are present on the real estate.

In reviewing the value of the real estate assets owned, if there is an indicator of impairment and the carrying value of the real estate asset is determined to be unrecoverable, we seek to arrive at the fair value of each real estate asset by using one or more valuation techniques, such as comparable sales, discounted cash flow analysis or replacement cost analysis. A real estate asset is considered to be unrecoverable when an analysis suggests that the undiscounted cash flows to be generated by the property will be insufficient to recover our investment.  Any impairment taken with respect to our real estate assets reduces our net income, assets and stockholders' equity to the extent of the amount of the allowance, but it will not affect our cash flow until such time as the property is sold.

*Allowance for credit losses*

We estimate the allowance for credit losses in accordance with the Current Expected Credit Loss (CECL) model under Accounting Standards Codification ("ASC") Topic 326. This model requires us to estimate expected lifetime credit losses for our loan portfolio (*i.e.,* our preferred equity investments) by considering historical loss experience, current economic conditions, and reasonable and supportable forecasts of future economic trends.  The estimate is highly subjective and involves significant judgment in the following areas:

- Historical Loss Data: We segment our loan portfolio based on risk characteristics such as borrower type, loan term, and collateral. We will use historical loss experience when available, as a basis for expected credit losses.
- Macroeconomic Forecasts: We incorporate forward-looking macroeconomic indicators, such as GDP growth, unemployment rates, and interest rate trends, to adjust historical loss trends.
- Qualitative Adjustments: We apply management judgments to adjust the allowance for factors that may not be fully captured in the quantitative model, including changes in emerging risks such as regulatory, geopolitical, or credit risks.
- The estimate of expected credit losses is inherently uncertain and sensitive to changes in economic conditions. For example, a 100-basis-point increase in unemployment rates or a prolonged downturn in the real estate market could result in a higher allowance for credit losses, negatively impacting our financial results. Conversely, improvements in economic conditions could result in a lower allowance.
- We continually evaluate the adequacy of our allowance for credit losses and adjust it as necessary. However, actual losses may differ from our estimates due to unforeseen changes in economic conditions or borrower behavior.

*Purchase Price Allocations*

We allocate the purchase price of properties, including acquisition costs and assumed debt, when appropriate, to the tangible and identified intangible assets and liabilities acquired based on their relative fair values. In making estimates of fair values for purposes of allocating purchase price, we use a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property, our own analysis of recently acquired and existing comparable properties in our portfolio and other market data. We also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired.

*Equity-Based Compensation*

We grant shares of restricted stock and restricted stock units ("RSUs") to eligible plan participants, subject to the recipient's continued service over a specified period and, with respect to the RSUs, the satisfaction of specified conditions over a specified period. A portion of the RSUs vest based upon satisfaction of specified metrics with respect to (i) total stockholder return("TSR Awards") and (ii) adjusted funds from operations("AFFO Awards"), in each case as calculated pursuant to the applicable award agreement. We account for the restricted stock awards and RSUs in accordance with ASC 718, Compensation - Stock Compensation, which requires that such compensation be recognized in the financial statements based on its estimated grant-date fair value. The value of such awards is recognized as compensation expense in general and administrative expenses in the accompanying consolidated statements of operations over the applicable service periods. Grant date fair value is determined with respect to the (i) the restricted stock awards, by the closing stock price on the date of grant, (ii) TSR Awards, by using a Monte Carlo simulation relying upon various assumptions and (iii) AFFO Awards, by using the closing stock price on the grant date, subject to quarterly adjustment based upon management's subjective projections as to the achievability of the specified metrics related to the AFFO Awards; changes in the projections related to the AFFO awards may have a significant impact on the expense we recognize on such awards. See Note 11 to our consolidated financial statements.

## Item 7A.    Quantitative and Qualitative Disclosures About Market Risk.

All of our mortgage debt bears interest at fixed rates.  Our credit facility bears interest at 30 day term SOFR plus 250 basis points, with an interest rate floor of 6%. At December 31, 2024, no amounts were drawn on the facility. Our junior subordinated notes bear interest at the rate of three-month term SOFR plus 226 basis points. At December 31, 2024, the interest rate on these notes was 6.85%. A 100 basis point increase or decrease in the rate would result in an increase or decrease, respectively, in interest expense in 2025 of $374,000 (all of which would be due to the change in rate on the junior subordinated notes).

## Item 8.    Financial Statements and Supplementary Data.

The information required by this item appears in a separate section of this Report following Part IV.

## Item 9.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

## Item 9A.    Controls and Procedures.

*Evaluation of Disclosure Controls and Procedures*

A review and evaluation was performed by our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of the end of the period covered by this Annual Report on Form 10-K. Based on that review and evaluation, our CEO and CFO have concluded that our disclosure controls and procedures, as designed and implemented as of December 31, 2024, were effective.

*Management's Report on Internal Control Over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by a company's board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of a company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of a company are being made only in accordance with authorizations of management and the board of directors of a company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial transactions.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, our management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013).

Based on its assessment, our management concluded that, as of December 31, 2024, our internal control over financial reporting was effective based on these criteria.

*Changes in Internal Controls over Financial Reporting*

There have been no changes in our internal controls over financial reporting, as defined in in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act, that occurred during the three months ended December 31, 2024 that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

**Item 9B.   Other Information.**

None of our officers or directors had any contract, instruction, or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" in effect at any time during the three months ended December 31, 2024."

**Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not applicable

**PART III**

**Item 10.   Directors, Executive Officers and Corporate Governance.**

Apart from certain information concerning our executive officers which is set forth in Part I of this report, the other information required by Item 10 will be incorporated herein by reference to the applicable information to be in the proxy statement to be filed by April 30, 2025 for our 2025 Annual Meeting of Stockholders.

**Item 11.   Executive Compensation.**

The information concerning our executive compensation required by Item 11 is incorporated herein by reference to the proxy statement to be filed by April 30, 2025 with respect to our 2025 Annual Meeting of Stockholders.

**Item 12.    Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.**

Except as set forth below, the information required by Item 12 is incorporated herein by reference to the proxy statement to be filed by April 30, 2025 with respect to our 2025 Annual Meeting of Stockholders.

*Equity Compensation Plan Information*

The following table provides information as of December 31, 2024 about shares of our common stock that may be issued upon the exercise of options, warrants and rights under our 2018 Amended and Restated Incentive Plan (the "2018 Plan"), our 2020 Amended and Restated Incentive Plan (the "2020 Plan"), the 2022 Incentive Plan (the "2022 Plan"; and together with the 2018 Plan and the 2020 Plan, the "Prior Plans"), and our 2024 Incentive Plan (the "2024 Plan"; and together with the Prior Plans, the "Incentive Plans"). No further awards may be granted under the Prior Plans.

| | Number of securities to be issued upon exercise of outstanding options, warrants and rights (1) | | Weighted-average exercise price of outstanding options, warrants and rights | | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (2) | |
|---|---|---|---|---|---|---|
| | (a) | | (b) | | (c) | |
| Equity compensation plans approved by security holders | 600,837 | (1) | — | | 798,175 | (2) |
| Equity compensation plans not approved by security holders | — | | — | | — | |
| Total | 600,837 | (1) | — | | 798,175 | (2) |

_____

(1) Includes up to 198,761, 200,251 and 201,825 shares of common stock issuable pursuant to restricted stock units ("RSUs") that vest as of June 30, 2025, June 30, 2026 and June 30, 2027, respectively, if and to the extent specified conditions are satisfied by such vesting dates.  RSUs granted pursuant to the 2022 Plan and the 2024 Plan account for 399,012 shares and 201,825 shares, respectively.  Excludes 910,929 shares of restricted stock issued pursuant to the Incentive Plans as such shares, although subject to forfeiture, are outstanding. See Note 11 to our consolidated financial statements.

(2)   Does not give effect to 165,408 shares of restricted stock granted January 13, 2025 pursuant to the 2024 Plan.

**Item 13.   Certain Relationships and Related Transactions, and Director Independence.**

The information concerning relationships and certain transactions required by Item 13 is incorporated herein by reference to the proxy statement to be filed by April 30, 2025 with respect to our 2025 Annual Meeting of Stockholders.

**Item 14.   Principal Accounting Fees and Services.**

The information concerning our principal accounting fees required by Item 14 is incorporated herein by reference to the proxy statement to be filed by April 30, 2025 with respect to our 2025 Annual Meeting of Stockholders.

**PART IV**

**Item 15.  Exhibits, Financial Statement Schedules.**

(a)

    1.      All Financial Statements.

The response is submitted in a separate section of this report following Part IV.

    2.      Financial Statement Schedules.

The response is submitted in a separate section of this report following Part IV.

    3.      Exhibits:

In reviewing the agreements included as exhibits to this Annual Report on Form10-K, please remember they are included to provide you with information regarding their terms and are not intended to provide any other factual or disclosure information about us or the other parties to the agreements. Certain agreements contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties have been made solely for the benefit of the other parties to the applicable agreement and:

- should not in all instances be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

- have been qualified by disclosures that were made to the other party in connection with the negotiation of the applicable agreement, which disclosures are not necessarily reflected in the agreement;

- may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

- were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

| Exhibit No. | | Title of Exhibits |
|---|---|---|
| 1.1 | | Form of Equity Distribution Agreement dated May 12, 2023 (incorporated by reference to Exhibit 1.1 to our Current Report on Form 8-K filed on May 12, 2023). |
| 2.1 | | Plan of Conversion dated December 8, 2016 (incorporated by reference to Annex B of Amendment No. 1 to our Registration Statement on Form S-4 filed January 12, 2017 (the "S-4 Registration") (Reg. No. 333-215221). |
| 3.1 | | Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 filed with our Current Report on Form 8-K on March 20, 2017). |
| 3.2 | | By-laws of the Registrant effective as of December 6, 2022 (incorporated by reference to Exhibit 3.2 filed with our Current Report on Form 8-K on December 6, 2022). |
| 4.1 | | Junior Subordinated Supplemental Indenture, dated as of March 15, 2011, between us and the Bank of New York Mellon (incorporated by reference to Exhibit 4.1 filed with our Current Report on Form 8-K on March 18, 2011). |
| 4.2 | | Description of Registrant's Securities Registered Pursuant to Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.2 filed with our Annual Report on Form 10-K for the year ended December 31, 2020). |
| 10.1 | * | Shared Services Agreement, dated as of January 1, 2002, by and among Gould Investors L.P., us, One Liberty Properties, Inc., Majestic Property Management Corp., Majestic Property Affiliates, Inc. and REIT Management Corp. (incorporated by reference to Exhibit 10.2 filed with our Annual Report on Form 10-K for the year ended September 30, 2008). |
| 10.2 | * | Form of Indemnification Agreement between the Registrant on the one hand, and its executive officers and directors, on the other hand (incorporated by reference to Exhibit 10.5 to our Annual Report of Form 10-K for the year ended September 30, 2017). |
| 10.3 | | Membership Interest Purchase Agreement dated as of February 23, 2016 entered into between TRB Newark Assemblage, LLC ("TRB") and TRB Newark TRS, LLC ("TRB REIT" and together with TRB, collectively, the "Seller") and RBH Partners III, LLC, and joined by RBH-TRB Newark Holdings, LLC and GS-RBH Newark Holdings, LLC (incorporated by reference to exhibit 10.2 filed with our Quarterly Report on Form 10-Q for the period ended March 31, 2016). |

| Exhibit No. | Title of Exhibits |
|---|---|
| 10.4 | Amended and Restated Loan Agreement (the "Loan Agreement") made as of November 18, 2021, by and among us and VNB New York, LLC. (incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K on November 18, 2021). |
| 10.5 | Unlimited guaranty given by us in favor of VNB (incorporated by reference to Exhibit 10.2 filed with our Current Report on Form 8-K on November 18, 2021). |
| 10.6 | Form of Pledge Agreement (incorporated by reference to Exhibit 10.3 filed with our Current Report on Form 8-K on November 18, 2021). |
| 10.7 | Form of Negative Pledge Agreement (incorporated by reference to Exhibit 10.4 filed with our Current Report on Form 8-K on November 18, 2021). |
| 10.8 | Letter agreement dated as of November 19, 2021 with respect to the Loan Agreement (incorporated by reference to exhibit 10.14 filed with our Annual Report on Form 10-K for the year ended December 31, 2021). |
| 10.9 | Amendment dated September 14, 2022 to the Loan Agreement (incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K on September 16, 2022). |
| 10.10 | Second amendment dated as of August 22, 2023 to the Amended and Restated Loan Agreement made as of November 18, 2021, as amended, by and between us and VNB New York, LLC. (incorporated by reference to Exhibit 10.1 filed with our Quarterly Report on Form 10-Q for the period ended September 30, 2023). |
| 10.11 | Third amendment dated as of July 9, 2024 to the Amended and Restated Loan Agreement made as of November 18, 2021, as amended, by and between us and VNB New York, LLC (incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K on July 15, 2024). |
| 10.12 | Form of Membership Interest Purchase Agreement used to effectuate the purchase of the interests of our joint venture partners (incorporated by reference to Exhibit 10.1 filed with our Quarterly Report on Form 10-Q for the period ended March 31, 2022). |
| 10.13 * | 2018 Amended and Restated Incentive Plan (incorporated by reference to Exhibit 10.6 filed with our Current Report on Form 8-K on June 15, 2023). |
| 10.14 * | 2020 Amended and Restated Incentive Plan (incorporated by reference to Exhibit 10.8 filed with our Current Report on Form 8-K on June 15, 2023). |
| 10.15 * | 2022 Incentive Plan (incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K on June 10, 2022). |
| 10.16 * | 2024 Incentive Plan (incorporated by reference to Exhibit 10.1 filed with our Current Report on Form 8-K on June 11, 2024). |
| 10.17 * | Form of Restricted Shares Agreement for the 2018 Incentive Plan (incorporated by reference to Exhibit 10.10 filed with our Annual Report on Form 10-K filed December 10, 2018). |
| 10.18 * | Form of Restricted Share Agreement awarded in 2023 pursuant to the 2022 Incentive Plan (incorporated by reference to Exhibit 10.19 filed with our Annual Report on Form 10-K for the year ended December 31, 2022). |
| 10.19 * | Form of Restricted Share Agreement awarded in 2024 pursuant to the 2022 Incentive Plan (incorporated by reference to Exhibit 10.20 filed with our Annual Report on Form 10-K for the year ended December 31, 2023). |
| 10.20 * | Form of Performance Awards Agreement granted in 2021 pursuant to the 2020 Incentive Plan (incorporated by reference to exhibit 10.1 of our Current Report on Form 8-K filed on June 11, 2021) |
| 10.21 * | Form of Performance Awards Agreement granted in 2022 pursuant to the 2022 Incentive Plan (incorporated by reference to Exhibit 10.5 filed with our Quarterly Report on Form 10-Q for the period ended September 30, 2022). |
| 10.22 * | Form of Performance Awards Agreement granted in 2023 pursuant to the 2022 Incentive Plan (incorporated by reference to Exhibit 10.1 filed with our Quarterly Report on Form 10-Q for the period ended June 30, 2023). |
| 10.23 * | Form of Performance Awards Agreement granted in 2024 pursuant to the 2024 Incentive Plan (incorporated by reference to Exhibit 10.2 filed with our Quarterly Report on Form 10-Q for the period ended June 30, 2024). |
| 19.1 | Insider Trading Policy |
| 21.1 | Subsidiaries of the Registrant. |
| 23.1 | Consent of Ernst & Young, LLP. |
| 31.1 | Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (the "Act"). |
| 31.2 | Certification of Senior Vice President—Finance pursuant to Section 302 of the Act. |
| 31.3 | Certification of Chief Financial Officer pursuant to Section 302 of the Act. |
| 32.1 | Certification of Chief Executive Officer pursuant to Section 906 of the Act. |

| 32.2 | Certification of Senior Vice President—Finance pursuant to Section 906 of the Act. |
| 32.3 | Certification of Chief Financial Officer pursuant to Section 906 of the Act. |
| 97.1 | Registrant's Clawback Policy effective October 2, 2023 (incorporated by reference to Exhibit 97.1 filed with our Annual Report on March 14, 2024). |
| 101.INS | The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document. |

_____

\*      Indicates management contract or compensatory plan or arrangement.

(b)    Exhibits.

     See Item 15(a)(3) above. Except as otherwise indicated with respect to a specific exhibit, the file number for all of the exhibits incorporated by reference is: 001-07172.

(c)    Financial Statements.

     See Item 15(a)(2) above.

**Item 16.   Form 10-K Summary**

     Not applicable.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**BRT APARTMENTS CORP.**

Date   March 12, 2025                    By:        /s/ Jeffrey A. Gould
                                                  Jeffrey A. Gould
                                                  *Chief Executive Officer and President*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ Israel Rosenzweig <br> Israel Rosenzweig | Chairman of the Board | March 12, 2025 |
| /s/ Jeffrey A. Gould <br> Jeffrey A. Gould | Chief Executive Officer, President and Director (Principal Executive Officer) | March 12, 2025 |
| /s/ Carol Cicero <br> Carol Cicero | Director | March 12, 2025 |
| /s/ Alan Ginsburg <br> Alan Ginsburg | Director | March 12, 2025 |
| /s/ Fredric H. Gould <br> Fredric H. Gould | Director | March 12, 2025 |
| /s/ Matthew J. Gould <br> Matthew J. Gould | Director | March 12, 2025 |
| /s/ Louis C. Grassi <br> Louis C. Grassi | Director | March 12, 2025 |
| /s/ Gary Hurand <br> Gary Hurand | Director | March 12, 2025 |
| /s/ Jeffrey Rubin <br> Jeffrey Rubin | Director | March 12, 2025 |
| /s/ Jonathan Simon <br> Jonathan Simon | Director | March 12, 2025 |
| /s/ Elie Weiss <br> Elie Weiss | Director | March 12, 2025 |
| /s/ George E. Zweier <br> George E. Zweier | Chief Financial Officer and Vice President (Principal Financial and Accounting Officer) | March 12, 2025 |

**Item 8, Item 15(a)(1) and (2)**

Index to Consolidated Financial Statements and Consolidated Financial Statement Schedules

All other schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or the notes thereto.

## Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of BRT Apartments Corp.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of BRT Apartments Corp. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2024, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matter**

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

## Preferred Equity Investments

<table>
<tr>
<td><em>Description of the Matter</em></td>
<td>At December 31, 2024, the Company accounted for preferred equity investments totaling $17.7 million, net, as loans. As discussed in Notes 1 and 5 to the consolidated financial statements, at the inception of each such investment, the Company determined that the joint ventures in which the Company has the preferred equity investments are variable interest entities ("VIEs"), that the Company is not the primary beneficiary, and that such investments should be accounted for as loans.<br><br>Auditing the Company's accounting for its preferred equity investments was especially challenging because (i) assessing the economic rights and control of the activities of the VIEs that most significantly impact their economic performance to determine the primary beneficiary and (ii) evaluating, among other things, the classification and accounting for the preferred equity investments as loans, are highly judgmental.</td>
</tr>
<tr>
<td><em>How We Addressed the Matter in Our Audit</em></td>
<td>To test the Company's determination that it is not the primary beneficiary of the VIEs as well as its classification and accounting for the preferred equity investments as loans, our procedures included, among others, inspecting the preferred equity agreements, evaluating the judgments used by management to identify the activities of the VIEs that most significantly impact the economic performance of the joint ventures, and assessing the characteristics of the preferred equity investments, specifically the Company's participation in the expected residual profits and the cash equity investments funded by the borrowers.</td>
</tr>
</table>

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020

New York, New York

March 12, 2025

# BRT APARTMENTS CORP.  AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

### (Amounts in thousands, except per share data)

| | December 31, | |
| --- | --- | --- |
| | **2024** | **2023** |
| ASSETS | | |
| Real estate properties, net of accumulated depreciation of $106,425 and $80,499 | $ 615,915 | $ 635,836 |
| Investment in unconsolidated joint ventures | 31,344 | 34,242 |
| Loan receivables, net of deferred fees of $313 and allowance for credit loss of $270 | 17,667 | — |
| Cash and cash equivalents | 27,856 | 23,512 |
| Restricted cash | 3,221 | 632 |
| Other assets | 17,460 | 15,741 |
| Total Assets | $ 713,463 | $ 709,963 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities: | | |
| Mortgages payable, net of deferred costs of  $4,010 and $4,009 | $ 446,471 | $ 422,427 |
| Junior subordinated notes, net of deferred costs of $237 and $257 | 37,163 | 37,143 |
| Credit facility | — | — |
| Accounts payable, accrued and other liabilities | 24,915 | 21,948 |
| Total Liabilities | 508,549 | 481,518 |
| Commitments and contingencies | | |
| Equity: | | |
| BRT Apartments Corp. stockholders' equity: | | |
| Preferred shares $0.01 par value 2,000 shares authorized, none outstanding | — | — |
| Common stock, $0.01 par value, 300,000 shares authorized, | | |
| 17,872 and 17,536 shares issued at December 31, 2024 and 2023 | 179 | 175 |
| Additional paid-in capital | 272,275 | 267,271 |
| Accumulated deficit | (67,485) | (38,986) |
| Total BRT Apartments Corp. stockholders' equity | 204,969 | 228,460 |
| Non-controlling interests | (55) | (15) |
| Total Equity | 204,914 | 228,445 |
| Total Liabilities and Equity | $ 713,463 | $ 709,963 |

See accompanying notes to consolidated financial statements.

# BRT APARTMENTS CORP. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF OPERATIONS

### (Dollars in thousands, except per share data)

| | Year Ended December 31, | |
| | 2024 | 2023 |
|---|---|---|
| Revenues: | | |
| Rental and other revenue from real estate properties | $ 94,773 | $ 93,069 |
| Loan interest and other income | 857 | 548 |
| Total revenues | 95,630 | 93,617 |
| Expenses: | | |
| Real estate operating expenses—including $37 and $34 to related parties | 43,555 | 41,821 |
| Interest expense | 22,596 | 22,161 |
| General and administrative—including $698 and $642 to related party | 15,595 | 15,433 |
| Provision for credit loss | 270 | — |
| Depreciation and amortization | 25,926 | 28,484 |
| Total expenses | 107,942 | 107,899 |
| Total revenues less total expenses | (12,312) | (14,282) |
| Equity in earnings from unconsolidated joint ventures | 1,644 | 2,293 |
| Equity in earnings from sale of unconsolidated joint venture properties | — | 14,744 |
| Gain on sale of real estate | 806 | 604 |
| Casualty loss | — | (323) |
| Insurance recovery of casualty loss | — | 793 |
| Gain on insurance recovery | — | 240 |
| (Loss) income from continuing operations | (9,862) | 4,069 |
| (Benefit) provision for taxes | (226) | 54 |
| (Loss) income from continuing operations, net of taxes | (9,636) | 4,015 |
| Income attributable to non-controlling interests | (155) | (142) |
| Net (loss) income attributable to common stockholders | $ (9,791) | $ 3,873 |
| | | |
| Weighted average number of shares of common stock outstanding: | | |
| Basic | 17,752,226 | 17,918,270 |
| Diluted | 17,752,226 | 17,948,276 |
| | | |
| Per share amounts attributable to common stockholders | | |
| Basic | $ (0.52) | $ 0.16 |
| Diluted | $ (0.52) | $ 0.16 |

See accompanying notes to consolidated financial statements.

**BRT APARTMENTS CORP. AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY**

**Years Ended December 31, 2024 and 2023**

**(Dollars in thousands, except per share data)**

| | Shares of Common Stock | Additional Paid-In Capital | (Accumulated Deficit) | Non-Controlling Interests | Total |
|---|---|---|---|---|---|
| Balances, December 31, 2022 | $ 180 | $ 273,863 | $ (23,955) | $ (18) | $ 250,070 |
| Distributions - Common Stock - $0.98 per share | — | — | (18,904) | — | (18,904) |
| Restricted stock and restricted stock units vesting | 2 | (2) | — | — | — |
| Compensation expense—restricted stock and restricted stock units | — | 4,768 | — | — | 4,768 |
| Distributions to non-controlling interests | — | — | — | (139) | (139) |
| Shares issued through DRIP | — | 3,034 | — | — | 3,034 |
| Shares repurchased | (7) | (14,392) | — | — | (14,399) |
| Net income | — | — | 3,873 | 142 | 4,015 |
| Balances, December 31, 2023 | $ 175 | $ 267,271 | $ (38,986) | $ (15) | $ 228,445 |
| Distributions - Common Stock - $1.00 per share | — | — | (18,708) | — | (18,708) |
| Restricted stock and restricted stock units vesting | 3 | (3) | — | — | — |
| Compensation expense—restricted stock and restricted stock units | — | 4,877 | — | — | 4,877 |
| Distributions to non-controlling interests | — | — | — | (195) | (195) |
| Shares issued through DRIP | 3 | 3,623 | — | — | 3,626 |
| Shares repurchased | (2) | (3,493) | — | — | (3,495) |
| Net (loss) income | — | — | (9,791) | 155 | (9,636) |
| Balances, December 31, 2024 | $ 179 | $ 272,275 | $ (67,485) | $ (55) | $ 204,914 |

See accompanying notes to consolidated financial statements.

# BRT APARTMENTS CORP. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

### (Dollars in Thousands)

| | Year Ended December 31, | |
| | 2024 | 2023 |
| --- | ---: | ---: |
| **Cash flows from operating activities:** | | |
| Net (loss) income | $ (9,636) | $ 4,015 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation and amortization | 25,926 | 28,484 |
| Provision for credit loss | 270 | — |
| Amortization of deferred financing fees | 1,150 | 1,072 |
| Amortization of debt fair value adjustment | 558 | 613 |
| Amortization of deferred loan fee income | (9) | — |
| Amortization of restricted stock and restricted stock units | 4,877 | 4,768 |
| Equity in earnings of unconsolidated joint ventures | (1,644) | (2,293) |
| Equity in earnings on sale of real estate of unconsolidated ventures | — | (14,744) |
| Gain on sale of real estate | (806) | (604) |
| Gain on insurance recovery | — | (240) |
| Increases and decreases from changes in other assets and liabilities: | | |
| Decrease (increase) in other assets | 559 | (787) |
| Increase (decrease) in accounts payable and accrued liabilities | 2,898 | (678) |
| Net cash provided by operating activities | 24,143 | 19,606 |
| **Cash flows from investing activities:** | | |
| Improvements to real estate owned | (6,152) | (9,643) |
| Additions to loan receivables | (18,250) | — |
| Proceeds from the sale of real estate owned | 953 | 711 |
| Distributions from unconsolidated joint ventures | 4,708 | 25,687 |
| Contributions to unconsolidated joint ventures | (166) | (316) |
| Proceeds from insurance recoveries | — | 240 |
| Net cash (used in) provided by investing activities | (18,907) | 16,679 |
| **Cash flows from financing activities:** | | |
| Proceeds from mortgages payable | 27,375 | 21,173 |
| Mortgage principal payments | (3,888) | (3,308) |
| Repayment of credit facility | — | (19,000) |
| Increase in deferred financing costs | (1,216) | (683) |
| Dividends paid | (18,639) | (18,909) |
| Distributions to non-controlling interests | (195) | (139) |
| Proceeds from the issuance of DRP shares | 3,626 | 3,034 |
| Repurchase of shares of common stock | (3,495) | (14,399) |
| Net cash provided by (used in) financing activities | 3,568 | (32,231) |
| Net increase in cash, cash equivalents, restricted cash and escrows: | 8,804 | 4,054 |
| Cash, cash equivalents, restricted cash and escrows at beginning of year | 31,775 | 27,721 |

## BRT APARTMENTS CORP. AND SUBSIDIARIES

## CONSOLIDATED STATEMENTS OF CASH FLOWS

## (Dollars in Thousands)

| | Year Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Cash, cash equivalents, restricted cash and escrows at end of year | $ 40,579 | $ 31,775 |
| Supplemental disclosures of cash flow information: | | |
| Cash paid during the year for interest expense | $ 20,870 | $ 20,433 |
| Cash paid (net of refunds received) during the year for income and excise taxes | $ (439) | $ 689 |

See accompanying notes to consolidated financial statements.

**BRT APARTMENTS CORP. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CASH FLOWS**
**(Dollars in Thousands)**

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated balance sheets that sum to the total of the same such amounts shown in the consolidated statements of cash flows.

| | December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Cash and cash equivalents | $ 27,856 | $ 23,512 |
| Restricted cash | 3,221 | 632 |
| Escrows (Other assets) | 9,502 | $ 7,631 |
| Total cash, cash equivalents, restricted cash and escrows shown in consolidated statement of cash flows | $ 40,579 | $ 31,775 |

## NOTE 1—ORGANIZATION, BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES

### *Organization and Background*

BRT Apartments Corp. ("BRT" or the "Company") owns, operates and, to a lesser extent, develops multi-family properties. These multi-family properties may be wholly owned by us or by unconsolidated joint ventures in which the Company contributes a significant portion of the equity.  At December 31, 2024, BRT: (i) wholly-owns 21 multi-family properties located in eleven states with an aggregate of 5,420 units and a carrying value of $614,235,000; (ii) has ownership interests, through unconsolidated entities, in eight multi-family properties located in four states with an aggregate of 2,527 units, and the carrying value of its net equity investment is $31,258,000; (iii) have investments in joint ventures that own  two multi-family properties which investments are treated for financial statement reporting purposes as loans ("the Preferred Equity Investments"), with a carrying value of $17,667,000, and (iv) owns other assets, through consolidated and unconsolidated subsidiaries, with a carrying value of $1,765,000.  The Company's 29 multi-family properties are located primarily in the Southeast United States and Texas.

BRT conducts its operations to qualify as a real estate investment trust, or REIT, for Federal income tax purposes.

Most of the Company's assets are comprised of multi-family real estate assets generally leased to tenants on a one-year basis.  Therefore, the Company aggregates real estate assets for reporting purposes and operates in one reportable segment.

### *Principles of Consolidation*

The consolidated financial statements include the accounts and operations of the Company and its wholly-owned subsidiaries.

The joint venture that owns a commercial property in Yonkers, NY was determined not to be a variable interest entity ("VIE") but is consolidated because the Company has controlling rights in such entity.

Other than the preferred equity investments (described in the following paragraph), the Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting. For each joint venture, the Company evaluated the rights provided to each party in the venture to assess the consolidation of the venture. All investments in unconsolidated joint ventures have sufficient equity at risk to permit the entity to finance its activities without additional subordinated financial support and, as a group, the holders of the equity at risk have power through voting rights to direct the activities of these ventures. As a result, none of these joint ventures are VIEs. Additionally, the Company does not exercise substantial operating control over these entities, and therefore the entities are not consolidated. These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for their share of equity in earnings, cash contributions and distributions. The distributions to each joint venture partner are determined pursuant to the applicable operating agreement and may not be pro-rata to the percentage equity interest each partner has in the applicable venture.

The joint ventures in which we have the preferred equity investments were determined to be VIE's, as it has been determined that the equity holders lack the ability to direct the activities of the legal entity that most significantly impact the entity's economic performance. It was determined that the Company is not the primary beneficiary as the Company does not have the power to direct the activities of the VIE that most significantly impact the VIE's performance, and therefore these entities are not consolidated.

The Company qualifies as a real estate investment trust under sections 856-860 of the Internal Revenue Code of 1986, as amended. The board of directors may, at its option, elect to revoke or terminate the Company's election to qualify as a real estate investment trust.

The Company will not be subject to federal, and generally state and local taxes on amounts it distributes to stockholders, provided it distributes 90% of its ordinary taxable income and meets other conditions.

**NOTE 1—ORGANIZATION, BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES (continued)**

In accordance with Accounting Standards Codification ("ASC") Topic 740 - "Income Taxes", the Company believes that it has appropriate support for the income tax positions taken and, as such, does not have any uncertain tax positions that, if successfully challenged, could result in a material impact on the Company's financial position or results of operations. The Company's income tax returns for the tax years 2021 through 2023 are subject to review by the Internal Revenue Service.

*Revenue Recognition*

Rental revenue from multi-family properties is recorded when due from residents and is recognized monthly as it is earned. Rental payments are due in advance. Lease concessions are generally reported on a straight line basis over the lease term. Leases on residential properties are generally for terms that do not exceed one year.

Rental revenue from commercial properties, including the base rent that each tenant is required to pay in accordance with the terms of their respective leases, net of any rent concessions and lease incentives, is reported on a straight-line basis over the non-cancellable term of the lease.

Current Returns (as defined in Note 5- Loan receivables) from our preferred equity investments are recorded as interest income when it is earned from the sponsor of the joint venture and Hurdle Returns ( as defined in Note 5- Loan Receivable) are recorded as interest income when it is probable that it will be received. Deferred loan fees are capitalized and recorded into income over the life of the investment.

*Real Estate Properties*

Real estate properties are stated at cost, net of accumulated depreciation, and include properties acquired through acquisition or development.

When the Company purchases real estate assets from third-parties, the Company allocates the purchase price of real estate, including direct transaction costs applicable to an asset acquisition, among land, building, improvements and intangibles (*e.g.*, the value of above, below and at market leases, and origination costs associated with in-place leases and above or below-market mortgages assumed at the acquisition date). The value, as determined, is allocated to the gross assets acquired based on management's determination of the relative fair values of these assets and liabilities.

Depreciation for multi-family properties is computed on a straight-line basis over an estimated useful life of 30 years. Intangible assets (and liabilities) are amortized over the remaining life of the related leases at the time of acquisition and is usually less than one year. Expenditures for maintenance and repairs are charged to operations as incurred.

Real estate is classified as held for sale when management has determined that the applicable criteria have been met. Real estate assets that are expected to be disposed of are valued at the lower of their carrying amount or their fair value less costs to sell on an individual asset basis. Real estate classified as held for sale is not depreciated.

The Company accounts for the sale of real estate when title passes to the buyer, sufficient equity payments have been received, there is no continuing involvement by the Company and there is reasonable assurance that the remaining receivable, if any, will be collected.

*Real Estate Asset Impairments*

The Company reviews each real estate asset owned quarterly to determine if there are indicators of impairment. If such indicators are present, the Company determines whether the carrying amount of the asset can be recovered. Recognition of impairment is required if the undiscounted cash flows estimated to be generated by the asset are less than the asset's carrying amount and that carrying amount exceeds the estimated fair value of the asset. The impairment recognized is the difference between the carrying value and the fair value. The estimated fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the property. The analysis includes an estimate of the future cash flows that are expected to result from the real estate investment's use and eventual disposition. These cash flows consider factors such as expected future operating income, trends, the effects of leasing demands, and other factors. In evaluating a property for

**NOTE 1—ORGANIZATION, BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES (continued)**

impairment, various factors are considered, including estimated current and expected operating cash flow from the property during the projected holding period, costs necessary to extend the life or improve the asset, expected capitalization rates, projected stabilized net operating income, selling costs, and the ability to hold and dispose of such real estate in the ordinary course of business. Valuation adjustments may be necessary in the event that effective interest rates, rent-up periods, future economic conditions, and other relevant factors vary significantly from those assumed in valuing the property. If future evaluations result in a decrease in the value of the property below its carrying value, the reduction will be recognized as an impairment charge. The fair values related to the impaired real estate assets are considered to be a level 3 valuation within the fair value hierarchy because they are based on unobservable inputs and are subjective in nature.

For investment in real estate ventures, if indicators of impairment are present, the Company determines if the fair value of the investment is less than its carrying value. Fair value is determined using a discounted cash flow model of the expected future cash flows through the useful life of the asset. The fair values related to the impaired investments in real estate ventures are considered to be a level 3 valuation within the fair value hierarchy.

*Loan receivables*

Loan receivables represent preferred equity investments that were funded by the Company with the intent and ability to hold to maturity or payoff. At the inception of each investment we determine whether such investment should be accounted for as a loan, equity interest or real estate. We have determined that all such investments are properly accounted for and reported as loans. Loans receivable are held for investment and may be subordinate to other senior loans. Loans receivable are reported at their unpaid principal balance, net of any deferred loan costs, and allowance for current expected credit losses ("CECL"). Unamortized premiums, discounts or deferred loans costs are deferred and amortized over the estimated life of the loan using the effective interest method and recognized in "Loan interest and other income" in the Company's Consolidated Statement of Operations. The Company monitors the credit quality of its loans receivable on an ongoing basis and considers indicators of credit quality such as loan payment activity, the estimated fair value of the related property, the seniority of the Company's loan in relation to other debt and the prospects of the borrower. Given the small number of loans outstanding, the Company believes the characteristics of these receivables are not sufficiently similar to allow an evaluation as a group for CECL allowance. As such, all of the Company's loans are evaluated individually for this purpose. The Company evaluates the collectability of both principal and interest based upon an assessment of the underlying value of the investment to determine whether these receivables are impaired.

In accordance with accounting guidance, the Company it treating its preferred equity investments as loans. Despite participating in the expected residual profit, each borrower*(i.e.,* the sponsor/owner of the multi-family property in which the Company made a preferred equity investment) has a cash equity investment substantial to the project that are not funded by the mortgage lender. As such these arrangements are accounted for as loan receivables.

*Allowance for Credit Losses on Loan Receivables*

The CECL reserve required under ASU 2016-13 "Financial Instruments – Credit Losses – Measurement of Credit Losses on Financial Instruments (Topic 326)" ("ASU 2016-13"), reflects the Company's estimate as of the balance sheet date of potential credit losses related to its loan portfolio. Changes to the CECL reserve are recognized through a provision for or reversal of current expected credit loss reserve on the Company's consolidated statements of operations. ASU 2016-13 specifies the reserve should be based on relevant information about past events, including historical loss experience, current loan portfolio, market conditions and reasonable and supportable macroeconomic forecasts for the duration of each loan. The Company has elected to apply the practical expediant to exclude accrued interest receivable from the amortized cost basis of the receivables.

The Company considers key credit quality indicators in underwriting loans and estimating credit losses, including: the capitalization of borrowers and sponsors; the expertise of the sponsors in a particular real estate sector and geographic market; collateral type; geographic region; use and occupancy of the property; property market value; loan amount and lien position; industry risk rating for the same and similar loans; and prior experience with the sponsor. Such analyses are completed and reviewed by asset management personnel and evaluated by senior management on at least a quarterly basis, utilizing various

## NOTE 1—ORGANIZATION, BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES (continued)

data sources, including, to the extent available, (i) periodic financial data such as property occupancy, rental rates, capitalization and discount rates, (ii) site inspections, (iii) sales and financing comparables, (iv) current credit spreads for refinancing and (v) other relevant market data. Ultimate repayment of our Preferred Loan Interests is sensitive to interest rate changes, general economic conditions, liquidity, existence of an active sales market for properties, and availability of replacement financing.

Adjustments to the allowance are recorded on the Company's Consolidated Statements of Operations as "Provision for credit loss". If the Company has determined that a loan or a portion of the loan is uncollectable, it will write off the uncollectable portion of the loan through an adjustment to its CECL allowance based on the net present value of expected future cash flows. Write-offs are recorded in the period in which the loan balance is deemed uncollectible based on management's judgment.

### *Equity Based Compensation*

Compensation expense for grants of restricted stock, restricted stock units ("RSUs") and dividend equivalent rights are amortized over the vesting period of such awards, based upon the estimated fair value of such award at the grant date. The Company recognizes the effect of forfeitures when they occur and previously recognized compensation expense is reversed in the period the grant or unit is forfeited. The deferred compensation related to the performance based RSUs to be recognized as expense is net of certain performance assumptions which are re-evaluated quarterly. For accounting purposes, the shares of restricted stock and the RSUs are not included in the outstanding shares shown on the consolidated balance sheets until they vest; however, the restricted stock is included in the calculation of basic and diluted earnings per share as it participates in the earnings of the Company.

### *Per Share Data*

Basic earnings (loss) per share is determined by dividing net income (loss) applicable to holders of common stock for the applicable year by the weighted average number of shares of common stock outstanding during such year. Net income is also allocated to the unvested restricted stock outstanding during each period, as the restricted stock is entitled to receive dividends and is therefore considered a participating security. The RSUs are excluded from the basic earnings per share calculation, as they are not participating securities.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue shares of common stock were exercised or converted into shares of common stock or resulted in the issuance of shares of common stock that share in the earnings of the Company. Diluted earnings per share is determined by dividing net income applicable to common stockholders for the applicable period by the weighted average number of shares of common stock deemed to be outstanding during such period.

In calculating diluted earnings per share, the Company includes only those shares underlying the RSUs that it anticipates will vest based on management's estimates which are evaluated quarterly. The Company excludes any shares underlying the RSUs from such calculation if their effect would have been anti-dilutive.

### *Cash Equivalents*

Cash equivalents consist of highly liquid investments; primarily, direct United States treasury obligations with maturities of three months or less when purchased.

### *Restricted Cash*

Restricted cash consists of cash held for construction costs and property improvements for specific joint venture properties as may be required by contractual arrangements

### *Segment Reporting*

On January 1, 2024, the Company adopted the FASB ASU No. 2023-07, *Segment Reporting – Improvements to Reportable Segments Disclosures*, as amended, which enhances disclosures of significant segment expenses regularly provided to the chief operating decision maker.

**NOTE 1—ORGANIZATION, BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES (continued)**

Substantially all of the Company's real estate assets, at acquisition, are comprised of real estate owned that is leased to tenants on a short-term basis. Therefore, the Company aggregates real estate assets for reporting purposes and operates in one reportable segment.

The Company's Chief Operating Decision Maker ("CODM") is its Chief Executive Officer.  As the Company operates in one reportable segment, the CODM is provided financial reports which include (i) a consolidated and property level income statements (detailing total revenues, total real estate operating expenses and net income). These financial reports assist the CODM in assessing the Company's financial performance and in allocating resources appropriately.

**Other Assets**

Other assets consist of real estate tax , insurance and replacement escrows (all of the foregoing classified as restricted cash within the consolidated statement of cash flows), lease intangibles, tenant receivables, prepaid expenses  and other receivables.

**Deferred Costs**

Fees and costs incurred in connection with multi-family property financings are deferred and amortized over the term of the related debt obligations. Fees and costs paid related to the successful negotiation of commercial leases are deferred and amortized on a straight-line basis over the terms of the respective leases and are included in other assets on the consolidated balance sheets.

**Use of Estimates**

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

**NOTE 2—REAL ESTATE PROPERTIES**

Real estate properties consist of the following (dollars in thousands):

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2024** | | **2023** | |
| Land | $ | 74,246 | $ | 74,246 |
| Building | | 616,979 | | 616,979 |
| Building improvements | | 31,115 | | 25,110 |
| Real estate properties | | 722,340 | | 716,335 |
| Accumulated depreciation | | (106,425) | | (80,499) |
| Total real estate properties, net | $ | 615,915 | $ | 635,836 |

A summary of activity in real estate properties, net, for the year ended December 31, 2024 follows (dollars in thousands):

| | December 31, 2023 Balance | | Improvements | | Depreciation | | Asset Sale | | December 31, 2024 Balance | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| Multi-family | $ | 634,045 | $ | 6,005 | $ | (25,815) | $ | — | $ | 614,235 |
| Retail shopping center - Yonkers, NY/Other | | 1,791 | | 147 | | (111) | | (147) | | 1,680 |
| Total real estate properties | $ | 635,836 | $ | 6,152 | $ | (25,926) | $ | (147) | $ | 615,915 |

**NOTE 2—REAL ESTATE PROPERTIES (continued)**

The following summarizes, by state, information for the year ended December 31, 2024 regarding consolidated properties (dollars in thousands):

| Location | Number of Properties | Number of Units | 2024 Rental and Other Revenue | % of 2024 Rental and Other Revenue |
|---|---|---|---|---|
| Tennessee | 2 | 702 | $ 14,048 | 15 % |
| Mississippi | 2 | 776 | 12,648 | 13 % |
| Alabama | 3 | 740 | 11,391 | 12 % |
| Georgia | 3 | 688 | 10,610 | 11 % |
| Florida | 2 | 518 | 9,458 | 10 % |
| Texas | 3 | 600 | 9,342 | 10 % |
| South Carolina | 2 | 474 | 8,813 | 9 % |
| Virginia | 1 | 220 | 4,868 | 5 % |
| North Carolina | 1 | 264 | 4,295 | 5 % |
| Ohio | 1 | 264 | 3,935 | 4 % |
| Missouri | 1 | 174 | 3,770 | 4 % |
| Other (a) | — | — | 1,595 | 2 % |
| | 21 | 5,420 | $ 94,773 | |

_____

(a) Represents non-multi-family revenues.

Future minimum rentals to be received pursuant to non-cancellable operating leases with terms in excess of one year, from a commercial property owned by the Company at December 31, 2024, are as follows (dollars in thousands):

| Year Ending December 31, | Amount |
|---|---|
| 2025 | $ 1,319 |
| 2026 | 1,319 |
| 2027 | 1,319 |
| 2028 | 887 |
| 2029 | 704 |
| Thereafter | 4,132 |
| Total | $ 9,680 |

Leases at the Company's multi-family properties are generally for a term of one year or less and are not reflected in this table.

**NOTE 3—ACQUISITIONS AND DISPOSITIONS**

*Property Dispositions*

During the year ended December 31, 2024, the Company sold a cooperative apartment unit located in New York, NY for a sales price of $1,050,000 and, after closing costs, recognized a gain of $806,000 on the sale.

During the year ended December 31, 2023, the Company sold a cooperative apartment unit located in New York, NY for a sales price of $785,000 and, after closing costs, recognized a gain of $604,000 on the sale.

## NOTE 4—RESTRICTED CASH

The restricted cash reflected on the consolidated balance sheets represents funds held by the Company specifically allocated for capital improvements at properties where we have a preferred equity investment; such funds are not generally available for general corporate purposes.

## NOTE 5—LOANS

The Company made preferred equity investments in two separate joint ventures which in turn acquired multifamily properties in the locations identified below. In accordance with GAAP, these investments are treated as loans. These investments are unsecured and are subordinate, including the payment of the returns thereon, to the mortgage debt encumbering the property acquired by the applicable joint venture. Information as to these investments at December 31, 2024 is summarized below (dollars and thousands):

| Location | Investment Date | Annual Return | Current Return | Hurdle Return | Invested Amount | Redemption Date | Deferred fees |
|---|---|---|---|---|---|---|---|
| Wilmington, NC | October 2024 | 13 % | 6.00 % | 7.00 % | $ 7,000 | November 2031 | $ 135 |
| Kennesaw, GA | November 2024 | 13 % | 6.50 % | 6.50 % | 11,250 | June 2029 | 178 |
| | | | | | $ 18,250 | | $ 313 |

These investments provide for (1) an Annual Return ( as set forth in the table above) to the Company, of which the Current Return ( as set forth in the table above) is payable monthly to the extent of remaining cash flow, if any, parri passu or after the sponsor's receipt of its management fees and specified returns on its investment and (2) the total amount invested by the Company, including any unpaid portion of the Current Return and the Hurdle Return, to be payable to the Company, prior to any payments to the sponsor, upon the earlier to occur of certain events (*e.g.,* sale of the property or the refinancing of the mortgage underlying the property) and the redemption date specified above. The Current Return is recorded as interest income when it is due from the sponsor and the Hurdle Return is recognized as interest income when it is received. The Company's exposure to loss is limited to its original Invested Amount (as set forth in the table above).

The following table provides the net carrying value of our loans as of December 31, 2024 (dollars in thousands);

| | December 31, 2024 |
|---|---|
| Unpaid principal balance | $ 18,250 |
| less: allowance for credit loss | (270) |
| less: deferred loan fees | (313) |
| Net carrying value | $ 17,667 |

We recorded $206,000 of interest income (including loan fee amortization of $9,000) related to these loans in the year ended December 31, 2024. As of December 31, 2024, these loans were current in their payment of the Current Return.

## NOTE 6—ALLOWANCE FOR CREDIT LOSS

Changes in the Company's allowance for credit loss were as follows for the year ended December 31, 2024 (in thousands):

|  | December 31, 2024 |
|---|---|
| CECL allowance at beginning of year | $ — |
| Provision for credit loss | 270 |
| Write-offs | — |
| Balance at end of year | $ 270 |

There was no CECL allowance for the year ended December 31, 2023.

## NOTE 7—LEASES

*Lessor Accounting*

The Company owns a commercial property which is leased to two tenants under operating leases with current expirations ranging from 2028 to 2035, with options to extend or terminate the leases. Revenues from such leases are reported as rental income, net, and are comprised of (i) lease components, which includes fixed lease payments and (ii) non-lease components, which includes reimbursements of property level operating expenses.  The Company does not separate non-lease components from the related lease components as the timing and pattern of transfer are the same, and accounts for the combined component in accordance with ASC 842.

*Lessee Accounting*

The Company is a lessee under a ground lease in Yonkers, NY which is classified as an operating lease. The ground lease is scheduled to expire on June 30, 2045.  There are no renewal options.  As of December 31, 2024, the remaining lease term is 20.5 years.

The Company is a lessee under a corporate office lease in Great Neck, NY, which is classified as an operating lease. The lease expires on December 31, 2031 and provides a five-year renewal option.  As of December 31, 2024, the remaining lease term, including renewal options deemed exercised, is 12.0 years.

As of December 31, 2024, the Company's right-of-use ("ROU") assets and lease liabilities were $2,003,000 and $2,167,000, respectively and as of December 31, 2023, the Company's ROU assets and lease liabilities were $2,183,000 and $2,318,000, respectively.  The ROU assets and lease liabilities are reported on the consolidated balance sheets in Other assets and Accounts payable and accrued liabilities, respectively.

The discount rate applied to measure each ROU asset and lease liability is based on the Company's incremental borrowing rate ("IBR").  The Company considers the general economic environment and its historical borrowing rate activity and factors in various financing and asset specific adjustments to ensure the IBR is appropriate to the intended use of the underlying lease.

As the Company did not elect to apply the hindsight practical expedient, lease term assumptions determined under ASC 840 were carried forward and applied in calculating the lease liabilities recorded under ASC 842.

## NOTE 7—LEASES continued)

As of December 31, 2024, the minimum future lease payments related to the operating ground and office leases are as follows (dollars in thousands):

| Year Ending December 31, | | Amount |
|---|---|---|
| 2025 | $ | 251 |
| 2026 | | 257 |
| 2027 | | 262 |
| 2028 | | 267 |
| 2029 | | 274 |
| Thereafter | | 2,701 |
| Total undiscounted cash flows | $ | 4,012 |
| Present value discount | | (1,845) |
| Lease liability | $ | 2,167 |

## NOTE 8—INVESTMENT IN UNCONSOLIDATED VENTURES

At December 31, 2024 and 2023, the Company owned interests in unconsolidated joint ventures (the "Unconsolidated Properties")  that owns  multi-family properties (including Stono Oaks that was in lease-up at December 31, 2024 and that was a development project at December 31, 2023).  The condensed balance sheets below presents information regarding such investments (other than the preferred equity investments) (dollars in thousands):

| | | December 31, | | |
|---|---|---|---|---|
| | | **2024** | | **2023** |
| **ASSETS** | | | | |
| Real estate properties, net of accumulated depreciation of $81,843 and $69,970 | $ | 318,594 | $ | 275,874 |
| Cash and cash equivalents | | 5,549 | | 6,447 |
| Other Assets (1) | | 5,567 | | 54,715 |
| Total Assets | $ | 329,710 | $ | 337,036 |
| | | | | |
| **LIABILITIES AND EQUITY** | | | | |
| Liabilities: | | | | |
| Mortgages payable, net of deferred costs of $837 and $1,135 | $ | 251,112 | $ | 246,966 |
| Accounts payable and accrued liabilities | | 5,148 | | 8,751 |
| Total Liabilities | | 256,260 | | 255,717 |
| Commitments and contingencies | | | | |
| Equity: | | | | |
| Total unconsolidated joint venture equity | | 73,450 | | 81,319 |
| Total Liabilities and Equity | $ | 329,710 | $ | 337,036 |
| | | | | |
| Company equity interest in all joint venture equity | $ | 31,344 | $ | 34,242 |

(1) Includes work-in-process at December 31, 2023 of approximately $46,509,  related to Stono Oaks.

**NOTE 8—INVESTMENT IN UNCONSOLIDATED VENTURES (continued)**

The condensed income statements below presents information regarding the Unconsolidated Properties (dollars in thousands):

|  | Year Ended December 31, | |
|---|---|---|
|  | **2024** | **2023** |
| Revenues: | | |
| Rental and other revenue | $ 45,182 | $ 44,785 |
| Total revenues | 45,182 | 44,785 |
| | | |
| Expenses: | | |
| Real estate operating expenses | 21,840 | 20,577 |
| Interest expense | 11,357 | 9,268 |
| Depreciation | 11,873 | 10,403 |
| Total expenses | 45,070 | 40,248 |
| Total revenues less total expenses | 112 | 4,537 |
| Other equity earnings | 235 | 126 |
| Gain on insurance recoveries | — | 65 |
| Gain on sale of real estate properties | — | 38,418 |
| Loss on extinguishment of debt | — | (561) |
| Net income from joint ventures | $ 347 | $ 42,585 |
| | | |
| BRT equity in earnings and equity in earnings from sale of unconsolidated joint venture properties | $ 1,644 | $ 17,037 |

*Dispositions of Properties*

The table below provides information regarding the disposition of real estate properties by unconsolidated joint ventures in the year ended December 31, 2023 (dollars in thousands):

| Location | Sale Date | Number of Units | Sale Price | Gain on Sale | BRT Share of Gain on Sale | BRT Share of Loss of Extinguishment on Debt |
|---|---|---|---|---|---|---|
| Chatham Court and Reflections - Dallas, TX | 5/12/2023 | 494 | $ 73,000 | $ 38,418 | $ 14,744 | $ 212 |

## NOTE 9—DEBT OBLIGATIONS

Debt obligations consist of the following (dollars in thousands):

| | December 31, | | | |
|---|---|---|---|---|
| | **2024** | | **2023** | |
| Mortgages payable | $ | 450,481 | $ | 426,436 |
| Junior subordinated notes | | 37,400 | | 37,400 |
| Credit facility | | — | | — |
| Deferred loan costs (1) | | (4,247) | | (4,266) |
| Total debt obligations | $ | 483,634 | $ | 459,570 |

───────────────────

(1) Excludes $374 and $289 at December 31, 2024 and 2023, respectively, of deferred fees related to our credit facility which is reflected in Other Assets.

A summary of activity in property debt, net of deferred loan fees, for the year ended December 31, 2024 is as follows (dollars in thousands):

| | | |
|---|---|---|
| Balance at December 31, 2023 | $ | 422,427 |
| New mortgage | | 27,375 |
| Amortization of fair value adjustment | | 558 |
| Principal amortization | | (3,888) |
| Changes in deferred fees | | (1) |
| Balance at December 31, 2024 | $ | 446,471 |

At December 31, 2024, $450,481,000 of mortgage debt, all of which is fixed rate, with a weighted average interest rate of 4.09% and a weighted average remaining term to maturity of 6.1 years, is outstanding on 19 of the Company's multi-family properties. Scheduled principal repayments for the periods indicated are as follows (dollars in thousands):

| Year Ending December 31, | | Scheduled Principal Payments |
|---|---|---|
| 2025 | $ | 19,860 |
| 2026 | | 74,622 |
| 2027 | | 46,190 |
| 2028 | | 40,697 |
| 2029 | | 56,272 |
| Thereafter | | 212,840 |
| | $ | 450,481 |

**NOTE 9—DEBT OBLIGATIONS (continued)**

The unamortized balance of acquisition related mortgage intangibles, which is included in mortgages payable in the consolidated balance sheet, was $829 at December 31, 2024 and will be amortized as follows (dollars in thousands):

| Year Ending December 31, | | Amount |
|---|---|---|
| 2025 | $ | 501 |
| 2026 | | 214 |
| 2027 | | (28) |
| 2028 | | — |
| 2029 | | 127 |
| Thereafter | | 15 |
| Total | $ | 829 |

On August 22, 2024, the Company obtained mortgage debt of $27,375,000 on its Woodland Trails - LaGrange, GA multi-family property; such mortgage debt matures in September 2031, bears an interest rate of 5.22% and is interest only for the term of the mortgage.

On February 24, 2023, the Company obtained mortgage debt of $21,173,000 on its Silvana Oaks - North Charleston, SC multi-family property; such mortgage debt matures in March 2033, bears an interest rate of 4.45% and is interest only for the term of the mortgage.

Interest expense for the years ended December 31, 2024 and 2023, which includes amortization of deferred loans fees and fair value adjustments, was $19,372,000 and $18,819,000 respectively.

*Credit Facility*

On July 9, 2024, the Company's credit facility, with an affiliate of Valley National Bank ("VNB"), was amended to, among other things, reduce the borrowing capacity from $60,000,000 to $40,000,000, extend the facility's maturity from September 2025 to September 2027 and revise certain financial and other covenants. The facility allows the Company to borrow, subject to compliance with borrowing base requirements and other conditions, up to $40,000,000. The facility can be used to facilitate the acquisition of multi-family properties, repay mortgage debt secured by multi family properties and for operating expense (*i.e.,*working capital (including dividend payments)); provided that no more than $25,000,000 may be used for operating expenses. The facility is secured by the cash available at VNB and the Company's pledge of the interests in the entities that own the properties, and matures in September 2027.

The interest rate on the credit facility, which adjusts monthly and is subject to a floor of 6.00%, equals one-month term SOFR plus 250 basis points. The interest rate in effect as of December 31, 2024 and February 28, 2025 was 6.96% and 6.83%, respectively. There is an unused facility fee of 0.25% per annum on the total amount committed by VNB and unused by the Company. At December 31, 2024, the Company is in compliance in all material respects with its obligations under the facility.

At December 31, 2024, and February 28, 2025, there was no outstanding balance on the facility and $40,000,000 was available to be borrowed. At December 31, 2023, there was no outstanding balance of on the facility. There was no average balance outstanding on the facility for 2024 and for 2023 it was $2,811,000. Interest expense for the years ended December 31, 2024 and 2023, which includes amortization of deferred financing costs and unused fees, was $365,000 and $574,000, respectively. Deferred costs of $374,000 and $289,000 are recorded in Other Assets on the consolidated balance sheets at December 31, 2024 and 2023, respectively.

*Junior Subordinated Notes*

At December 31, 2024 and 2023, the outstanding principal balance of the Company's junior subordinated notes was $37,400,000, before deferred financing costs of $237,000 and $257,000, respectively. The interest rate on the outstanding balance resets quarterly and is based on three month term SOFR + 2.26%. The rate in effect at December 31, 2024 and 2023 was 6.85% and 7.65%, respectively. The notes mature April 30, 2036.

**NOTE 9—DEBT OBLIGATIONS (continued)**

The notes require interest only payments through the maturity date, at which time repayment of all outstanding principal and unpaid interest is due.  Interest expense for the years ended December 31, 2024 and 2023, which includes amortization of deferred costs, was $2,859,000 and $2,768,000, respectively.

**NOTE 10—INCOME TAXES**

The Company elected to be taxed as a REIT pursuant to the Code. As a REIT, the Company is generally not subject to Federal income taxes at the corporate level if it distributes 100% of its REIT taxable income, as defined, to its stockholders. To maintain its REIT status, the Company must distribute at least 90% of its ordinary taxable income; however, if it does not distribute 100% of its taxable income, it will be taxed on undistributed income. There are a number of organizational and operational requirements the Company must meet to remain a REIT. If the Company fails to qualify as a REIT in any taxable year, its taxable income will be subject to Federal income tax at regular corporate tax rates and it may not be able to qualify as a REIT for four subsequent tax years. Even if it is qualified as a REIT, the Company is subject to certain state and local income taxes and to Federal income and excise taxes on undistributed taxable income. For income tax purposes, the Company reports on a calendar year basis. As of December 31, 2024, tax returns for the calendar years 2021 through 2023 remain subject to examination by the Internal Revenue Service and various state and local tax jurisdictions.

During the years ended December 31, 2024 and 2023, the Company recorded $(226,000) and $54,000, respectively, of state franchise tax (benefit) expense, net of refunds, relating to the 2024 and 2023 calendar years.

Earnings and profits, which determine the taxability of dividends to stockholders, differs from net income reported for financial statement purposes due to various items, including timing differences related to impairment charges, depreciation methods and carrying values.

**NOTE 11—STOCKHOLDERS' EQUITY**

***Common Stock Dividend Distribution***

During the years ended December 31, 2024 and 2023, the Company declared an aggregate of $1.00 and $1.00 per share in cash dividends, respectively.

***Stock Based Compensation***

In 2024, the Company's stockholders approved the 2024 Incentive Plan (the "2024 Plan"). This plan permits the Company to grant: (i) stock options, restricted stock, restricted stock units, performance shares awards and any one or more of the foregoing, for up to a maximum of 1,000,000 shares; and (ii) cash settled dividend equivalent rights in tandem with the grant of restricted stock units and certain performance based awards. As of December 31, 2024, 798,175 shares are available for issuance pursuant to awards under the 2024 Plan. Awards to acquire 600,837 shares of common stock are outstanding under the 2024 Plan, the 2022 Incentive Plan (the "2022 Plan"), the 2020 Amended and Restated Incentive Plan (the "2020 Plan"), and the 2018 Amended and Restated Incentive Plan (the "2018 Plan; and together with the 2020 Plan and the 2022 Plan, the "Prior Plans").  No further awards may be granted pursuant to the Prior Plans.

The table below reflects activity under the 2024 Plan and the Prior Plans:

| *Incentive Plan* | 2024 Plan | 2022 Plan | 2020 Plan | 2018 Plan |
|---|---|---|---|---|
| Maximum shares | 1,000,000 | 1,000,000 | 1,000,000 | 600,000 |
| Restricted shares issued | — | (330,353) | (475,747) | (459,495) |
| RSUs issued | (215,325) | (427,459) | (210,375) | — |
| Restricted shares  and RSUs forfeited | 13,500 | 39,282 | 4,863 | 1,000 |
| Expired shares | — | (281,470) | (318,741) | (141,505) |
| Remaining shares available to be issued | 798,175 (1) | — | — | — |

(1) Excludes 165,408 restricted shares issued in January 2025.

**NOTE 11—STOCKHOLDERS' EQUITY (continued)**

*Restricted Stock*

In January 2024 and January 2023, the Company granted shares of restricted stock pursuant to the 2022 Plan and 2020 Plan, respectively. The shares of restricted stock generally vest five years from the date of grant and under specified circumstances, including a change in control, may vest earlier. For financial statement purposes, the restricted stock is not included in the outstanding shares shown on the consolidated balance sheets until they vest, but are included in the basic and diluted earnings per share computation. The weighted average remaining vesting period of the outstanding restricted stock is 1.95 years. Subsequent to December 31, 2024, the Company granted 165,408 stock of restricted stock pursuant to the 2024 Plan.

The tables below presents information regarding the changes in the number of shares of restricted stock outstanding under the Company's equity incentive plans, compensation expense and unearned compensation for the periods indicated (dollars in thousands):

| | Year Ended December 31, | |
|---|---|---|
| *Restricted Stock Grants:* | **2024** | **2023** |
| Unvested at beginning of the year | 951,839 | 934,092 |
| Grants | 166,439 | 163,914 |
| Forfeitures | (12,825) | (1,670) |
| Vested during the year | (194,524) | (144,497) |
| Unvested at the end of the year | 910,929 | 951,839 |
| | | |
| Amounts charged to compensation expense | $ 3,674 | $ 3,360 |
| Unearned compensation at period end | $ 6,660 | $ 7,484 |

*Restricted Stock Units*

In July 2024 and June 2023, the Company, pursuant to the 2024 Plan and the 2022 Plan, respectively, issued restricted stock units (the "RSUs") to acquire shares of common stock. The RSUs granted entitle the recipients, subject to continued service during the applicable performance period, to (i) shares of common stock, (the "TSR Award"), based on achieving, during the three-year performance period (the "Measurement Period"), specified levels in compounded annual growth rate ("CAGR") in total stockholder return ("TSR"), and (ii) shares of common stock based on achieving, during the Measurement Period, specified levels in CAGR in adjusted funds from operations (the "AFFO Award"), in each case as determined pursuant to the award agreement. In addition, with respect to each of the RSUs granted in 2024 and 2023, additional shares (the "Peer Group Adjustment") may be added to or subtracted from the TSR Award based on attaining or failing to attain, as the case may be, during the Measurement Period, of specified levels of CAGR in TSR in comparison to the REITs that comprise, with specified exceptions, the FTSE NAREIT Equity Apartment Index.

The RSU recipients also received dividend equivalent rights entitling them to an amount equal to cash dividends they would have received with respect to the shares of common stock underlying their RSUs as if the underlying shares were outstanding during the Measurement Period, if, when, and to the extent, the related RSUs vest. The shares underlying the RSUs are not participating securities but are contingently issuable shares.

## NOTE 11—STOCKHOLDERS' EQUITY (continued)

The tables below presents activity and changes in the number of RSUs under the Company's equity incentive plans, compensation expense and unearned compensation for the periods indicated (dollars in thousands):

|  | Year Ended December 31, | |
|  | 2024 | 2023 |
| --- | ---: | ---: |
| *RSUs:* | | |
| Unvested units at beginning of year | 634,490 | 420,739 |
| | | |
| Grants - TSR Awards | 95,700 | 95,550 |
| Grants - TSR Peer group adjustment | 23,925 | 23,890 |
| Grants - AFFO Awards | 95,700 | 95,550 |
| Total RSUs granted in applicable year | 215,325 | 214,990 |
| | | |
| Vested | (123,384) | — |
| Forfeitures | (39,656) | (1,239) |
| Expired | (85,938) | — |
| Total unvested RSUs at end of year | 600,837 | 634,490 |
| | | |
| Amounts charged to compensation expense | $ 1,203 | $ 1,408 |
| Unearned compensation at period end | $ 1,692 | $ 1,999 |

For the TSR Awards, a third party appraiser prepared a Monte Carlo simulation pricing model to assist management in determining fair value. The Monte Carlo valuation consisted of computing the grant date fair value of the awards using the Company's simulated stock price. For these TSR awards, the per unit of share fair value was estimated using the following assumptions:

| Award Year | Expected Life ( yrs) | Dividend Rate | Risk-Free Interest Rate | | | Expected Price Volatility | | |
| :---: | :---: | :---: | :---: | :---: | :---: | :---: | :---: | :---: |
| 2024 | 3 | 5.38% | 4.26% | to | 5.17% | 29.84% | to | 31.70% |
| 2023 | 3 | 5.08% | 4.42% | to | 5.28% | 28.99% | to | 37.97% |

For the AFFO Awards granted, fair value is based on the market value on the date of grant. Expense is not recognized on RSUs which the Company does not expect to vest because the performance conditions are not expected to be satisfied. Performance assumptions are re-evaluated quarterly.The total amount recorded at the grant date as deferred compensation with respect to the AFFO awards granted in 2024 and 2023 was $1,132,000 and $1,879,000 respectively.

The following table reflects the compensation expense recorded for all equity incentive plans (dollars in thousands):

|  | Year Ended December 31, | |
|  | 2024 | 2023 |
| --- | ---: | ---: |
| Restricted stock | $ 3,674 | $ 3,360 |
| RSUs | 1,203 | 1,408 |
| Total compensation | $ 4,877 | $ 4,768 |

**NOTE 11—STOCKHOLDERS' EQUITY (continued)**

***Earnings Per Share***

The following table sets forth the computation of basic and diluted earnings per share (dollars in thousands):

| | Year Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Numerator for basic and diluted earnings per share: | | |
| Net (loss) income | $ (9,636) | $ 4,015 |
| Deduct (earnings) attributable to non-controlling interests | (155) | (142) |
| Deduct loss (earnings) allocated to unvested restricted stock | 493 | (953) |
| Net (loss) income available for common stockholders: basic and diluted | $ (9,298) | $ 2,920 |
| Denominator for basic earnings per share: | | |
| Weighted average number of common shares outstanding | 17,752,226 | 17,918,270 |
| Effect of dilutive securities: | | |
| RSUs | — | 30,006 |
| Denominator for diluted earnings per share: | | |
| Weighted average number of shares | 17,752,226 | 17,948,276 |
| (Loss) earnings per common share, basic | $ (0.52) | $ 0.16 |
| (Loss) earnings per common share, diluted | $ (0.52) | $ 0.16 |

***Equity Distribution Agreements***

In May 2023, the Company (i) terminated the equity distribution agreements dated March 18, 2022 and (ii) entered into equity distribution agreements with three sales agents to sell up to $40,000,000 of shares of its common stock from time-to-time in an at-the-market offering. During the years ended December 31, 2024 and 2023, the Company did not sell any shares. At December 31, 2024, the Company is authorized to sell an aggregate of $40,000,000 of shares pursuant to the equity distribution agreements.

***Share Repurchase***

Pursuant to the Company’s repurchase program(s), as amended from time to time, the Company is authorized to repurchase shares of its common stock through open-market transactions, privately negotiated transactions, or otherwise.

During the year ended December 31, 2024, the Company purchased 193,529 shares of common stock for total consideration of approximately $3,495,000, net of commissions of $12,000. During the year ended December 31,2023, the Company repurchased 779,423 shares of common stock for total consideration of approximately $14,397,000, net of commissions of $44,000. As of December 31, 2024, the Company is authorized to repurchase approximately $6,089,000 of shares of common stock.

From January 1, 2025 through February 28, 2025, the Company repurchased 65,018 shares of common stock at an average price per share of $17.49 for an aggregate cost of $1,137,000. At February 28, 2025, the Company is authorized to repurchase up to $4,952,000 of shares of common stock through December 31, 2025. On March 11, 2025, the Board of Directors authorized the repurchase of up to $10,000,000 shares of stock through December 31, 2026.

## NOTE 11—STOCKHOLDERS' EQUITY (continued)

### *Dividend Reinvestment Plan*

The Dividend Reinvestment Plan (the "DRP"), which was reauthorized in 2024, among other things, provides stockholders with the opportunity to reinvest all or a portion of their cash dividends paid on the Company's common stock in additional shares of its common stock, at a discount, determined in the Company's sole discretion, of up to 5% from the market price for the common stock (as such price is calculated pursuant to the DRP). The discount from the market price  as of December 31, 2024 was 3%.  In the year ended December 31, 2024 and 2023, the Company issued 211,135 and 165,228 shares in lieu of cash dividends of $3,626,000 and $3,034,000, respectively.

## NOTE 12—RELATED PARTY TRANSACTIONS

The Company has retained certain of its part-time executive officers and Fredric H. Gould, a director, to provide, among other things, the following services: participating in the Company's multi-family property analysis and approval process (which includes service on an investment committee), providing investment advice, and long-term planning and consulting with executives and employees with respect to other business matters, as required. The aggregate fees paid in 2024 and 2023 for these services were $1,618,000 and $1,541,000, respectively.

Management of certain properties owned by the Company and certain joint venture properties is provided by Majestic Property Management Corp. ("Majestic Property"), a company wholly owned by Fredric H. Gould, under renewable year-to-year agreements. Certain of the Company's officers and directors are also officers and directors of Majestic Property. Majestic Property provides real property management, real estate brokerage and construction supervision services for these properties. For the years ended December 31, 2024 and 2023, fees for these services were $37,000 and $34,000, respectively.

Pursuant to a shared services agreement between the Company and several affiliated entities, including Gould Investors L.P., the owner and operator of a diversified portfolio of real estate and other assets and One Liberty Properties, Inc., a NYSE listed equity REIT ("One Liberty"), the (i) services of the part time personnel  that perform certain executive, administrative, legal, accounting and clerical functions and (ii) certain facilities and other resources,  are provided to the Company. The allocation of expenses for the facilities, personnel and other resources shared by, among others, the Company and Gould Investors, is computed in accordance with such agreement and is included in general and administrative expense on the consolidated statements of operations. During the years ended December 31, 2024 and 2023, allocated general and administrative expenses reimbursed by the Company to Gould Investors pursuant to the shared services agreement aggregated $698,000 and $642,000, respectively.  As of December 31, 2024 and 2023, $130,000 and $142,000, respectively, remains unpaid and is included in accounts payable and accrued liabilities on the consolidated balance sheets.  At December 31, 2024, Gould Investors owned approximately 20.5% of BRT's outstanding common stock. Certain of the Company's officers and directors are also officers and directors of One Liberty and Georgetown Partners, LLC, the managing general partner of Gould Investors.

The Company obtains certain insurance in conjunction with Gould Investors and reimburses Gould Investors for the Company's share of the insurance cost. Insurance reimbursements to Gould Investors for the years ended December 31, 2024 and 2023 were $28,000 and $22,000, respectively.

## NOTE 13—FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company estimates the fair value of financial assets and liabilities based on the framework established in fair value accounting guidance. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). The hierarchy described below prioritizes inputs to the valuation techniques used in measuring the fair value of assets and liabilities. This hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring the most observable inputs to be used when available. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets and liabilities in active markets
- Level 2— inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3— inputs to the valuation methodology are unobservable and significant to fair value.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments that are not reported at fair value on the consolidated balance sheets:

*Cash and cash equivalents, restricted cash, accounts receivable (included in other assets), accounts payable and accrued liabilities:* The carrying amounts reported on the balance sheets for these instruments approximate their fair value due to the short term nature of these accounts.

Loan Receivables: At December 31, 2024, the estimated fair value of the Company's loan receivables, equaled their carrying value due to their recent origination.

*Junior subordinated notes:* At December 31, 2024, and 2023, the estimated fair value of the Company's junior subordinated notes is less than their carrying value by approximately $3,578,000 and $3,613,000, respectively, based on market interest rates of 7.94% and 8.60%, respectively.

*Mortgages payable:* At December 31, 2024, the estimated fair value of the Company's mortgages payable is less than their carrying value by approximately $39,277,000, assuming market interest rates between 5.38% and 6.61%. At December 31, 2023, the estimated fair value was less than the carrying value by $34,195,000, assuming market interest rates between 4.88% and 6.23%. Market interest rates were determined using current financing transaction information provided by third party institutions.

Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value assumptions. The fair values of debt obligations are considered to be Level 2 valuations within the fair value hierarchy.

*Financial Instruments Measured at Fair Value*

The Company's fair value measurements are based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, there is a fair value hierarchy that distinguishes between markets participant assumptions based on market data obtained from sources independent of the reporting entity and the reporting entity's own assumptions about market participant assumptions. Level 1 assets/ liabilities are valued based on quoted prices for identical instruments in active markets, Level 2 assets/liabilities are valued based on quoted prices in active markets for similar instruments, on quoted prices in less active or inactive markets, or on other "observable" market inputs and Level 3 assets/liabilities are valued based significantly on "unobservable" market inputs. The Company does not currently own any financial instruments that are classified as Level 3.

At December 31, 2024 and 2023, the Company had no financial assets or liabilities measured at fair value.

## NOTE 14—COMMITMENT AND CONTINGENCIES

From time to time, the Company and/or its subsidiaries are  parties to legal proceedings that arise in the ordinary course of business, and in particular, personal injury claims involving the operations of the Company's properties. Although management believes that the primary and umbrella insurance coverage maintained with respect to such properties is sufficient to cover

## NOTE 14—COMMITMENT AND CONTINGENCIES (continued)

claims for compensatory damages, many of these personal injury claims also assert claims for exemplary (*i.e* punitive) damages. Generally, insurance does not cover claims for punitive or exemplary damages.

The Company maintains a non-contributory defined contribution pension plan covering eligible employees and officers. Contributions by the Company are made through a money purchase plan and the amounts of such contributions are based upon a percent of qualified employees' total salary as defined therein. Pension expense approximated $515,000 and $473,000 during the years ended December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, $120,000 and  $73,000, respectively, remains unpaid and is included in accounts payable and accrued liabilities on the consolidated balance sheets.

At December 31, 2024, the Company is the carve-out guarantor with respect to mortgage debt in principal amount of $443,107,000 at 18 multi-family properties.

## NOTE 15—NEW ACCOUNTING PRONOUNCEMENT

In November 2024, the FASB issued ASU No. 2024–03, *Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220–40): Disaggregation of Income Statement Expenses.* This ASU aims to enhance financial reporting transparency by requiring disaggregated disclosure of income statement expenses for public business entities ("PBEs").  The ASU does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories within the footnotes to the financial statements.

ASU 2024-03 adds ASC 220-40 to require a footnote disclosure about specific expenses by requiring PBEs to disaggregate, in a tabular presentation, each relevant expense caption on the face of the income statement that includes any of the following natural expenses: (1) purchases of inventory, (2) employee compensation, (3) depreciation, (4) intangible asset amortization, and (5) depreciation, depletion, and amortization (DD&A) recognized as part of oil- and gas-producing activities or other types of depletion expenses. The tabular disclosure would also include certain other expenses, when applicable. The ASU does not change or remove existing expense disclosure requirements; however, it may affect where that information appears in the footnotes to the financial statements.

ASU No. 2024–03 is applicable for fiscal years beginning after December 15, 2026.  The Company is evaluating the new guidance to determine impact on the Company's consolidated financial statements.

**NOTE 16—QUARTERLY FINANCIAL DATA (Unaudited)**

| | 2024 | | | | |
|---|---|---|---|---|---|
| | **1st Quarter**<br>**Jan - March** | **2nd Quarter**<br>**April - June** | **3rd Quarter**<br>**July - Sept** | **4th Quarter**<br>**Oct - Dec** | **Total**<br>**For Year** |
| Revenues: | | | | | |
| Rental and other revenue | $    23,298 | $    23,778 | $    24,177 | $    23,520 | $    94,773 |
| Other income | 105 | 84 | 219 | 449 | 857 |
| Total revenues | 23,403 | 23,862 | 24,396 | 23,969 | 95,630 |
| Expenses: | | | | | |
| Real estate operating expenses | 10,579 | 10,846 | 11,187 | 10,943 | 43,555 |
| Interest expense | 5,523 | 5,500 | 5,745 | 5,828 | 22,596 |
| General and administrative | 4,152 | 3,813 | 3,811 | 3,819 | 15,595 |
| Provision for credit loss | — | — | — | 270 | 270 |
| Depreciation | 6,435 | 6,466 | 6,499 | 6,526 | 25,926 |
| Total expenses | 26,689 | 26,625 | 27,242 | 27,386 | 107,942 |
| Total revenues less total expenses | (3,286) | (2,763) | (2,846) | (3,417) | (12,312) |
| Equity in earnings of unconsolidated joint ventures | 228 | 389 | 369 | 658 | 1,644 |
| Gain on sale of real estate | — | — | — | 806 | 806 |
| Income (loss) income from continuing operations | (3,058) | (2,374) | (2,477) | (1,953) | (9,862) |
| Provision for taxes | 78 | (65) | (310) | 71 | (226) |
| Net (loss) income from continuing operations, net of taxes | (3,136) | (2,309) | (2,167) | (2,024) | (9,636) |
| Income attributable to non-controlling interests | (35) | (36) | (38) | (46) | (155) |
| Net (loss) income attributable to common stockholders | $    (3,171) | $    (2,345) | $    (2,205) | $    (2,070) | (9,791) |
| Basic and diluted and per share amounts attributable to common stockholders | | | | | |
| Basic (loss) income per share | $    (0.17) | $    (0.13) | $    (0.12) | $    (0.11) | $    (0.52) |
| Diluted (loss) income per share | $    (0.17) | $    (0.13) | $    (0.12) | $    (0.11) | $    (0.52) |

**NOTE 16—QUARTERLY FINANCIAL DATA (Unaudited) (Continued)**

| | 2023 | | | | |
|---|---|---|---|---|---|
| | **1st Quarter Jan - March** | **2nd Quarter April - June** | **3rd Quarter July - Sept** | **4th Quarter Oct - Dec** | **Total For Year** |
| Revenues: | | | | | |
| Rental and other revenue | $ 22,939 | $ 23,255 | $ 23,510 | $ 23,365 | $ 93,069 |
| Interest and other income | — | 63 | 342 | 143 | 548 |
| Total revenues | 22,939 | 23,318 | 23,852 | 23,508 | 93,617 |
| Expenses: | | | | | |
| Real estate operating expenses | 10,434 | 10,548 | 10,583 | 10,256 | 41,821 |
| Interest expense | 5,483 | 5,513 | 5,581 | 5,584 | 22,161 |
| General and administrative | 4,055 | 3,848 | 4,017 | 3,513 | 15,433 |
| Depreciation | 8,008 | 7,543 | 6,544 | 6,389 | 28,484 |
| Total expenses | 27,980 | 27,452 | 26,725 | 25,742 | 107,899 |
| Total revenues less total expenses | (5,041) | (4,134) | (2,873) | (2,234) | (14,282) |
| | | | | | |
| Equity in earnings of unconsolidated joint ventures | 815 | 464 | 426 | 588 | 2,293 |
| Equity in earnings from sale of unconsolidated joint venture properties | — | 14,744 | — | — | 14,744 |
| Gain on sale of real estate | — | — | 604 | — | 604 |
| Casualty loss | — | — | — | (323) | (323) |
| Insurance recovery of casualty loss | — | 215 | 261 | 317 | 793 |
| Gain on insurance recoveries | 240 | — | — | — | 240 |
| Income (loss) from continuing operations | (3,986) | 11,289 | (1,582) | (1,652) | 4,069 |
| Provision (benefit) for taxes | 76 | 51 | (122) | 49 | 54 |
| Income (loss) from continuing operations, net of taxes | (4,062) | 11,238 | (1,460) | (1,701) | 4,015 |
| Income attributable to non-controlling interests | (36) | (36) | (34) | $ (36) | (142) |
| Net income (loss) income attributable to common stockholders | $ (4,098) | $ 11,202 | $ (1,494) | $ (1,737) | 3,873 |
| | | | | | |
| Basic and per share amounts attributable to common stockholders | | | | | |
| Basic income (loss) per share | $ (0.21) | $ 0.59 | $ (0.08) | $ (0.11) | $ 0.16 |
| Diluted income (loss) per share | $ (0.21) | $ 0.58 | $ (0.08) | $ (0.11) | $ 0.16 |

**NOTE 17—SUBSEQUENT EVENTS**

Subsequent events have been evaluated and any significant events, relative to our consolidated financial statements as of December 31, 2024 that warrant additional disclosure have been included in the notes to the consolidated financial statements.

# BRT APARTMENTS CORP. AND SUBSIDIARIES

## SCHEDULE III—REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION

### DECEMBER 31, 2024

#### (Dollars in thousands)

| Description | Encumbrances | Initial Cost to Company | | Costs Capitalized Subsequent to Acquisition | | Gross Amount At Which Carried at December 31, 2024 | | | Accumulated Depreciation | Date of Construction | Date Acquired | Depreciation Life |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Land | Buildings and Improvements | Land | Improvements | Land | Buildings and Improvements | Total (a) | | | | |
| ***Commercial*** | | | | | | | | | | | | |
| Yonkers, NY. | $ — | $ — | $ 4,033 | $ — | $ 287 | $ — | $ 4,320 | $ 4,320 | $ 2,640 | (b) | Aug-2000 | 39 years |
| ***Multi-Family Residential*** | | | | | | | | | | | | |
| North Charleston, SC | 21,173 | 2,435 | 18,970 | — | 2,025 | 2,435 | 20,994 | 23,429 | 9,044 | 2010 | Oct-2012 | 30 years |
| Decatur, GA | — | 1,698 | 8,676 | — | 3,251 | 1,698 | 11,927 | 13,625 | 5,175 | 1954 | Nov-2012 | 30 years |
| Columbus, OH | 8,202 | 1,372 | 12,678 | — | 960 | 1,372 | 13,638 | 15,010 | 5,454 | 1999 | Nov-2013 | 30 years |
| Pensacola, FL | — | 2,758 | 25,192 | — | 2,387 | 2,758 | 27,579 | 30,337 | 9,639 | 2008 | Dec-2014 | 30 years |
| San Marcos, TX | 15,628 | 2,303 | 17,309 | — | 933 | 2,303 | 18,242 | 20,545 | 3,958 | 2014 | Oct-2019 | 30 years |
| LaGrange, GA | 27,375 | 832 | 21,969 | — | 1240 | 832 | 23,209 | 24,041 | 7,517 | 2009 | Nov-2015 | 30 years |
| Fredericksburg, VA | 24,764 | 7,540 | 32,316 | — | 2,865 | 7,540 | 35,181 | 42,721 | 8,825 | 2005 | Jul-2018 | 30 years |
| Nashville, TN | 52,000 | 6,172 | 77,532 | — | 1,289 | 6,172 | 78,821 | 84,993 | 10,296 | 2017 | Sept -2021 | 30 years |
| Greenville, SC | 25,999 | 4,033 | 34,064 | — | 1,143 | 4,033 | 35,207 | 39,240 | 4,429 | 1998 | Oct-2021 | 30 years |
| Nashville, TN | 37,680 | 9,679 | 29,114 | — | 2,983 | 9,679 | 32,097 | 41,776 | 3,887 | 1985 | Dec-2021 | 30 years |
| San Antonio, TX | 26,920 | 3,336 | 33,437 | — | 522 | 3,336 | 33,959 | 37,295 | 3,902 | 2018 | March-2022 | 30 years |
| Creve Coeur, MO | 29,700 | 5,466 | 30,796 | — | 462 | 5,466 | 31,258 | 36,724 | 3,392 | 2019 | April-2022 | 30 years |
| Tallahassee, FL | 20,708 | 3,398 | 27,167 | — | 736 | 3,398 | 27,903 | 31,301 | 3,004 | 1997 | May-2022 | 30 years |
| Huntsville, AL | 18,952 | 1,959 | 20,079 | — | 1,391 | 1,959 | 21,470 | 23,429 | 2,232 | 1992 | May-2022 | 30 years |
| Boerne, TX | 7,576 | 1,289 | 12,984 | — | 493 | 1,289 | 13,477 | 14,766 | 1,337 | 2008 | May-2022 | 30 years |
| Macon, GA | 9,816 | 2,866 | 16,423 | — | 218 | 2,866 | 16,641 | 19,507 | 1,638 | 1989 | June-2022 | 30 years |
| Southaven, MS | 26,191 | 3,646 | 45,535 | — | 2,002 | 3,646 | 47,536 | 51,182 | 4,837 | 2003 | July-2022 | 30 years |
| Southaven, MS | 28,707 | 3,847 | 46,433 | — | 2,075 | 3,847 | 48,508 | 52,355 | 4,992 | 2006 | July-2022 | 30 years |
| Wilmington, NC | 23,160 | 3,468 | 37,311 | — | 1,597 | 3,468 | 38,908 | 42,376 | 3,955 | 2003 | July-2022 | 30 years |
| Trussville, AL | 32,250 | 4,095 | 42,943 | — | 1,109 | 4,095 | 44,052 | 48,147 | 4,063 | 2007 | July-2022 | 30 years |
| Madison, AL | 14,508 | 2,054 | 22,018 | — | 1,149 | 2,054 | 23,167 | 25,221 | 2,209 | 1992 | Aug-2022 | 30 years |
| Total | $ 451,309 | $ 74,246 | $ 616,979 | $ — | $ 31,117 | $ 74,246 | $ 648,094 | $ 722,340 | $ 106,425 | | | |

**BRT REALTY TRUST AND SUBSIDIARIES**

**SCHEDULE III—REAL ESTATE PROPERTIES AND ACCUMULATED DEPRECIATION**

**DECEMBER 31, 2024**

**(Dollars in thousands)**

Notes to the schedule:

| | | |
|---|---|---|
| (a) | Total real estate properties | $ 722,340 |
| | Less: Accumulated depreciation | (106,425) |
| | Net real estate properties | $ 615,915 |
| (b) | Information not readily obtainable. | |

A reconciliation of real estate properties is as follows:

| | 2024 | 2023 |
|---|---|---|
| Balance at beginning of year | $ 635,836 | $ 651,603 |
| Additions: | | |
| Acquisitions | — | — |
| Capital improvements | 6,152 | 9,643 |
| Capitalized development expenses and carrying costs | — | — |
| | 6,152 | 9,643 |
| Deductions: | | |
| Sales | 147 | 106 |
| Depreciation | 25,926 | 25,304 |
| | 26,073 | 25,410 |
| Balance at end of year | $ 615,915 | $ 635,836 |

**BRT APARTMENTS CORP. AND SUBSIDIARIES**

**SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE**

**DECEMBER 31, 2024**

**(Dollars in thousands)**

| Description | Interest Rate | Final Maturity Date | Periodic Payment Terms | Prior Liens | Face Amount of Mortgages | Carrying Value of Mortgages | Principal Amount of Loans subject to delinquent principal or interest |
|---|---|---|---|---|---|---|---|
| Multi-Family, Wilmington, NC | 6 % | November 2031 | Current Return monthly;principal at maturity | $ 30,191 | $ 7,000 | $ 6,763 | $ — |
| Multi-Family, Kennesaw, GA | 7 % | June 2029 | Current Return monthly;principal at maturity | 21,123 | 11,250 | 10,904 | — |
| Total | | | | | $ 18,250 | $ 17,667 | $ — |

See notes 1,5 and 6 to the consolidated financial statements.

**BRT APARTMENTS CORP. AND SUBSIDIARIES**

**SCHEDULE IV—MORTGAGE LOANS ON REAL ESTATE**

**DECEMBER 31, 2024**

Notes to the schedule:

(a) The following summary reconciles mortgage loans at their carrying values:

| | 2024 |
|---|---|
| Balance at beginning of year | $ — |
| New loan receivables | 18,250 |
| Deferred loan fee income amortization | 9 |
| | 18,259 |
| Deductions: | |
| Deferred fees | 322 |
| Provision for credit loss | 270 |
| | 592 |
| Balance at end of year | $ 17,667 |

# Corporate Directory

**ISRAEL ROSENZWEIG**
Chairman of the Board of Directors; Senior Vice President of Georgetown Partners LLC, Managing General Partner of Gould Investors L.P.; Senior Vice President of One Liberty Properties, Inc.

**JEFFREY A. GOULD**
Director, President and Chief Executive Officer; Senior Vice President and Manager of Georgetown Partners LLC; Director and Senior Vice President of One Liberty Properties, Inc.

**MATTHEW J. GOULD**
Director and Senior Vice President; Chairman of the Board and Chief Executive Officer of Georgetown Partners LLC; Chairman of the Board of Directors of One Liberty Properties, Inc.; Chairman of Rainbow Realty Group; Director of Evelo Biosciences, Inc.; Director of MJ Real Estate Investment Trust

**DAVID W. KALISH**
Senior Vice President — Finance; Senior Vice President and Chief Financial Officer of Georgetown Partners LLC; Senior Vice President — Finance of One Liberty Properties, Inc.

**MARK H. LUNDY**
Senior Vice President; President and Chief Operating Officer of Georgetown Partners LLC; Senior Vice President of One Liberty Properties, Inc.

**GEORGE E. ZWEIER**
Vice President and Chief Financial Officer

**MITCHELL K. GOULD**
Executive Vice President

**ISAAC KALISH**
Senior Vice President and Treasurer; Vice President and Treasurer of Georgetown Partners LLC; Senior Vice President and Chief Financial Officer of One Liberty Properties, Inc.

**STEVEN ROSENZWEIG**
Senior Vice President, Legal; Vice President of Georgetown Partners LLC

**ALAN H. GINSBURG**
Director; Chairman of The CED Companies and AHG Group of Companies

**FREDRIC H. GOULD**
Director; Vice Chairman of the Board of Directors of One Liberty Properties Inc.

**LOUIS C. GRASSI**
Director; Managing Partner and Chief Executive Officer, Grassi Advisory Group, Inc.

**GARY J. HURAND**
Director; President of Management Diversified Inc.

**JEFFREY RUBIN**
Director; Chief Executive Officer and President of the JR Group; Chief Executive Officer of Summit Processing Group, LLC; Chief Executive Officer and President of Excel Payments

**JONATHAN H. SIMON**
Director; Chief Executive Officer of The Simon Development Group

**ELIE WEISS**
Director; Chief Executive Officer of Five Forty Investments; Director of PCP Flow

**CAROL CICERO**
Director

**REGISTRAR AND TRANSFER**
Equiniti
55 Challenger Road
Ridgefield Park, NJ 07660
877-814-9664
www.equiniti.com

**INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**
Ernst & Young, LLP
1 Manhattan West
New York, NY 10001

**WEB SITE ADDRESS**
www.brtapartments.com

**FORM 10-K AVAILABLE**
A copy of the annual report (Form 10-K) filed with the Securities and Exchange Commission may be obtained by writing to BRT Apartments Corp., 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021, Attn: Secretary.

**COMMON STOCK**
The Company's common stock is listed on the New York Stock Exchange under the ticker symbol BRT.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com



**60 Cutter Mill Road, Suite 303**
**Great Neck, New York 11021**
**(516) 466-3100**
**www.brtapartments.com**